18

07027542

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Computershare Limited

*CURRENT ADDRESS Yarra Falls
452 Johnston St
Abbotsford, Victoria 3067

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 3 0 2007
THOMSON FINANCIAL

FILE NO. 82- 4966 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBS
DAT: 10/26/07

Computershare Limited
(SEC File No. 82-04966)
Application for Reinstatement of Exemption Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended

DOCUMENTS LISTED IN EXHIBIT C

VOLUME 2 OF 3

Computershare

MARKET ANNOUNCEMENT

6 January 2006

COMPUTERSHARE TO ACQUIRE SLS GROUP

Computershare Limited (ASX:CPU) today announced the acquisition of SLS Group, a leading provider of Annual General Meeting (AGM) services in Germany for cash consideration of approx. A$24m (€14.85m). The transaction is expected to be EPS positive in fiscal 2006.

Based in Schwabhausen, near Munich, SLS has become a leading provider of AGM services to German companies in the 26 years since its founding. Key clients include Deutsche Post, Deutsche Telekom, Lufthansa, Daimler Chrysler, Allianz and Eon, and SLS also delivers AGM services to other key DAX and M-DAX companies.

SLS has developed a wide range of products and services for the AGM market, offering clients innovations such as Attendance & Voting-Procedures (from paper to wireless), Q&A back-office-systems and Internet Proxy Voting-Services . Managing Director Hans Schirdewahn says of its current market position: 'SLS is at the forefront of AGM provision in Germany, with innovative, expertly delivered technology and services. We are delighted to become part of the Computershare group and to offer our customers the benefits of being part of a dynamic global organisation.'

Chris Morris, Computershare CEO, considers Germany a key market for the company: 'Germany has always been a priority for Computershare, and we have grown our presence in the country significantly over the last 12 months. The acquisition of SLS Group fits very well with Computershare's core competencies and is a big positive for our customers in Germany and throughout Europe.'

With the acquisition of the SLS Group, Computershare will deliver approximately 400 AGMs per year in Germany, Austria and Switzerland. Coupled with the recent acquisition in the UK of IML, Europe's leading provider of interactive meetings technology, Computershare is in a position to be an important player in the European AGM market.

For further details please contact:

Tom Honan
Chief Financial Officer
Tel + 61 3 9415 5060

About Computershare Limited (CPU)

Computershare (ASX:CPU) is a global leader in share registration, employee equity plans, proxy solicitation and other specialised financial and communication services. Many of the world's largest companies employ our innovative solutions to maximise the value of their relationships with investors, employees, customers and members.

Computershare has approximately 10,000 employees across the world and serves 14,000 corporations and 90 million shareholders and employee accounts in 21 countries across five continents.
For more information, visit www.computershare.com

Computershare

COMPUTERSHARE LIMITED (ASX:CPU)

FINANCIAL RESULTS
FOR THE HALF YEAR ENDED 31 DECEMBER 2005

(Comparisons are for the half year ended 31 December 2004 based on AIFRS)

15 February 2006

Copies of the 1H06 Results Presentation are available for download at: www.computershare.com/results

Computershare

MARKET ANNOUNCEMENT

Vibrant US Business Propels Computershare

Melbourne, 15 February 2006 – Computershare Limited (ASX: CPU) today reported a 28% growth in Earnings per Share (on a normalised AIFRS vs AIFRS basis) to 11.72 cents, growth in total revenues of 59% to $781.4 million and in Operating Cash Flows of 72% to $87.5 million.

Headline results (1H06 AIFRS vs 1H05 restated AIFRS basis)

- Normalised Earnings per Share (post Outside Equity Interests (OEI)) rose from 9.14 cents (1H05) to 11.72 cents per share (up 28%);
- Total revenues reached $781.4 million (an increase of 59% on 1H05);
- Net Operating Cash Flows for the half year were $87.5 million (an increase of 72% on 1H05);
- Normalised Earnings Before Income Tax, Depreciation and Amortisation (EBITDA normalised) was up 46% on 1H05 to $132.4 million;
- Normalised Net profit after OEI was $69.8 million (an increase of 35% on normalised 1H05, see reconciliation below);
- Operating expenses were $650.5 million, an increase over the prior corresponding period of 62%;
- Days Sales Outstanding for the half year ending 31 December 2005 fell to 56 days from 62 days at 30 June 2005; and
- Capital expenditure was $19.4 million, above on-going expectations as a result of integration of acquired businesses, including Computershare Shareholder Services in the US formerly known as Equiserve.

Reconciliation – Normalised Earnings
(Explanation provided to identify underlying profitability -1H05 versus 1H06)

1H05		1H06	
Net profit after tax under AGAAP 31 Dec 2004	45,368		
Write back of goodwill amortisation	20,260		
Share based remuneration expense	(3,587)		
Business combinations	8,312		
Other	(1,008)		
Net profit after tax under AIFRS 31 Dec 2004	69,345	Net profit after tax under AIFRS 31 Dec 2005	65,784
Adjustment for unusual items		Adjustment for unusual items	
- Profit on sale	(9,331)	- UK redundancies	4,057
- Business combinations	(8,312)		
Normalised profit after tax under AIFRS at 31 Dec 2004	51,702	**Normalised profit after tax at 31 Dec 2005**	69,841

Commentary

Computershare once again reported a record half of Revenues and EBITDA. The company delivered strong growth for the half, buoyed by a full contribution for the period by Computershare Shareholder Services (formerly Equiserve), increasing normalised EPS by 28% versus 1H05. This result has been underpinned by unprecedented growth in the US operations, both through acquisition and improvement from existing businesses.

Computershare's CEO, Chris Morris, said, "To call ourselves truly global we had to break into the biggest market of all, the US. I can now proudly say that Computershare has become a leading player in the North American market, evidenced by the US contribution to the result this half".

The Asia Pacific region continues to deliver strong results, with growth in the level of IPO and corporate actions in Hong Kong and India offsetting a return to normal activity levels for the Australian business after several years of buoyant conditions. The Australian Plans business has reported a significant increase in profitability, an example of the success of our focus of growing this business segment globally. Performance by the new Japanese joint venture has exceeded expectations.

The EMEA region remains very competitive, particularly in the UK where conditions continue to challenge. Businesses outside the UK continue to improve however, with Russia, Ireland and Germany performing well. Improving the UK business is a key goal for management, with a number of changes having already been made, resulting in shared services savings of $3m and annualised personnel savings of at least $7m. Significantly, the UK registry business has recently been appointed to handle the largest demutualisation in that market for a number of years.

The North American region has surpassed expectations in the first half, with organic growth combined with the Computershare Shareholder Services acquisition resulting in the region contributing 68% of total EBITDA. A significant contribution from Mutual Fund Proxy work and earnings growth in US Plans and Registry businesses were the highlights. Canadian Registry and Fixed Income businesses continue to produce solid results following a trend established over a number of years.

The Computershare Shareholder Services integration is ahead of schedule, with conversion of the Fairway system set to complete in April 2006 and synergies tracking marginally ahead of plan both in timing and total value terms.

Dividend

The company announces an interim dividend of 6 cents per share unfranked, payable on 24 March 2006 (record date of 6 March 2006), an increase of 20% on the interim dividend for FY05 and the same as the final dividend for FY05.

Balance Sheet Overview

The company's financial position remains sound with total assets of $2,152.7 million being financed by shareholders' funds totalling $869.4 million.

Computershare's total current funding facility is $835 million, with net borrowings increasing to $586.7 million at 31 December 2005 (from $526.3 million at 30 June 2005). Gross borrowings at 31 December 2005 amounted to $709.5 million.

Gearing – Net Debt to Net Debt plus Equity fell marginally from 41% at 30 June 2005 to 40% at 31 December 2005.

Capital expenditure at $19.4m was higher than 2H05 as forecast in our FY05 results presentation due to continued integration projects, particularly Computershare Shareholder Services.

Operating Costs – Overview

Group operating expenses increased by 62% to $650.5m, with costs impacted by an 83% increase in Cost of Sales. Personnel costs grew by 47%.

Total technology spending for the six months was $84 million, an increase of 63% on 1H05, as expected during integration of acquired businesses. Technology costs as a percentage of sales revenue rose from 9% for 2H05 to 11% for 1H06. This amount includes $25 million in research and development (R&D) expenditure. In line with the company's policy, all technology costs have been expensed during the period.

Distribution of Revenue/EBITDA (comparisons to corresponding period)

Regionally, revenues and EBITDA results were apportioned as follows:

	Revenue		EBITDA	
	1H06	1H05	1H06	1H05
North America	59%	40%	68%	36%
Asia/Pacific	21%	33%	23%	43%
EMEA	20%	27%	9%	21%

Group revenues and EBITDA have increased for the period as a result of acquisitions, in particular Computershare Shareholder Services, a strong performance by Computershare Fund Services in the US and improved margin income as North American interest rates continue to rise.

Non-Recurring Items

Included as a non-recurring item is the cost of restructuring the UK operations. CEO Chris Morris and COO Stuart Crosby have personally overseen a widespread business improvement program in the UK. The cost of the restructuring program, which was largely complete at 31 December 2005, is approximately $5.7m. Annualised benefits of the program are expected to be at least $7m.

As documented in a Market Announcement dated 21 November 2005, a Letter of Intent was signed to dispose of Computershare's Markets Technology business. The sale closed on 31 January 2006. The company expects to book a non-recurring gain of approximately A$10m in the second half of FY06 that will more than offset the costs of the UK restructure.

Corporate Social Responsibility

Over the past 6 months Computershare staff along with the Computershare Group have raised over $500,000 for the Change-A-Life project. Funds will support the establishment of a commercial farm, fund an orphanage and create employment opportunities in a small rural community in Kenya.

Outlook for Financial Year 2006

Assuming market conditions in key regions, particularly the US, remain healthy, Computershare confirms that it expects revenues of at least A$1.5 billion and Normalised Earnings per Share of at least 29 cents per share for the fiscal year ending June 30, 2006.

About Computershare Limited (CPU)

Computershare (ASX: CPU) is a global leader in share registration, employee equity plans, proxy solicitation and other specialized financial and communication services. Many of the world's largest companies employ our innovative solutions to maximize the value of their relationships with investors, employees, customers and members.

Computershare has approximately 10,000 employees across the world and serves 14,000 corporations and 90 million shareholders and employee accounts in 21 countries across five continents.

For more information visit: www.computershare.com

For further Information:

Mr Darren Murphy
Head of Treasury and Investor Relations
Tel: (03) 9415 5102
Mobile: 0418 392 687

FINANCIAL SUMMARY

The 1H06 result reflects improved market conditions in North America and Asia in particular, benefits of higher interest rates and client balances in the Northern Hemisphere and the contribution from acquisitions.

Comparatives based on AIFRS	6 mths to Dec 2005 $ millions	6 mths to Dec 2004 $ millions	% Variance
Revenue (excl. non-recurring items)	781.4	491.1	59%
EBITDA before non-recurring items	132.4	90.6	46%
Non-recurring items	(5.8)	8.3	
EBITDA post non-recurring items	126.6	99.0	28%
Profit before tax post non-recurring items	91.9	74.7	23%
Basic EPS (normalised) (cents)	11.72	9.14	28%
Dividend per share (cents)	6.0	5.0	20%

Revenue Analysis

Comparatives based on AIFRS	6 mths to Dec 2005 $ millions	6 mths to Dec 2004 $ millions	% Variance
Registry Maintenance	354.7	238.1	49%
Corporate Actions	122.4	78.2	57%
Stakeholder Relationship Management	48.0	43.7	10%
Employee Share Plans	81.3	59.6	36%
Document Services	55.9	28.4	97%
Fund Services	89.3	18.8	375%
Technology and Other Revenue	29.8	24.3	23%
Total	**781.4**	**491.1**	**59%**

(Continued overleaf)

Revenue Analysis (continued)

In summary, Registry Maintenance, Corporate Actions, Employee Share Plans and Document Services revenues all benefited significantly from the six month contribution from Computershare Shareholder Services.

Registry maintenance also grew as a result of new business in Hong Kong, India and significant wins by the existing US business in Chicago. Australian and UK revenues were down largely as a result of market activity.

Corporate Actions revenue experienced a high level of growth, increasing by 57% largely due to the inclusion of Computershare Shareholder Services. Australia, coming off buoyant market conditions and Canada were marginally lower. Initial Public Offering (IPO) growth in Hong Kong and India continued its recent strong performance.

Growth in the North American Corporate Proxy business driven by an increase in market activity was responsible for the uplift in Stakeholder Relationship Management revenues.

Document Services revenue growth on a comparative basis was generated by acquisitions in Australia, Canada and Germany, whilst the UK was marginally lower. In addition to the Document Services revenue, there is approximately $41.2 million of inter-segment revenues that are included in the revenue of other businesses where there is a client-facing relationship.

Computershare Funds Services (formerly Mutual Funds) processed a number of proxy campaigns for large US clients that, accompanied by higher postage recoveries, led to a 375% increase in revenues, significantly exceeding high expectations.

Included in the revenue results is $69.3 million (1H05 $35.8 million) of margin income and $148.6 million (1H05 $83.2 million) of recoverable income. Margin income increased due to both higher interest rates in North America and higher client balances, particularly as a result of the acquisition of Computershare Shareholder Services.

Operating Cost Analysis

	6 mths to Dec 2005 $ millions	6 mths to Dec 2004 $ millions	% Variance
Cost of Sales	192.0	104.9	83%
Personnel	279.6	189.6	47%
Occupancy	34.5	20.4	69%
Other direct	40.1	26.9	49%
Technology services	84.0	51.4	63%
Corporate	20.3	7.9	157%
Total	650.5	401.1	62%

In line with Revenues, Operating Expenses increased substantially as a result of the Computershare Shareholder Services acquisition. Certain costs of integrating acquisitions are expected to be temporary.

TAXATION

The underlying effective tax rate, being the tax rate adjusted for one off, non-recurring items and non deductible goodwill charges for 1H06 was 27.1% (1H05 19.6%), largely due to higher earnings in jurisdictions in which corporate tax rates are higher.

CASH FLOW / FINANCING

Cash flow from operations was $87.5 million, an increase of 72% on 1H05.

Debtor days outstanding fell to 56 days at 31 December 2005 from 62 days at 30 June 2005.

Computershare's average tenor of drawn debt is almost 5.1 years.

ASX PRELIMINARY HALF-YEAR REPORT

Computershare Limited

ABN 71 005 485 825

31 December 2005

Lodged with the ASX under Listing Rule 4.2A.3.

This information should be read in conjunction with the 30 June 2005 Annual Report.

Contents

Results for Announcement to the Market *(Appendix 4D item 2)*	2
Half-year report *(ASX Listing rule 4.2A1)*	3
Supplementary Appendix 4D Information *(Appendix 4D items 3 to 9)*	45
Company Directory	47

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES
HALF-YEAR ENDED 31 December 2005
(Previous corresponding period half-year ended 31 December 2004)
RESULTS FOR ANNOUNCEMENT TO THE MARKET

				'000s
Revenue from ordinary activities *(Appendix 4D item 2.1)*	up	56.8%	to	781,432
Profit/(loss) from ordinary activities after tax attributable to members *(Appendix 4D item 2.2)*	down	5.1%	to	65,784
Net profit/(loss) for the period attributable to members *(Appendix 4D item 2.3)*	down	5.1%	to	65,784

Dividends *(Appendix 4D item 2.4)*	Amount per security	Franked amount per security
Final dividend *(prior year)*	6.0 cents	Nil
Interim dividend	6.0 cents	Nil

Record date for determining entitlements to the interim dividend *(Appendix 4D item 2.5)* — 6 March 2006

Explanation of Revenue *(Appendix 4D item 2.6)*
Total revenue for the half year is $781,432,075 an increase of 56.8% over the last corresponding period. The increase in revenues was driven by the inclusion of Computershare Shareholder Services Inc. (formerly Equiserve) for the six months to 31 December 2005 and an increase in mutual funds proxy work in the USA.

Explanation of Profit/(loss) from ordinary activities after tax *(Appendix 4D item 2.6)*
The current half year EBITDA result is $126.6 million including non recurring items, an increase of 28.0% from the prior year. Net profit after tax attributable to members is $65.8 million, a decrease of 5.1% from the prior year. The decrease is primarily due to the nature of the individually material items. In the six months to 31 December 2005 this item was an expense relating to the UK redundancy provision being raised, which reduced net profit after tax. In the six months to 31 December 2004 the nature of the individually material items was to increase net profit after tax. These related to profits recognised on the sale of shares and premises and a credit to income tax expense related to the use of grandfathered acquisition tax losses.

The Group's effective tax rate increased to 25.5% for the half year ended 31 December 2005 from 3.5% for the comparative six month period. The low rate in the comparative period was primarily caused by the tax expense impact of the abovementioned material items.

Gross margins have slightly decreased half year on half year primarily due to the increase in share based remuneration costs in the most recent half year together with the decline in the UK business.

Explanation of Net Profit/(loss) *(Appendix 4D item 2.6)*
Please refer above.

Explanation of Dividends *(Appendix 4D item2.6)*
The company has announced an interim unfranked dividend for the 2005/06 financial year of 6.0 cents per share.

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES

INTERIM FINANCIAL REPORT
FOR THE HALF-YEAR ENDED
31 December 2005

Contents

Directors Report	4
Consolidated income statement	7
Consolidated balance sheet	8
Consolidated statement of changes in equity	9
Consolidated cashflow statement	10
Notes to the consolidated financial statements	11
Directors' declaration	41
Independent review report to the members	43

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2005 and any public announcements made by Computershare Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES
DIRECTORS' REPORT

The Board of Directors of Computershare Limited has pleasure in submitting its report in respect of the financial half-year ended 31 December 2005.

DIRECTORS

The names of the directors of the Company in office during the whole of the half-year and up to the date of this report, unless otherwise indicated, are:

Non-executive
Alexander S Murdoch
Thomas M Butler
Philip D De Feo
William E Ford
Dr Markus Kerber
Anthony N Wales
Simon Jones (appointed 10 November 2005)

Executive
Christopher J Morris
Penelope J Maclagan

PRINCIPAL ACTIVITIES

The principal activities of the consolidated entity during the course of the financial half-year were the operation of Investor Services, Plan Services, Document Services, Analytics and Shareholder Relationship Management Services, Corporate and Technology Services. The Investor Services operations comprise the provision of registry and related services. The Plan Services operations comprise the provision and management of employee share and option plans. The Document Services operations comprise laser imaging, intelligent mailing, scanning and electronic delivery. The Analytics and Shareholder Relationship Management Services comprise the provision of investor analysis, investor communication and management information services to companies, their employees, shareholders and other securities industry participants. Technology Services includes the provision of software specialising in share registry, financial services and stock markets.

The Group also offers corporate trust services and acts as trustee for clients' debt offerings in certain markets and provides share ownership and other investor relations services through its analytics businesses and print and mail distribution services through its document services businesses.

Specific Computershare subsidiaries are registered securities transfer agents. In addition, certain subsidiaries are Trust companies whose charters include the power to accept deposits, primarily acting as an escrow and paying agent on behalf of customers. In certain jurisdictions the Group is subject to regulation by certain federal, provincial and state agencies and undergoes periodic examinations by those regulatory agencies.

REVIEW OF OPERATIONS

Earnings per share have decreased 10.5% to 11.04 cents. The Group has recorded an operating profit before tax of $91.9 million for the half-year ended 31 December 2005 (2004: $74.7 million). Total revenue (including non recurring items) has increased 56.8% to $781.4 million (2004: $498.5 million) and operating cash flows have increased 71.9% to $87.5 million (2004: $50.9 million).

The result for the six months to 31 December 2005 reflects the impact of acquisitions completed during the previous financial year. The synergies and leverage opportunities derived from this acquisition activity in the prior year are now being consolidated and are consistent with expectations.

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES DIRECTORS' REPORT

The following significant changes in the nature of the activities of the consolidated Group occurred during the half-year:

a) On 23 September 2005 Computershare acquired the SPV management service provider Lord Securities Corporation and Lord Securities (Delaware) LLC for USD 12.4 million cash plus a maximum earnout payment of USD 3.1 million should certain hurdles be met.

b) On 14 November 2005 Computershare acquired FinancialBPO Pty Ltd for AUD $9.5 million cash on settlement, the issue of 1 million options with an exercise price of $6.15, able to be exercised within a five year period and 220,000 shares that were purchased on market.

c) On 29 December 2005 Computershare acquired control of SLS Group for consideration of EUR 14.85 million cash which was paid on 6 January 2006.

CONSOLIDATED PROFIT

The consolidated profit of the consolidated entity for the half-year was $65,784,540 after deducting income tax and outside equity interests.

DIVIDENDS

The following dividends of the consolidated entity have been paid, declared or recommended since the end of the preceding financial year:

Ordinary shares

- A final dividend in respect of the year ended 30 June 2005 was declared on 16 August 2005 and paid on 23 September 2005. This was an ordinary dividend of 6.0 cents per share, unfranked, amounting to $35,702,329.

- An interim ordinary dividend recommended by the directors of the company in respect of the current financial year, to be paid on 24 March 2006, is an unfranked ordinary dividend of 6.0 cents per share, amounting to $35,833,234 based on shares on issue at 31 December 2005. The dividend was not declared until 15 February 2006 and accordingly no provision has been recognised at 31 December 2005.

ROUNDING OF AMOUNTS

The parent entity is a company of the kind specified in Australian Securities and Investments Commission Class Order 98/0100. In accordance with that class order, amounts in the consolidated financial statements and the Directors' report have been rounded to the nearest thousand dollars unless specifically stated to be otherwise.

AUDITORS' INDEPENDENCE DECLARATION

A copy of the auditors' signed independence declaration as required under section 307C of the *Corporations Act 2001* is provided immediately after this report.

Signed in accordance with a resolution of the directors.

A. S. Murdoch, Chairman

C. J. Morris, Managing Director

15 February 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
MELBOURNE VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77 Melbourne
Australia
www.pwc.com/au
Telephone +61 3 8603 1000
Facsimile +61 3 8603 1999

Auditor's independence declaration

As lead auditor for the review of Computershare Limited for the half year ended 31 December 2005, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review and
b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Computershare Limited and the entities it controlled during the period.

John Yeoman
Partner
PricewaterhouseCoopers

Melbourne
15 February 2006

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES
CONSOLIDATED INCOME STATEMENT
FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

	Note	*Half-year* 2005 $000	2004 $000
Revenues			
Revenue		775,599	479,962
Other income		5,833	18,534
Total revenue		**781,432**	498,496
Expenses			
Direct services		590,564	362,785
Technology services		61,328	45,466
Corporate services		22,650	8,733
Borrowing costs		16,406	7,376
Total expenses		**690,948**	424,360
Share of net profit/(loss) of associates accounted for using the equity method		1,451	576
Profit before income tax expense		**91,935**	74,712
Income tax expense	3	23,412	2,627
Profit for the half year		**68,523**	72,085
Profit attributable to minority interests		(2,739)	(2,740)
Profit attributable to members of the parent entity		**65,784**	69,345
Basic earnings per share (cents per share)	8	**11.04**	12.33
Diluted earnings per share (cents per share)	8	**11.01**	12.55

The accompanying notes form an integral part of these financial statements.

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES
CONSOLIDATED BALANCE SHEET
FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

	Note	*31 December 2005*	*30 June 2005*
		$000	**$000**
CURRENT ASSETS			
Cash assets		122,752	157,145
Receivables		270,017	270,344
Available-for-sale financial assets at fair value		4,153	-
Other financial assets		46,291	37,303
Inventories		5,452	4,846
Current tax assets		4,696	1,321
Other current assets		23,995	16,292
Held for sale assets		10,447	7,973
Total Current Assets		**487,803**	495,224
NON-CURRENT ASSETS			
Receivables		3,752	7,861
Investments accounted for using the equity method		8,427	6,402
Listed and unlisted investments at cost		-	2,206
Available-for-sale financial assets at fair value		4,168	-
Property, plant & equipment		101,011	101,518
Deferred tax assets		87,283	73,894
Derivative financial instruments		3,063	-
Intangibles		1,456,125	1,347,387
Other		1,093	-
Total Non-Current Assets		**1,664,922**	1,539,268
Total Assets		**2,152,725**	2,034,492
CURRENT LIABILITIES			
Payables		259,731	279,222
Interest bearing liabilities		109,755	101,433
Current tax liabilities		5,102	12,647
Provisions		7,765	27,391
Other		70,848	56,022
Total Current Liabilities		**453,201**	476,715
NON-CURRENT LIABILITIES			
Payables		6,357	14,872
Interest bearing liabilities		599,729	582,057
Deferred tax liabilities		54,026	28,154
Provisions		85,534	73,269
Derivative financial instruments		14,779	-
Deferred consideration		63,075	64,271
Other		6,614	3,556
Total Non-Current Liabilities		**830,114**	766,179
Total Liabilities		**1,283,315**	1,242,894
Net Assets		**869,410**	791,598
EQUITY			
Parent entity interest			
Contributed equity - ordinary shares		585,149	580,762
Reserves		7,805	(33,400)
Retained profits		268,438	238,071
Total parent entity interest		**861,392**	785,433
Minority interest		8,018	6,165
Total Equity		**869,410**	791,598

The accompanying notes form an integral part of these financial statements.

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

	Note	*Half-year* 2005 $000	2004 $000
Total equity at the beginning of the half year		**791,598**	603,836
Adjustment on adoption of AASB 132 and AASB 139, net of tax:			
Retained profits		(103)	-
Reserves		6,293	-
Available-for-sale financial assets, net of tax		271	-
Cash flow hedges, net of tax		(5,871)	-
Exchange differences on translation of foreign operations		31,689	(30,198)
Asset revaluation reserve		-	(542)
Net income recognised directly in equity		**32,279**	(30,740)
Profit for the half-year		65,784	69,345
Total recognised income and expense for the year		**98,063**	38,605
Transactions with equity holders in their capacity as equity holders:			
Contributions of equity, net of transaction costs	7	11,996	54,945
Dividends provided for or paid	4	(35,702)	(28,210)
Conversion of preference shares		-	(114,432)
On market purchase of shares related to employee share plans		(7,610)	-
Employee share based remuneration reserve		6,743	3,879
Options issued as consideration for business combinations		2,060	-
Equity related contingent consideration		27	2,816
Transfer from asset revaluation reserve to retained earnings		-	542
Minority interest		2,235	(2,055)
		(20,251)	(82,515)
Total equity at the end of the half-year		**869,410**	559,926
Total recognised income and expense for the half-year is attributable to:			
Members of Computershare Limited		95,324	35,865
Minority interest		2,739	2,740
		98,063	38,605

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES
CONSOLIDATED CASHFLOW STATEMENT
FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

	Note	*Half-year* 2005 $000	*Half-year* 2004 $000
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers		804,473	486,555
Payments to suppliers and employees		(688,539)	(428,101)
Dividends received		14	1
Interest paid and borrowing costs		(16,754)	(7,355)
Interest received		3,171	1,528
Income taxes paid		(14,898)	(1,754)
Net cash inflow from operating activities	9	**87,467**	50,874
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for purchase of controlled entities, net of cash acquired		(80,844)	(29,689)
Payments for investment in associated entities and joint ventures		(600)	-
Payments for investment in listed & unlisted entities		(1,542)	(3,079)
Payments for property, plant and equipment		(19,407)	(16,413)
Proceeds from sale of assets		489	26,831
Proceeds from sale of controlled entities, net of cash disposed		-	1,874
Other		(339)	-
Net cash outflow from investing activities		**(102,243)**	(20,476)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issues of ordinary shares		11,995	-
Payments for purchase of ordinary shares		(6,583)	-
Buy-back of ordinary shares		-	(30,639)
Buy-back of preference shares		-	(29,447)
Proceeds from borrowings		78,985	123,213
Repayment of borrowings		(74,863)	(47,711)
Dividends paid - ordinary shares		(35,702)	(26,928)
Dividends paid – reset preference shares		-	(1,817)
Dividend paid - outside equity interest in controlled entities		-	(1,047)
Proceeds from finance leases		3,208	1,390
Repayment of finance leases		(3,309)	(3,894)
Net cash outflow from financing activities		**(26,269)**	(16,880)
Net increase (decrease) in cash held		(41,045)	13,518
Cash at the beginning of the financial year		157,145	90,495
Exchange rate variations on foreign cash balances		6,652	(3,255)
Cash at the end of the financial year		**122,752**	100,758

The accompanying notes form an integral part of these financial statements.

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

1. ACCOUNTING POLICIES

This general purpose financial report for the interim half-year reporting period ended 31 December 2005 has been prepared in accordance with Australian Accounting Standard AASB 134 'Interim Financial Reporting', other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board and the *Corporations Act 2001*.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2005 and any public announcements made by Computershare Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001* and Australian Stock Exchange Listing Rules.

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current period.

Basis of preparation of half-year financial report

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

This interim financial report is the first Computershare Limited interim financial report to be prepared in accordance with the Australian equivalents to International Financial Reporting Standards (AIFRS). AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards' has been applied in preparing these financial statements. Where the ongoing application of the AASB 1 requirements results in an accounting treatment different to the stated accounting policy, these are outlined in the accounting policy "Ongoing impact of AASB 1 application to accounting policy".

Until 30 June 2005 financial statements of Computershare Limited have been prepared in accordance with previous Australian Generally Accepted Accounting Policies (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing the Computershare Limited interim financial report for the half year ended 31 December 2005, management has amended certain accounting, valuation and consolidation methods applied in the previous AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures were restated to reflect these adjustments. The Group has taken the exemption available under AASB 1 to only apply AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement from 1 July 2005.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRS on the Group's equity and its net income are given in Note 12.

The financial statements have been prepared under the historical cost convention as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss.

Early adoption of standard
The Group has elected to apply the amendment to AASB 121: The Effects of Changes in Foreign Exchange Rates (issued January 2006) to the interim reporting period beginning 1 July 2005.
This amendments allows monetary items to be denominated in any currency and still be included as part of a net investment in a foreign operation. In the consolidated accounts, exchange differences related to these monetary items are reclassified to the foreign currency translation reserve. This accounting treatment is consistent with previous AGAAP requirements and therefore does not result in transitional adjustment.

Principles of consolidation

The consolidated financial statements include the financial statements of the parent entity, Computershare Limited, and its controlled entities, referred to collectively throughout these financial statements as the "consolidated entity" or "the Group".

All inter-entity balances and transactions have been eliminated. Where an entity either began or ceased to be controlled during the year, the results are included only from the date control commenced or up to the date control ceased.

Financial statements of foreign controlled entities presented in accordance with overseas accounting principles are, for consolidation purposes, adjusted to comply with Group policy and generally accepted accounting principles in Australia.

Foreign currency translation

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency'). The consolidated financial statements are presented in Australian dollars, which is Computershare Limited's functional and presentation currency.

Foreign currency transactions are converted to Australian dollars at exchange rates approximating those in effect at the date of each transaction. Amounts payable and receivable in foreign currencies at balance date are converted to Australian dollars at the average of the buy and sell rates available on the close of business at balance date. Revaluation gains and losses are brought to account as they occur.

Exchange differences relating to monetary items are included in the income statement, as exchange gains or losses, in the period when the exchange rates change, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

All resulting exchange differences from the translation of the results and financial position of all the Group entities that have a functional currency other than Australian dollars are recognised as a separate component of equity. On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Income tax

The financial statements apply the principles of tax-effect accounting. The income tax expense in the income statement represents tax on the pre-tax accounting profit adjusted for income and expenses never to be assessed or allowed for taxation purposes. This is also adjusted for changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

Deferred tax assets and liabilities are recognised for temporary differences calculated at the tax rates expected to apply when the differences reverse. Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Tax consolidation legislation

Computershare Limitd and its wholly-owned Australian entities implemented the tax consolidation regime with effect from 1 July 2002. The Australian Taxation Office has been formally notified of this decision.

The relevant entities have also entered into a tax sharing agreement. As a consequence, Computershare Limited, as the head entity in the tax consolidation Group, has recognised the current tax liability relating to transactions, events and balances of the wholly owned Australian controlled entities in this Group in the financial statements as if that liability was its own, in addition to recognising the current tax liability arising in relation to its own transactions, events and balances. Amounts receivable or payable under the tax sharing agreement are recognised separately as tax related intercompany payables or receivables.

The impact on the income tax expense and results of Computershare Limited is unlikely to be material because of the tax sharing agreement. The tax sharing agreement is not expected to have a material impact on the consolidated assets, liabilities and results.

Inventories

Inventories are valued at the lower of cost and net realisable value. Cost is assigned on a first-in first-out basis. Prepaid inventory is recorded at cost and is bought on behalf of the company's clients. As the inventory is used, the costs are billed.

Leases

Assets acquired under finance leases are capitalised and amortised over the life of the relevant lease, or where ownership is likely to be obtained on expiration of the lease, over the life of the asset. Lease payments are allocated between interest expense and reduction in the lease liability.

Operating lease assets are not capitalised and rental payments (net of any incentives received from the lessor) are charged against operating profit on a straight line basis over the period of the lease.

Leasehold improvements

The cost of improvements to or on leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement to the consolidated entity, whichever is the shorter.

Software development costs

Internally developed software and related costs are expensed in the year in which they are incurred.

Impairment of assets

All non-current assets that have an indefinite useful life are not subject to amortisation and are reviewed at least annually to determine whether their carrying amounts require write-down to recoverable amount. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss will be recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For available for sale assets, a significant or prolonged decline in fair value is considered in determining whether the asset is impaired.

For the purposes of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

Property, plant & equipment

The amounts at which property, plant and equipment are stated in these financial statements are regularly reviewed. Where revaluations are made they are based on reports by independent valuers.

The gain or loss on disposal of revalued assets is calculated as the difference between the carrying amount of the asset at the time of disposal and the proceeds on disposal and is included in the profit or loss of the consolidated entity in the year of disposal. Any related revaluation increment in the asset revaluation reserve at the time of disposal is transferred to retained earnings.

Revenue

Revenue
Sales revenue comprises registry and bureau revenue, sale of software licences and associated development, installation and maintenance fees (net of returns, discounts and allowances) and document processing services.

Registry and bureau revenue includes all revenue earned on the provision of regular services to customers, primarily fixed monthly maintenance fees and transaction processing fees. Additionally, sales revenue includes all associated revenue earned from managing various client corporate actions, such as capital raisings, demutualisations and takeovers, which occur periodically. Revenue derived from both sources of sales revenue includes variable margin income earned on administered funds, including Save As You Earn Schemes.

In relation to the recognition of any profits and losses on the corporate actions which span reporting periods, where they can be reliably measured, revenue and expenses arising from the project are recognised in the income statement by reference to the stage of completion of the project as at balance date.

Software licence sales and associated development, installation and maintenance fees are recognised in accordance with written customer agreements when the entity has the right to be compensated for services and it is probable that compensation will flow to the entity in the future.

Document processing revenues include revenue from the provision of paper and electronic document needs for issuers, investors and many corporations. This includes design, document composition and programming, through to various production and distribution methods.

Plans and Analytics revenue is recognised to match the period in which services are performed.

Other Income
Other revenue includes interest income on short-term deposits controlled by the consolidated entity, royalties and dividends received from other persons.

Insurance recoveries
The consolidated entity recognises amounts receivable under its insurance policies, net of any relevant excess amounts, upon indemnity being acknowledged by the insurers.

Depreciation
Items of property, plant and equipment, excluding freehold land and leasehold plant and equipment, are depreciated on a straight line basis at rates calculated to allocate their cost, less estimated residual value, against revenue over their estimated useful life. Additions and disposals are depreciated for the period held, in the year of acquisition or disposal. Depreciation expense has been determined based on the following rates of depreciation:

- Buildings (2.5% per annum);
- Plant and Equipment (10% to 50% per annum);
- Fixtures and Fittings (13% to 50% per annum); and
- Motor Vehicles (15% to 40% per annum).

Dividend

Provision is made for the amount of any dividend declared by the directors on or before the end of the financial year but not distributed at balance date.

Earnings per share

Basic earnings per share
Basic earnings per share is determined by dividing net profit after income tax attributable to members of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

Diluted earnings per share
Diluted earnings per share adjusts the figure used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Cash

For the purposes of the Statement of Cash Flows, cash includes deposits at call with financial institutions and other highly liquid investments with short periods to maturity which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts. Cash excludes Broker Client Deposits carried on the balance sheet that are recorded as other current financial assets.

Intangible Assets

Goodwill
On acquisition of a controlled entity, the difference between the purchase consideration plus incidental expenses and the fair value of identifiable net assets acquired is initially brought to account as goodwill or discount on acquisition. Within 12 months of completing the acquisition, identifiable intangible assets will be valued by management and separately recognised on the balance sheet.

Purchased goodwill is not amortised. Instead, goodwill is tested annually for impairment or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on disposal of an entity include the carrying amount of goodwill relating to an entity sold.

Goodwill is allocated to cash generating units for the purpose of impairment testing. Each of these cash generating units represents the Group's internal management reporting structure.

Contractual customer relationships
Purchased contractual customer relationships have a finite useful life and are carried at cost less accumulated amortisation and impairment losses. Amortisation is calculated using the straight line method to allocate the cost over their estimated useful lives.

Acquisition of assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of the acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at acquisition date, unless it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at acquisition date. The excess of the cost of acquisition over the fair value of the Group's share of identifiable net assets acquired is recorded as goodwill. Where an entity or operation is acquired and the fair value of the identifiable net assets acquired exceeds the cost of acquisition, the difference is recognised as revenue directly in the income statement.

Employee benefits

Provision has been made in the balance sheet for benefits accruing to employees in relation to annual leave, long service leave, workers compensation and vested sick leave. No provision is made for non-vesting sick leave as the anticipated pattern of future sick leave taken indicates that accumulated non-vesting sick leave will never be paid.

All on-costs, including payroll tax and workers' compensation premiums are included in the determination of provisions. Vested sick leave and annual leave are measured at their nominal amounts.

The long service leave provision is measured at the present value of estimated future cash flows, discounted by the interest rate applicable to Commonwealth Government securities maturing in the period the liability is expected to fall due. A 4% per annum rate of increase in employee wage and salary rates was assumed in the present value calculations.

Retirement benefits

Contributory superannuation and pension plans exist to provide benefits for the consolidated entity's employees and their dependants on retirement, disability or death. The plans are accumulation plans. The employee sponsors contribute to the plans at varying rates of contribution depending on the employee classification. The contributions made to the funds by Group entities are charged against profits.

Defined benefit superannuation and pension plans are operated in Hong Kong (closed in April 2005), Germany and India only. Where material to the group, a liability or asset in respect of the these plans is recognised on the balance sheet, and is measured as the present value of the defined benefit obligation at the reporting date plus unrecognised actuarial gains (less unrecognised actuarial losses) less the fair value of the superannuation fund's assets at that date and any unrecognised past service cost.

Executive share and performance right schemes

Certain employees are entitled to participate in share and performance rights schemes.

The market value of shares issued to employees for no cash consideration issued under the employee and executive share schemes is recognised as a personnel expense over the vesting period with a corresponding increase in share based payments reserve. When the employee becomes entitled to the shares the increase in share based payments reserve is transferred to share capital.

The fair value of performance rights issued under the Computershare Deferred Long Term Incentive Plan are recognised as a personnel expense over the option vesting period with a corresponding increase in share based payments reserve. Upon the exercise of the options, the balance of the share based payments reserve relating to those options is transferred to share capital.

The fair value of performance rights granted is determined using a pricing model that takes into account factors that include the exercise price, the term of the performance right, the vesting and performance criteria, the share price at grant date and the expected price volatility of the underlying share. The fair value calculation excludes the impact of any non market vesting conditions. Non market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance date, the entity revises its estimate of the number of options that are expected to become exercisable. The personnel expense recognised each period takes into account the most recent estimate.

Where shares are procured by the Group with cash to satisfy obligations for vested employee entitlements, under these plans, a reduction in the share capital is shown (refer Note 7).

No expense is recognised in respect of share options granted before 7 November 2002 and/or vested prior to 1 January 2005. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

Shares issued under employee and executive share plans are held in trust until vesting date. Unvested shares held by the trust are consolidated into the group financial statements.

Termination benefits

Liabilities for termination benefits, not in connection with the acquisition of an entity or operation are recognised when a detailed plan for the terminations has been developed and a valid expectation has been raised in those employees affected that the terminations will be carried out. The liabilities for termination benefits are recognised in other creditors unless the amount or timing of the payments is uncertain, in which case they are recognised as provisions.

Liabilities for termination benefits relating to an acquired entity or operation that arise as a consequence of acquisition are recognised as at the date of acquisition if, at or before the acquisition date, the acquiree had an existing liability for restructuring.

Non current assets (or disposal groups) held for sale

Non current assets (or disposal groups) are classified as held for sale and stated at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.

An impairment loss is recognised for any initial or subsequent write down of the asset (or disposal group) to fair value less costs to sell. Non current assets are not depreciated or amortised while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognised.

Shares in subsidiaries and equity accounted investments

Controlled entities

The investments in the controlled entities are carried in the company's financial statements at the lower of cost and recoverable amount. Dividends from controlled entities are brought to account in the Income statement when they are proposed by the controlled entities.

Associated entities

Interests in material associated entities are brought to account using the equity method. Under this method the investment in associates is initially recognised at its cost of acquisition and its carrying value is subsequently adjusted for increases or decreases in the investor's share of post-acquisition results and reserves of the associate. The investment in associated entities is decreased by the amount of dividends received or receivable. Investments in associates are carried at the lower of cost and recoverable amount in the accounts of the parent entity.

Share capital

Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the shareholders and is classified as equity.

Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

Investments and other financial assets

From 1 July 2004 to 30 June 2005
The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 only from 1 July 2005. The Group has applied previous AGAAP to the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP refer to the annual report for the year ended 30 June 2005.

Adjustments on transition date: 1 July 2005
The main adjustment on transition is to use fair value as the measurement basis. The exceptions are held to maturity investments and loans and receivables which are measured at amortised cost. Fair value is inclusive of transaction costs. Changes in fair value are either taken to the income statement or an equity reserve. At the date of transition changes to carrying amounts are taken to opening retained earnings or reserves.

From 1 July 2005
The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held to maturity investments, and available for sale assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date.

i. Financial assets at fair value through profit or loss
This category has two sub categories: financial assets held for trading and those designated at fair value through profit or loss on initial recognition. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. All derivatives are categorised as held for trading unless they are designated as hedges.

ii. Loans and receivables
Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non current assets. Loans and receivables are included within receivables in the balance sheet.

iii. Held to maturity investments
Held to maturity investments are non derivatives financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity.

iv. Available for sale assets
Available for sale financial assets, comprising principally marketable equity securities, are non derivatives that are either designated in this category or not classified in any of the other categories. They are included in non current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Initial recognition and subsequent measurement
All financial assets are initially recognised at fair value plus transaction costs other than loans and receivables and held to maturity investments which are carried at amortised cost using the effective interest method. Subsequently, available for sale financial assets and financial assets at fair value through profit or loss are carried at fair value. Realised and unrealised gains and losses arising from changes in fair value of financial assets at fair value through profit or loss category are included in the income statement in the period in which they arise. Unrealised gains and losses for changes in fair value of available for sale assets are recognised in equity in the available for sale investments revaluation reserve. When these assets are sold or impaired, the accumulated fair value adjustments are included in the income statement.

The fair values of quoted investments (classified as available for sale assets) are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes the fair value by using accepted valuation techniques.

The Group assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired.

Derivatives

From 1 July 2004 to 30 June 2005
The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 only from 1 July 2005. The Group has applied previous AGAAP to the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP refer to the annual report for the year ended 30 June 2005.

Adjustments on transition date: 1 July 2005
The main adjustment on transition is that derivatives are measured on a fair value basis. Changes in fair value are either taken to the income statement or an equity reserve. At the date of transition changes to carrying amounts of derivatives are taken to retained earnings or reserves, depending on whether the criteria for hedge accounting are satisfied at the transition date.

From 1 July 2005
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently re-measured to their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either; (1) hedges of net investments of a foreign operation; (2) hedges of firm commitments (cash flow hedges); or (3) fair value hedges.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

i. Hedge of net investment
Changes in the fair value of non derivative monetary assets that are designated and qualify as hedging instruments are recorded in equity in the hedging reserve. The change in value of the net investment is recorded in the foreign currency translation reserve in accordance with AASB 121 requirements. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

ii. Cash flow hedge
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the firm commitment that is hedged takes place).

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement.

iii. Fair value hedge
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

iv. Derivatives that do not qualify for hedge accounting
Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement.

Ongoing impact of AASB 1 application to accounting policy

For acquisitions made prior to 1 July 2004, Computershare elected to apply the grandfathering provisions available within AASB 1 upon first time adoption of AIFRS.

Accordingly, the following circumstances arise for all grandfathered acquisitions:

- In relation to restructuring provisions recognised as part of the acquisition accounting under previous AGAAP rules, any under/over provision is taken to the income statement. Under previous AGAAP rules, this would have been made as an adjustment to goodwill on acquisition.

- Tax losses which were not booked as part of the acquisition accounting because their recognition was not virtually certain will be recognised through profit or loss when their use becomes probable under the ongoing AIFRS requirements of AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards*. If the tax losses were accounted for under the ongoing requirements of AASB 3 *Business Combinations* and previous AGAAP rules, this would be made as an adjustment to goodwill on acquisition.

2. INDIVIDUALLY MATERIAL ITEMS

Included in the consolidated income statement are the following items that are material because of their nature, size or incidence:

For the half year ended 31 December 2005:

	Total $000
UK Redundancies	(5,796)
Tax effect	1,739
	(4,057)

For the half year ended 31 December 2004:

		Total $000
E*Trade shares		
Net sale proceeds	13,402	
Written down value	(6,690)	6,712
Premises		
Net sale proceeds	5,115	
Written down value [1]	(2,496)	2,619
Business Combinations		
Grandfathered acquisition tax losses [2]		8,717
Other		(405)
		17,643

[1] The written down value of Computershare's former premises in Melbourne was increased by $125,000 as a result of an AIFRS transitional adjustment.

[2] Refer to Note 1 Accounting Policies "Ongoing impact of AASB 1 application to accounting policy"

3. RECONCILIATION OF INCOME TAX EXPENSE

a) Income tax expense

	Half-year 2005 $000	2004 $000
Current tax expense	10,894	(9,211)
Deferred tax expense	12,483	12,190
Under (over) provided in prior years	35	(352)
Total Income expense	23,412	2,627
Deferred income tax (revenue) expense included in income tax expense comprises:		
Decrease (increase) in deferred tax assets	(13,389)	16,046
(Decrease) increase in deferred tax liabilities	25,872	(3,856)
	12,483	12,190

b) Numerical reconciliation of income tax expense to prima facie tax payable

	Half-year 2005 $000	2004 $000
Profit from continuing operations before income tax expense	91,935	74,712
The tax expense for the financial year differs from the amount calculated on the profit. The differences are reconciled as follows:		
Prima facie income tax expense thereon at 30%	27,581	22,413
Tax effect of permanent differences:		
Non-deductible depreciation	429	228
Research and development allowance	(676)	(800)
Non-deductible provisions	-	5
Benefit of tax losses not brought to account	-	1,203
Tax losses utilised not bought to account	(1,512)	(8,818)
Share based payments	340	965
Borrowing costs	(3,314)	(3,314)
Rebatable/non-assessable dividend	-	(2,393)
Other deductible items	(4,495)	(1,366)
Non assessable accounting profit on the sale of E*Trade	-	(2,013)
Other	218	(1,449)
Differential in overseas tax rates	4,806	(1,694)
Prior year tax (over)/under provided	35	(352)
Restatement of deferred tax balances due to income tax rate changes	-	12
Income tax expense	23,412	2,627

c) Amounts recognised directly in Equity

	Half-year 2005 $000	2004 $000
Aggregate current and deferred tax arising in the reporting period and not recognised in net profit or loss but directly debited or credited to equity		
Current tax – credited directly to equity	-	-
Net deferred tax – debited (credited) directly to equity	(2,209)	-
	(2,209)	-

4. DIVIDENDS

	Half-year	
	2005	**2004**
	$000	**$000**
Ordinary shares		
Dividends provided for or paid during the half year	35,702	26,928

Dividends not recognised at the end of the half year
In addition to the above dividends, since the end of the half year the directors have recommended the payment of an unfranked interim dividend of 6.0 cents per fully paid ordinary share (2004 – 5.0 cents, partially franked). As the dividend was not declared until 15 February 2006, a provision has not been recognised as at 31 December 2005.

5. BUSINESS COMBINATION

The following controlled entities were acquired by the consolidated entity at the date stated and its operating results have been included in the income statement from the relevant date.

On 23 September 2005, Computershare acquired 100% of the issued share capital of Lord Securities Corporation.

The acquired business contributed revenues of AUD $2.4 million and net profit of AUD $0.7 million to the Group for the period 23 September to 31 December 2005. If the acquisition had occurred on 1 July 2005, the revenue and profit for the half-year ended 31 December 2005 would have been estimated at $4.8 million and $1.3 million respectively.

Details of the acquisition are as follows:

	$000
Cash consideration	16,258
Contingent consideration	4,065
Direct costs relating to the acquisition	183
Total consideration paid	20,506
Less fair value of identifiable net assets acquired	198
Goodwill on consolidation*	**20,308**

* Identifiable intangible assets to be finalised and separately recongnised.

Contingent consideration of USD 3.1 million (AUD 4.1 million) is payable in cash should certain revenue targets be met.

The assets and liabilities arising from the acquisition are as follows:

	Acquiree's carrying amount $'000	Fair Value $'000
Cash	886	886
Receivables	1,467	1,467
PP&E	180	180
Tax assets	167	167
Other assets	831	831
Payables	(3,333)	(3,333)
Net Assets	198	198

No fair value adjustments were made on acquisition and no acquisition provisions were created.

On 15 November 2005, Computershare acquired 100% of the issued share capital of FinancialBPO for a consideration of AUD $13.13 million through the issue of cash ($9,500,000), 1,000,000 options (exercisable at $6.15 and valued under the binominal method) and 220,000 shares (purchased on market at $6.81 each).

The acquired business contributed revenues of $0.9 million and net profit of $0.1 million to the Group for the period 16 November to 31 December 2005. If the acquisition had occurred on 1 July 2005, the revenue and profit for the half-year ended 31 December 2005 would have been estimated at $2.6 million and $0.3 million respectively.

Details of the acquisition are as follows:

	$000
Cash consideration	9,500
Other consideration & costs	3,630
Total consideration paid	13,130
Less fair value of identifiable net assets acquired	83
Goodwill on consolidation*	13,047

* Identifiable intangible assets to be finalised.

The assets and liabilities arising from the acquisition are as follows:

	Acquiree's carrying amount $'000	Fair Value $'000
Cash	289	289
Receivables	743	743
PP&E	182	182
Other financial assets	214	214
Other assets	12	12
Payables	(1,248)	(1,248)
Provisions	(109)	(109)
Net Assets	**83**	**83**

No fair value adjustments were made on acquisition and no acquisition provisions were created.

On 29 December 2005 Computershare acquired SLS for a consideration of EUR14.85 million (AUD 24.1 million) cash.

Details of the acquisition are as follows:

	$000
Cash consideration	24,131
Less fair value of identifiable net assets acquired **	949
Goodwill on consolidation*	23,182

* Identifiable intangible assets to be finalised.

** Net assets acquired are to be finalised given the proximity to half year end. Accordingly, goodwill on consolidation will be finalised subsequent to 31 December 2005. Cash consideration was paid on 6 January 2006.

The acquired business contributed revenues and net profit of $nil to the Group for the period 29 December to 31 December 2005. Given the proximity of the acquisition to half year end it is not practicable to estimate the revenue and profit for the half-year ended 31 December 2005 if the acquisition had occurred on 1 July 2005.

6. SEGMENT INFORMATION

The consolidated entity operates predominantly in three geographic segments: Asia Pacific; Europe, Middle East & Africa (EMEA); and North America.

Asia Pacific includes Australia, the home country of the parent entity, plus New Zealand, India and Hong Kong. The EMEA region comprises of operations in the UK, Ireland, Germany and South Africa. North America includes the US and Canada.

In each region the consolidated entity operates in six business segments: Investor Services, Plan Services, Document Services, Shareholder Relationship Management Services, Technology Services and Corporate.

The Investor Services operations comprise the provision of registry and related services. The Plan Services operations comprise the provision and management of employee share and option plans. Document Services operations comprise laser imaging, intelligent mailing, scanning and electronic delivery. Shareholder Relationship Management comprise the provision of investor analysis, investor communication and management information services to companies, including their employees, shareholders and other security industry participants. Technology Services include the provision of software specializing in share registry, financial services and stock markets. Intersegment charges are at normal commercial rates.

Segment information is prepared in conformity with the accounting policies of the entity as disclosed in note 1 and revised segment reporting accounting standard, AASB 114 Segment Reporting.

PRIMARY BASIS - Geographic Segments
December 2005

Major geographic segments	Asia Pacific	EMEA	North America	Unallocated/ Eliminations	Consolidated Total
	$000	$000	$000	$000	$000
Revenue					
External revenue	166,271	154,157	457,170	3,834	781,432
Intersegment revenue	11,036	7,793	3,484	(22,313)	-
Total segment revenue	177,307	161,950	460,654	(18,479)	781,432
Segment Result					
Profit/(loss) from ordinary activities before income tax	15,026	3,036	70,755	3,118	91,935
Income tax expense					(23,412)
Profit from ordinary activities after income tax					68,523
Depreciation	4,026	3,882	7,758	-	15,666
Other non-cash expenses	633	213	1,698	-	2,544
Liabilities					
Total segment liabilities	89,197	109,135	1,026,057	58,926	1,283,315
Assets					
Total segment assets	1,096,730	247,359	2,590,076	(1,781,440)	2,152,725
Carrying value of investments in associates included in segment assets		7,930			7,930
Segment assets acquired during the reporting period:					
Property, plant & equipment	6,672	2,498	4,769		13,939
Other Non Current Segment Assets	13,100	-	20,329		33,429
Total	19,772	2,498	25,098		47,368

6. SEGMENT INFORMATION CONTINUED

PRIMARY BASIS - Geographic Segments
December 2004

Major geographic segments	Asia Pacific	EMEA	North America	Unallocated/ Eliminations	Consolidated Total
	$000	$000	$000	$000	$000
Revenue					
External revenue	174,641	129,741	192,300	1,814	498,496
Intersegment revenue	12,920	7,200	1,874	(21,994)	-
Total segment revenue	187,561	136,941	194,174	(20,180)	498,496
Segment Result					
Profit/(loss) from ordinary activities before income tax	40,192	14,059	19,173	1,288	74,712
Income tax expense					(2,627)
Profit from ordinary activities after income tax					72,085
Depreciation	3,344	3,976	6,806	-	14,126
Other non-cash expenses	320	190	1,384	-	1,894
Liabilities					
Total segment liabilities	118,117	88,285	395,272	10,835	612,509
Assets					
Total segment assets	933,642	203,457	1,132,143	(1,098,911)	1,170,331
Carrying value of investments in associates included in segment assets		5,249			5,249
Segment assets acquired during the reporting period:					
Property, plant & equipment	8,675	5,482	9,645	-	23,802
Other Non Current Segment Assets	7,610	1,966	33,111	-	42,687
Total	16,285	7,448	42,756	-	66,489

6. SEGMENT INFORMATION CONTINUED

SECONDARY - Business Segments
December 2005

Major business segments	Analytics & Shareholder Relationship Management Services $000	Corporate Services $000	Document Services $000	Investor Services $000	Plan Services $000	Technology Services $000	Unallocated $000	Consolidated Total $000
Revenue								
External revenue	46,205	1,318	44,988	614,905	51,228	18,954	3,834	781,432
Intersegment revenue	7,054	19,577	41,215	9,951	452	57,357	(135,606)	-
Total segment revenue	53,259	20,895	86,203	624,856	51,680	76,311	(131,772)	781,432
Segment Result								
Profit/(loss) from ordinary activities before income tax	(6,577)	(28,686)	5,203	109,600	5,861	6,734	(200)	91,935
Income tax expense								(23,412)
Profit from ordinary activities after income tax								68,523
Depreciation	596	373	2,398	5,709	101	6,489		15,666
Other non-cash expenses	65	412	519	1,443	55	50		2,544
Liabilities								
Total segment liabilities	9,760	751,272	13,123	407,491	44,315	25,208	32,148	1,283,315
Assets								
Total segment assets	150,038	1,826,898	73,317	1,725,223	142,306	43,962	(1,809,019)	2,152,725
Carrying value of investments in associates included in segment assets		7,930						7,930
Segment assets acquired during the reporting period:								
Property, plant & equipment	817	150	5,092	2,812	7	5,061		13,939
Other Non Current Segment Assets	-	-	-	33,429	-	-		33,429
Total	817	150	5,092	36,241	7	5,061		47,368

6. SEGMENT INFORMATION CONTINUED

SECONDARY BASIS - Business Segments
December 2004

Major business segments	Analytics & Shareholder Relationship Management Services $000	Corporate Services $000	Document Services $000	Investor Services $000	Plan Services $000	Technology Services $000	Unallocated $000	Consolidated Total $000
Revenue								
External revenue	38,803	33,904	28,423	328,348	59,594	7,611	1,813	498,496
Intersegment revenue	3,703	36,880	43,153	21,671	1,208	54,110	(160,725)	-
Total segment revenue	42,506	70,784	71,576	350,019	60,802	61,721	(158,912)	498,496
Segment Result								
Profit/(loss) from ordinary activities before income tax	4,766	8,687	6,143	38,443	7,671	7,638	1,364	74,712
Income tax expense								(2,627)
Profit from ordinary activities after income tax								72,085
Depreciation	419	439	1,625	5,314	434	5,895	-	14,126
Other non-cash expenses	-	135	504	1,125	69	61	-	1,894
Liabilities								
Total segment liabilities	20,856	372,571	11,784	131,940	57,785	13,305	4,268	612,509
Assets								
Total segment assets	145,613	1,055,710	60,665	844,109	124,169	44,071	(1,104,006)	1,170,331
Carrying value of investments in associates included in segment assets		5,249						5,249
Segment assets acquired during the reporting period:								
Property, plant & equipment	934	793	5,006	11,224	1,094	4,751	-	23,802
Other Non Current Segment Assets	1,966	-	7,610	33,111	-	-	-	42,687
Total	2,900	793	12,616	44,335	1,094	4,751	-	66,489

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of operating cash, receivables, inventories, property plant and equipment and goodwill and other intangible assets, net of related provisions. Corporate segment assets also include financial assets. Segment liabilities consist primarily of trade and other creditors, employee entitlements and other provisions. Corporate segment liabilities also include borrowings. Segment assets and liabilities do not include income taxes.

7. EQUITY SECURITIES ISSUED

	Half-year		*Half-year*	
	2005	2004	**2005**	2004
	Shares	Shares	**$000**	$000
Issues of ordinary shares during the half-year				
Exercise of options issued under the Computershare Limited Employee Option Plan	**2,331,750**	-	**11,996**	-
Exercise of options issued to Citigroup	-	978,781	-	-
Issued as part of acquisitions	-	200,000	-	600
Share buy back	-	(10,220,000)	-	(30,639)
Issued for no consideration:				
Employee share scheme issues	-	1,825,649	-	-
Conversion of the reset preference shares	-	24,000,382	-	84,984
	2,331,750	16,784,812	**11,996**	54,945

On 26 May 2004 Computershare announced its intention to buy-back up to 27,500,000 ordinary shares between 10 June 2004 and 17 December 2004 as part of on-going capital management. On 16 December 2004 Computershare announced a continuation of this buy-back until 17 June 2005 or earlier if the maximum number of shares are purchased prior to this time.

During the financial year ended 30 June 2005 the company bought back 10,220,000 ordinary shares at a total cost of $30,638,938. The shares bought back represented 1.86% of the opening issued ordinary share capital.

	Half-year		*Half-year*	
	2005	2004	**2005**	2004
	Shares	Shares	**$000**	$000
Repurchases of reset preference shares during the half year				
Repurchases of reset preference shares	-	(284,807)	-	(29,447)
Conversion to ordinary shares	-	(900,000)	-	(84,985)
	-	(1,184,807)	-	(114,432)

Between 1 July 2004 and 30 September 2004 the company bought back 284,807 reset preference shares at a total cost of $29,446,964.

Following a decision by the directors of the company to cause the reset preference shares to be converted to ordinary shares on 30 September 2004 there have been no further reset preference share buy-backs.

8. EARNINGS PER SHARE

	Calculation of Basic EPS	*Calculation of Diluted EPS*	*Calculation of Normalised Basic EPS*	*Calculation of Normalised Diluted EPS*
	$000	**$000**	**$000**	**$000**
Half year end 31 December 2005				
Earnings per share (cents per share)	11.04 cents	11.01 cents	11.72 cents	11.69 cents
Net profit	68,523	68,523	68,523	68,523
Outside equity interest (profit)/loss	(2,739)	(2,739)	(2,739)	(2,739)
Inclusion of material items (Note 2)	-	-	4,057	4,057
Net profit	65,784	65,784	69,841	69,841
Weighted average number of ordinary shares used as denominator in calculating basic earnings per share	595,760,126		595,760,126	
Weighted average number of ordinary and potential ordinary shares used as denominator in calculating diluted earnings per share		597,605,502		597,605,502

	Calculation of Basic EPS	*Calculation of Diluted EPS*	*Calculation of Normalised Basic EPS*	*Calculation of Normalised Diluted EPS*
	$000	**$000**	**$000**	**$000**
Half year end 31 December 2004				
Earnings per share (cents per share)	12.33 cents	12.55 cents	9.14 cents	9.36 cents
Net profit	72,085	72,085	72,085	72,085
Outside equity interest (profit)/loss	(2,740)	(2,740)	(2,740)	(2,740)
Exclusion of material items (Note 2)	-	-	(17,643)	(17,643)
Dividends on reset preference shares	(1,282)	-	(1,282)	-
Net profit	68,063	69,345	50,420	51,702
Weighted average number of ordinary shares used as denominator in calculating basic earnings per share	551,812,848		551,812,848	
Weighted average number of ordinary and potential ordinary shares used as denominator in calculating diluted earnings per share		552,581,135		552,581,135

Options which are not dilutive and therefore not included in the calculation of diluted EPS are as follows:

Issue Date	*Expiry Date*	*Exercise Price*	*Number On Issue 30/06/05*	*Number Issued This Year*	*Number Cancelled This year*	*Number Exercised This year*	*Number On Issue 31/12/05*	
1 Aug 2000	1 Jul 2005	$7.920	20,000	-	20,000	-	-	A, B
15 Aug 2000	14 Jul 2005	$7.850	147,000	-	147,000	-	-	A, B
8 Sep 2000	7 Aug 2005	$8.000	971,000	-	971,000	-	-	A, B
25 Sep 2000	24 Aug 2005	$7.970	99,000	-	99,000	-	-	A, B
15 Dec 2000	14 Nov 2005	$8.000	35,000	-	35,000	-	-	A, B
29 Dec 2000	28 Nov 2005	$9.186	68,200	-	68,200	-	-	A, B
21 Feb 2001	20 Jan 2006	$5.820	13,953	-	-	-	13,953	B
26 Feb 2001	25 Jan 2006	$7.400	58,000	-	3,000	-	55,000	A, B
27 Apr 2001	26 Mar 2006	$6.690	18,000	-	-	-	18,000	B
1 Jul 2001	31 May 2006	$7.350	467,000	-	-	-	467,000	A, B
1 Jul 2001	31 May 2006	$5.950	760,000	-	30,500	301,000	428,500	B
2 Jul 2001	1 Jun 2006	$5.950	2,635,750	-	210,500	1,428,250	997,000	B
2 Jul 2001	1 Jun 2006	$5.940	71,500	-	-	15,000	56,500	B
2 Jul 2001	1 Jun 2006	$7.350	74,000	-	50,000	-	24,000	A, B
31 Jul 2001	30 Jun 2006	$6.150	37,250	-	4,000	-	33,250	B
6 Mar 2002	5 Feb 2007	$2.770	1,065,600	-	143,100	549,500	373,000	
6 Mar 2002	5 Feb 2007	$2.520	40,000	-	-	-	40,000	
10 Apr 2002	9 Mar 2007	$2.520	42,000	-	2,000	38,000	2,000	
27 May 2002	26 Apr 2007	$2.550	100,000	-	-	-	100,000	
15 Nov 2005	15 Nov 2010	$6.150	-	1,000,000	-	-	1,000,000	
Total			**6,723,253**	**1,000,000**	**1,783,300**	**2,331,750**	**3,608,203**	

Options in the table above which were not included in potential ordinary shares for the purposes of 31 December 2005 diluted EPS are marked with an (A). Options in the table above which were not included in potential ordinary shares for the purposes of 31 December 2004 diluted EPS are marked with a (B).

No options have been issued since half year end.

The following options have been cancelled/lapsed between reporting date and the time of completion of this report:

Cancellation date	Exercise price	Number of options cancelled/lapsed
4 Jan 06	$5.95	5,000
4 Jan 06	$5.95	1,000
20 Jan 06	$5.82	13,953
25 Jan 06	$7.40	55,000

9. RECONCILIATION OF NET PROFIT AFTER TAX TO CASH FLOWS FROM OPERATING ACTIVITIES

	Dec-05 $000	Dec-04 $000
Net profit after income tax	68,523	72,085
Adjustments for non-cash income and expense items:		
- Depreciation and amortisation	18,221	16,789
- (Profit)/loss on sale of assets	175	(13,293)
- Share of net profit/(loss) of associates accounted for using equity method	(1,451)	(576)
- Derivative financial instruments	1,501	-
- Other	(747)	1,341
Changes in assets and liabilities:		
- (Increase)/decrease in accounts receivable	13,914	(13,236)
- (Increase)/decrease in inventory	(518)	657
- (Increase)/decrease in other assets	1,882	1,730
- Increase /(decrease) in payables and provisions	(17,108)	(8,970)
- Increase/(decrease) in tax balances	1,563	7,272
- Increase/(decrease) in reserves	1,512	(12,925)
Net cash provided by operating activities	87,467	50,874

10. CONTINGENT LIABILITIES

Contingent liabilities at balance date, not otherwise provided for in these financial statements are categorised as follows:

(a) Guarantees and Indemnities
Guarantees and indemnities of $400,000,000 (30 June 2005: $400,000,000) have been given to the consolidated entity's Australian Bankers by Computershare Limited, ACN 081 035 752 Pty Ltd, Computershare Investments (UK)(No. 3) Ltd, Computershare Finance Company Pty Ltd, and Computershare US under a Multicurrency Revolving Facility Agreement dated 18 March 2005.

Bank guarantees of $520,000 (30 June 2005: $520,000) have been given in respect of facilities provided to Computershare Clearing Pty Ltd.

A bank guarantee of $50,000 (30 June 2005: $105,105) have been given in respect of facilities provided to Computershare Ltd.

A bank guarantee of $500,000 (30 June 2005: $500,000) has been given in respect of facilities provided to Sepon Australia Pty Ltd.

A bank guarantee of $257,237 (30 June 2005: $199,500) has been given in respect of facilities provided to Computershare Investor Services Pty Ltd.

A bank guarantee of $88,350 (30 June 2005: $88,350) has been given in respect of facilities provided to Computershare Document Services Pty Ltd.

Bank guarantees totalling CAD $1,800,000 (30 June 2005: CAD $1,800,000) has been given by Computershare Trust Company of Canada and Computershare Investor Services Inc in respect of standby letters of credit for the payment of payroll.

Guarantees of US $4,639,862 (30 June 2005: US $2,447,379) have been given by Computershare Investor Services LLC as security for payroll and healthcare administration services in USA.

Guarantees of US $2,760,861 and AU $497,713 (30 June 2005: US $2,340,861 and AU $497,713) have been given by Computershare Limited as security for bonds in respect of leased premises.

A bank guarantee of HK $398,197 (30 June 2005: HK $398,197) has been given by Computershare Hong Kong Investor Services Limited as security for bonds in respect of leased premises.

A bank guarantee of Rand 850,000 (30 June 2005: Rand 850,000) has been given by Computershare South Africa (Pty) Ltd as security for bonds in respect of leased premises.

Guarantees and indemnities of USD $318,500,000 (30 June 2005: $318,500,000) have been given to US Institutional Accredited Investors by Computershare Limited, ACN 081 035 752 Pty Ltd, Computershare Finance Company Pty Ltd and Computershare Investments (UK)(No. 3) Ltd under a Note and Guarantee Agreement dated 22 March 2005.

(b) Legal and Regulatory Matters

Due to the nature of operations, certain commercial claims and regulatory investigations in the normal course of business have been made against Computershare in various countries. The directors, based on legal advice, are contesting all of these matters. The majority of these claims are covered by insurance. An inherent difficulty in predicting the outcome of such matters exist, but based on current knowledge and consultation with legal counsel, we do not expect any material liability to the Group to eventuate. The

status of all claims and regulatory investigations is monitored on an ongoing basis, together with the adequacy of any provisions recorded in the Group's Financial Statements.

(c) Other

As noted in this financial report, the Group is subject to regulatory capital requirements administered by certain US and Canadian banking commissions and by the Financial Services Authority in the UK. These requirements pertain to the trust company charter granted by the commissions and the Financial Services Authority. Failure to meet minimum capital requirements, or other ongoing regulatory requirements, can initiate action by the regulators that, if undertaken, could revoke or suspend the Group's ability to provide trust services to customers in these markets. At all relevant times the Computershare subsidiaries have met all minimum capital requirements. In addition to the capital requirements, a trust company must deposit eligible securities with a custodian. The Group has deposited a certificate of deposit with the Group's custodian in the UK in order to satisfy this requirement.

Computershare Limited (Australia) has issued a letter of warrant to Computershare Custodial Services Ltd. This obligates Computershare Limited (Australia) to maintain combined tier one capital of at least Rand 500,000,000.

Potential withholding and other tax liabilities arising from distribution of all retained distributable earnings of all foreign incorporated subsidiaries is $2,836,488 (30 June 2005: $2,384,330). No provision is made for withholding tax on unremitted earnings of applicable foreign incorporated controlled entities as there is currently no intention to remit these earnings to the parent entity.

In consideration of the Australian Securities and Investments Commission agreeing to allow $5,000,000 to form part of the net tangible assets of Computershare Clearing Pty Ltd so that it can meet certain financial requirements under the conditions of its Australian Financial Services Licence, Computershare Limited has agreed to make, at the request of Computershare Clearing Pty Ltd, a $5,000,000 loan to it. Computershare Limited has agreed to subordinate its loan to any other unsecured creditors of Computershare Clearing Pty Ltd. The loan was made pursuant to a deed of subordination dated 7 January 2004.

Computershare Limited (Australia), as the parent company, has undertaken to own, either directly or indirectly, all of the equity interests and guarantee performance of the obligations of Computershare Investor Services LLC, Computershare Trust Company Inc, Georgeson Shareholder Communications Inc, Computershare Trust Company of Canada and Computershare Investor Services Inc with respect to any financial accommodation related to transactional services provided by Harris Trust and Savings Bank, Chicago.

11. SIGNIFICANT EVENTS AFTER BALANCE DATE

On 21 November 2005 Computershare announced that it has entered into a letter of intent to dispose of its Markets Technology business and to establish a strategic alliance to provide issuer services in the Nordic markets. Post 31 December 2005 a sale agreement was executed with settlement occurring on 31 January 2006. The financial effect of this transaction has not been brought to account at 31 December 2005.

On 15 December 2005 Computershare announced its intention to acquire Interactive Meetings Limited for a purchase price of GBP 20 million, which includes cash and shares. The purchase was completed on 6 January 2006. The financial effect of this transaction has not been brought to account at 31 December 2005. The operating results and assets and liabilities of the company will be consolidated from 1 January 2006.

No matter or circumstance has arisen since the end of the half-year which is not otherwise disclosed within this report or in the consolidated financial statements, that has significantly or may significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

12. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS OF INTERNATIONAL FINANCIAL REPORTING STANDARD (AIFRS)

The Adoption of International Financial Reporting Standards

As at 1 July 2005, Computershare have complied with the Australian equivalents of International Financial Reporting Standards (AIFRS) in accordance with the accounting policies set out in Note 1. The below tables reconcile our previously reported net profit for the 6 months ended 31 December 2004 and 12 months ended 30 June 2005 and total equity as at 1 July 2004, 31 December 2004 and 30 June 2005 under previous AGAAP rules to that now reported under AIFRS.

The 31 December 2005 results are reported in accordance with the accounting policies set out in Note 1 and are not included in the below reconciliations or commentary.

It is important to note, that whilst the adoption of AIFRS has changed the Group's reported results, this does not represent a change in the strength of the underlying business nor in the cash flows generated.

Reconciliation of net profit as presented under AGAAP to that under AIFRS

	Note	Consolidated 6 months to 31 December 2004 $000	Consolidated 12 months to 30 June 2005 ** $000
Net profit after tax and outside equity interests as reported under AGAAP		45,368	101,462
Amortisation of goodwill	A	20,260	41,706
Amortisation of intangible assets *	B	(205)	(514)
Derecognition of restructuring provisions	C	-	(13,523)
Pre 1 July 2004 business combination transitional adjustments	C	8,312	8,129
Share based payment expense	D	(3,587)	(9,971)
Assets held for sale	E	(125)	(125)
Tax effect of lower recognition hurdles	I	(382)	(1,033)
Other	J	(296)	(742)
Net profit after tax and outside equity interests under AIFRS		69,345	125,391

*Excludes amortisation of acquired intangible assets arising from the acquisitions of EquiServe Inc and the Pacific Corporate Trust Company. Please refer to 'B' below for further details.

** 12 months to 30 June 2005 is inclusive of the 6 months to 31 December 2004

The above reconciliation of net profit should be read in conjunction with the accompanying notes.

Reconciliation of equity as presented under AGAAP to that under AIFRS

	Note	Consolidated		
		30 June 2005**	31 December 2004 **	1 July 2004*
		$000	$000	$000
Total equity under AGAAP		**755,147**	**530,294**	**604,867**
Adjustments to retained earnings (net of tax)				
Write back of goodwill amortisation	A	41,706	20,260	-
Amortisation of intangible assets	B	(514)	(205)	-
Derecognition of restructuring provisions	C	(13,523)	-	-
Pre 1 July 2004 business combination transitional adjustments	C	8,129	8,312	-
Recognition of share based payment expense	D	(11,065)	(4,681)	(1,094)
Write back on held for sale assets	E	-	-	125
Tax effect of lower recognition hurdles	I	77	728	1,110
Other	J	(2,342)	(2,279)	(2,365)
Adjustments to other reserves (net of tax)				
Foreign currency translation reserve	G	(435)	(391)	-
Equity related contingent consideration	C	2,816	2,816	-
Recognition of share based payment reserve	D	11,602	5,072	1,193
Total equity under AIFRS		**791,598**	**559,926**	**603,836**

* This column represents the adjustments as at the date of transition to AIFRS

** These columns represent the cumulative adjustments as at the date of transition to AIFRS and those for the half year ended 31 December 2004 and the full year ended 30 June 2005.

The above reconciliation of equity should be read in conjunction with the accompanying notes.

Explanation of key differences in accounting policy expected to arise upon the adoption of AIFRS

In reading the below commentary on the transition to AIFRS, reference should be made to Note 1 for a detailed explanation of the accounting policies as adopted under the AIFRS accounting standards. Previous AGAAP accounting policies are detailed in the 30 June 2005 annual report.

A. Annual impairment testing of goodwill

- Goodwill amortisation expensed in 2005 in the financial results of the consolidated Group under AGAAP requirements has been reversed in full under AIFRS. This results in a $41.7million increase in the Group's reported profits of which $20.3 million relates to the 6 months ended 31 December 2004.
- Computershare has elected to adopt the option to "grandfather" all pre-1 July 2004 acquisitions, as permitted under AASB 1, *First Time Adoption of AIFRS*. This means that the carrying value of goodwill as at 1 July 2004 has not been adjusted upon the adoption of AIFRS.
- Impairment testing of goodwill has been completed annually since 1 July 2004. Based on the impairment testing completed and sensitivity analysis performed to date, no impairment has been recognised at 30 June 2005.
- In certain regions within the Group, goodwill amortisation is tax deductible. The reversal of amortisation expense for accounting has resulted in an additional deferred tax liability of $1.2 million as at 31 December 2004 and $2.3 million as at 30 June 2005 being recognised.

B. Acquired intangible assets

- The process to separately value and recognise intangible assets which were previously subsumed in goodwill has been completed for all material acquisitions to 30 June 2005 other than Pacific Corporate Trust Company and EquiServe (refer below).
- Intangible assets with an original cost of $6.0 million have been reclassified from goodwill to intangible assets at 31 December 2004 and 30 June 2005. To date these include contractual customer relationships and proprietary software.
- The total cumulative amortisation expense from the date of acquisition to 30 June 2005 is $0.5 million of which $0.2 million relates to the 6 months ended 31 December 2004.
- Regulatory approval for the acquisition of the Pacific Corporate Trust Company and EquiServe Inc. was received on 14 June 2005 and 17 June 2005 respectively. The work being undertaken by management to ascertain reliable valuations for intangible assets in relation to these acquisitions is ongoing. Accordingly, the above balance sheet reclassification and amortisation charge as at 30 June 2005 do not include any impact of these acquisitions. The impact on the Group's results will be a decrease in goodwill and an increase in intangible assets reported in the balance sheet. An amortisation expense for intangible assets identified for the period since acquisition will be recorded in the results to 30 June 2006.

C. Business combinations

Restructuring provisions

- All restructuring provisions arising as a result of a post 1 July 2004 business combination which were not a commitment of the acquiree have been recorded as an expense in the income statement.
- This resulted in a decrease of $13.5 million in the original cost of goodwill and a decrease in net profit after tax of approximately $13.5 million.

Grandfathered acquisitions

- Computershare has elected to adopt the option to grandfather all pre 1 July 2004 acquisitions as permitted under AASB 1. The impact is an increase in net profit after tax of $8.1 million for the 12 months ended 30 June 2005 ($8.3 million increase for the 6 months ended 31 December 2004) with a corresponding increase in equity which primarily relates to the utilisation of pre acquisition tax losses previously booked against goodwill. It should be noted that this adjustment is a result of applying the transitional rules only and will be ongoing in relation to all grandfathered acquisitions.
- The cumulative reduction in goodwill related to the above adjustments was $7.7 million as at 31 December 2004 and $7.5 million at 30 June 2005.

Deferred consideration

- Contingent consideration of $2.8 million has been reclassified from deferred consideration to an equity reserve account given that if certain targets are met, the consideration is payable through the delivery of shares.

D. *Share based payments*

- Equity based compensation in the form of shares has been recognised as an expense in the period during which the employee provides related services. The impact of this change is a decrease in consolidated net profit after tax of $10.0 million ($3.6 million relates to the six months ended 31 December 2004) in the income statement.
- Opening retained earnings have decreased by $1.1 million representing the cumulative impact of applying the new accounting standard to share based payments. An increase of $3.8 million to 31 December 2004 and a further increase of $6.5 million to 30 June 2005 has been recorded in share based payments reserve representing the cumulative movement in the share based payments expense of $11.6 million plus the deferred tax adjustment deferred in equity rather than reported in current income tax expense.

E. *Non current assets held for sale*

- Properties valued at $2.4 million and $8.0 million met the held for sale criteria as at 31 December 2004 and 30 June 2005 respectively. These properties have been separately identified as held for sale asset in the balance sheet.
- As at 30 June 2004 two properties owned by the Group were considered to be held for sale requiring separate identification in the AIFRS balance sheet. Both properties were sold in the financial year ended 30 June 2005. The depreciation expense associated with these assets has been reversed. The impact is a decrease in the current year depreciation expense of $22,000 and an increase in opening retained earnings of $0.1 million (representing depreciation expense recognised on these assets in the financial year ended 30 June 2004). As a result the carrying value of the assets subsequently sold increased from $2.4 million to $2.6 million, reducing the gain on sale reported in 30 June 2005 by $0.2 million.
- Under AGAAP gross proceeds from the sale of assets were recognised as revenue and the carrying amount of the asset sold is recognised as an expense. Under AIFRS the net profit on sale of assets is recognised as income. The impact of this is a reclassification of $21.9 million in the income statement for the six month period ended 31 December 2004 and cumulative $26.9 million in the income statement for the 12 months ended 30 June 2005 from expenses to other revenue. The net impact on profit after tax is $nil.

F. *Impairment testing of fixed assets*

- Similar to goodwill, the carrying value of fixed assets is subject to impairment testing under AIFRS. Impairment testing is only required when an impairment indicator is triggered. Impairment testing of fixed assets has been reviewed at 30 June 2004 and no impairment indicators were identified as triggered during the year ended 30 June 2005.

G. *Foreign Currency Translation Reserve*

- AASB 1 allows first time adopters to deem all cumulative translation differences for all foreign operations to be zero at the date of transition to AIFRS. The application of this exemption would mean that the gain or loss on a subsequent disposal of any foreign operation would exclude translation differences that arose before the date of transition to AIFRS.
- Computershare has elected not to apply the above exemption available within AASB 1 and as a result no adjustment has been made upon transition to AFIRS.
- A decrease to the foreign currency translation reserve of $0.4 million as at 30 June 2005 ($0.4 million as at 31 December 2004) has been recorded as a result of AIFRS transition entries which have been posted in Computershare subsidiaries in local currency.

H. *Defined benefit superannuation funds*

- The impact of the transitional adjustments under AIFRS relating to defined benefit superannuation funds both individually and cumulatively are immaterial to the Group therefore no adjustments have been recorded.

I. *Deferred tax assets & liabilities*

- Under AIFRS the recognition hurdle for deferred tax assets has been lowered from "virtual certainty" to "probable". The financial impact of the lower recognition hurdle under AIFRS is a cumulative deferred tax asset of $1.0 million as at 30 June 2005 ($1.1 million as at 31 December 2004).
- The deferred tax effect of other AIFRS transitional accounting adjustments are reflected in the 31 December 2004 and 30 June 2005 AIFRS balance sheets and the income statements and have been included under each relevant note within this narrative.

J. *Other*

- An adjustment to bring the groups operating lease expense on a straight line basis over the term of the lease has been made. This resulted in a decrease to opening retained earnings of $0.5 million and an equal increase to other non current liabilities. This provision was increased during the 30 June 2005 financial year by $0.3 million, of which $0.1 million related to the six months ended 31 December 2004.
- As a result of the write back of goodwill amortisation expense relating to associates, additional profit was attributed to minority interests of $0.4 million to the six months ended 31 December and cumulative $0.8 million for the 12 months to 30 June 2005.
- Other also includes smaller adjustments arising from a change in timing associated with the recognition of non-recurring transactions within the Group which result in net profit of $0.3 million for the 12 months ended 30 June 2005 ($0.2 million relates to the six months ended 31 December 2004. There is a related decrease in opening retained earnings of $1.8 million and an increase in other non current liabilities of $2.1million.

K. *Financial instruments – disclosure and presentation*

- As permitted under the transitional accounting standards, Computershare has elected to apply *AASB 132 Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 July 2005 onwards. This allows the Group to continue to apply current accounting standards to the 30 June 2005 financial statements.
- Accordingly, no adjustments in respect of financial instruments are included in the quantitative disclosures provided above.

Directors' Declaration

In the directors' opinion:

(a) the financial statements and notes set out on pages 7 to 40 are in accordance with the *Corporations Act 2001*, including:
   (i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and
   (ii) giving a true and fair view of the consolidated entity's financial position as at 31 December 2005 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date; and

(b) there are reasonable grounds to believe that Computershare Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

A. S. Murdoch, Chairman

C. J. Morris, Managing Director

Melbourne
15 February 2006

Statement of the CEO and CFO of Computershare Limited

We, the undersigned, state that:

a) With regard to the integrity of the year end financial report Computershare Limited and its controlled entities (the Group) for the half year ended 31 December 2005:

   (i) The financial statements and associated notes comply in all material respects with applicable accounting standards, local corporations law requirements and Computershare Group Accounting Policies and Computershare Group year end reporting requirements; and
   (ii) The financial statements and associated notes give a true and fair view, in all material respects, of the financial position as at 31 December 2005 and performance of the Group for the year then ended; and
   (iii) In our opinion, there are reasonable grounds to believe that the Group will be able to pay its debts as when they become due and payable.

b) With regard to the financial records and systems of risk management and internal compliance and control of the Group for the half year ended 31 December 2005:

   (i) The financial records of the Group have been properly maintained such that the records correctly record and explain its transactions and financial position and performance and would enable true and fair financial statements to be prepared and audited; and
   (ii) The statements made in (a) above regarding the integrity of the financial statements are founded on a sound system of risk management and internal compliance and control which, in all material respects, implement the policies adopted by the Board of Directors of Computershare Limited;
   (iii) The risk management and internal compliance and control systems of the Group relating to financial reporting, compliance and operations objectives are, in all material respects, operating efficiently and effectively; and
   (iv) Subsequent to 31 December 2005, no changes or other matters have arisen that would have a material effect on the operation of risk management and internal compliance and control systems of the Group.

C.J. Morris
Chief Executive Officer

T.F. Honan
Chief Financial Officer

15 February 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
MELBOURNE VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77 Melbourne
Australia
www.pwc.com/au
Telephone +61 3 8603 1000
Facsimile +61 3 8603 1999

Independent review report to the members of Computershare Limited

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Computershare Limited Group

- does not give a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of the Computershare Limited Group as at 31 December 2005 and of its performance for the half-year ended on that date, and
- is not presented in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134: *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This statement must be read in conjunction with the rest of our review report.

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, cash flow statement, accompanying notes to the financial statements, and the directors' declaration for the Computershare Limited Group (the consolidated entity), for the half-year ended 31 December 2005. The consolidated entity comprises both Computershare Limited (the company) and the entities it controlled during that half-year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements. For further explanation of a review, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly, in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134: *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the consolidated entity's financial position, and its performance as represented by the results of its operations, changes in equity and cash flows.

PRICEWATERHOUSECOOPERS

We formed our statement on the basis of the review procedures performed, which included:

- inquiries of company personnel/the responsible entity's personnel, and
- analytical procedures applied to financial data.

Our procedures include reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers

J. Yeoman
Partner

Melbourne
15 February 2006

NTA Backing *(Appendix 4D item 3)*

	Dec 2005	Dec 2004
Net tangible asset backing per ordinary share	(1.14)	(0.29)

Controlled entities acquired or disposed of *(Appendix 4D item 4)*

Acquired	**FinancialBPO**	**Lord Securites**	**SLS Group**
Date control gained	14 November 2005	23 September 2005	29 December 2005
Contribution to profit/(loss) from ordinary activities after tax in current period, where material	Immaterial	Immaterial	Immaterial
Profit/(Loss) from ordinary activities after tax during the whole of the previous corresponding period, where material	Immaterial	Immaterial	Immaterial

Disposed of
Date control lost
Contribution to profit/(loss) from ordinary activities after tax in current period, where material
Profit/(Loss) from ordinary activities after tax during the whole of the previous corresponding period, where material

Additional dividend information *(Appendix 4D item 5)*

Details of dividends declared or paid during or subsequent to the half-year ended 31 December 2005 are as follows:

Record date	Payment date	Type	Amount per security	Total dividend	Franked amount per security	Foreign sourced dividend amount per security
9 September 2005	23 September 2005	Final	6 cents	$35,702,329	-	-
6 March 2006	24 March 2006	Interim	6 cents	$35,833,234*	-	-

* based on 597,220,559 shares on issue as at 31 December 2005

Dividend reinvestment plans *(Appendix 4D item 6)*

The company has no dividend reinvestment plan in operation.

Associates and Joint Venture entities *(Appendix 4D item 7)*

Name	*Ownership interest*		*Aggregate share of profits/(losses), where material*		*Contribution to net profit, where material*	
	Dec 2005	Dec 2004	Dec 2005	Dec 2004	Dec 2005	Dec 2004
	%	%	$000	$000	$000	$000
Chelmer Limited	50	50		-		-
The National Registry Company (a)	45	45	5,066	2,073	1,557	631
GSC Proxitalia s.p.A (b)	100	46	-	258		(302)
Japan Shareholder Services (c)	50	-	(103)	-	(103)	-
Total			4,963	2,331	1,454	329

a) The aggregate share of profit and contribution to net profit of the December 2004 comparatives has been restated to comply with AIFRS requirements. Goodwill amortisation has been added back to the current and aggregated profits.

b) From 1 July 2004 to 25 April 2005, the Computershare Group ceased control of GSC Proxitalia s.p.A and its subsidiaries. Accordingly these entities have been included as associated entities for this period. On 26 April 2005 Computershare acquired the remaining 54% of GSC Proxitalia s.p.A and its subsidiaries. From this date onward, the result and balance sheet of those entities have been consolidated by the Computershare Group.

c) On 31 August 2005, the Computershare Group entered into an agreement with UFJ Trust Bank Limit to establish the joint venture Japan Shareholder Services (JSS). Each party has equal ownership and is therefore not consolidated as part of the Computershare Group.

Foreign Entities

All foreign entities reports have been prepared under International Financial Reporting Standards.

Audit Status *(Appendix 4D item 9)*

This report is based on accounts which have been reviewed.

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES
SUPPLEMENTARY APPENDIX 4D INFORMATION

CORPORATE DIRECTORY

DIRECTORS
Alexander Stuart Murdoch (Chairman)
Christopher John Morris (Chief Executive Officer)
Philip D DeFeo
William E Ford
Thomas M Butler
Penelope J Maclagan
Anthony N Wales
Markus Kerber
Simon Jones

COMPANY SECRETARIES
Paul X Tobin
Mark B Davis

REGISTERED OFFICE
Yarra Falls
452 Johnston Street
Abbotsford
Victoria Australia 3067
Telephone +61 3 9415 5000
Facsimile +61 3 9473 2500

STOCK EXCHANGE LISTING
Australian Stock Exchange Limited

BANKERS
National Australia Bank Limited
500 Bourke Street
Melbourne Victoria 3000

Australia and New Zealand Banking Group Limited
530 Collins Street
Melbourne Victoria 3000

The Royal Bank of Scotland Plc
Corporate and Institutional Banking
135 Bishopsgate
London EC2M 3UR

SOLICITORS
Minter Ellison
Level 23, Rialto Towers
525 Collins Street
Melbourne Victoria 3000

AUDITORS
PricewaterhouseCoopers
Freshwater Place
2 Southbank Boulevard
Southbank Victoria 3006

SHARE REGISTRY
Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
Abbotsford Victoria 3067
PO Box 103 Abbotsford
Victoria Australia 3067
Telephone +61 3 9415 5087
Facsimile +61 3 9473 2500

Computershare Limited
Interim Results 2006 Presentation

Chris Morris
Tom Honan

15 February 2006


Introduction
Financial Results
CEO's Report

Tom Honan
Chief Financial Officer

Summary of Results

- Normalised EPS of 11.72 cents, up 28%
- Normalised Net Profit After Tax of A$69.8m, up 35%
- Total Revenue of A$781.5m, up 59%
- Operating Cash Flows of A$87.5m, up 72%
- Operating Costs of A$650.5m, a 62% increase
- Days Sales Outstanding at 56 days, down 6 days since 30 June 05
- Interim Dividend of 6 cents per share.

•Comparisons are against 1H05 - AIFRS

CPU Revenues continue to diversify


Revenue Type
4%
11%
5%
47%
10%
6%
16%
Register Maintenance
Corporate Actions
Stakeholder Relationship Management
Employee Share Plans
Document Services
Fund Services
Technology & Other Revenue

Global Equities Market

Historical Equity Issuance Data



2006 YTD Total Volume:	$187 bn	2006 Est. Annualized Volume:	$2,247 bn
2005 Total Volume:	$2,108 bn	Est. 2006 vs. 2005:	6.6%
1991-2005 Avg Volume:	$1,430 bn	Est. 2006 vs. 1991-2005 Avg:	57.1%

Annual M & A Book to Bill Ratio



2006 YTD	1.08x	2006 YTD vs. 2000 - 2005 Avg	2.3%
2000-2005 Average	1.06x	2006 YTD vs. 1991 - 2005 Avg.	-3.8%
1991-2005 Average	1.13x		

Source: SDC Thomson Financial and UBS Securities Australia Ltd

Global Interest Rates


%
UK
8
6
4
2
0
1996
1998
2000
2002
2004
2006


%
US
8
6
4
2
0
1996
1998
2000
2002
2004
2006


%
Canada
8
6
4
2
0
1996
1998
2000
2002
2004
2006

Computershare Strengths

- Recurring Revenue – >70% of revenue is of a recurring nature
- Global Diversification – Across more than 21 countries
- Exposure to northern hemisphere interest rates – continued to rise in 1st half
- Technological innovation and capabilities – enhanced by acquisitions
- Integration of businesses – Equiserve ahead of schedule
- Continued strong EPS growth.


Introduction
Financial Results
CEO's Report

Group Financial Performance – A$m

	AIFRS 1H06	AIFRS 1H05	Variance
Sales Revenue	775.6	475.0	63%
Interest & Other Income*	5.9	16.2	
Total Revenue	**781.5**	**491.1**	**59%**
Operating Costs*	650.5	401.1	(62%)
Share of Net (Profit)/Loss of Associates	(1.5)	(0.6)	
Normalised EBITDA	**132.4**	**90.6**	**46%**
Non-Recurring Items	5.8	(8.4)	
EBITDA	**126.6**	**99.0**	**28%**

* Excludes proceeds & costs relating to non-recurring items

NPAT – FY05 AGAAP to AIFRS – 1st Half

Net profit after tax under AGAAP 31 December 2004	**45,368**	**Basic EPS (AGAAP)**	**7.99 cents**
Write back of goodwill amortisation	20,260		
Share based remuneration expense	(3,587)		
Business combinations	8,312		
Other	(1,008)		
Net profit after tax under AIFRS 31 December 2004	**69,345**	**Basic EPS (AIFRS)**	**12.33 cents**
Adjustment for unusual items			
- Profit on sale	(9,331)		
- Business combinations	(8,312)		
Normalised profit after tax under AIFRS 31 December 2004	**51,702**	**Normalised EPS (AIFRS)**	**9.14 cents**

Computershare

NPAT - FY06 AIFRS – 1st Half

Net profit after tax under AIFRS 31 December 2005	**65,784**	**Basic EPS AIFRS**	**11.04 cents**
Adjustment for unusual items			
- UK redundancies	4,057		
Normalised profit after tax under AIFRS 31 December 2005	**69,841**	**Normalised EPS AIFRS**	**11.72 cents**

An increase of 28.2% in normalised EPS to 11.72 cents for the six months ended 31 December 2005 in comparison to the 31 December 2004 comparative period.



NPAT – FY05 AGAAP to AIFRS – Full Year

Net profit after tax under AGAAP 30 June 2005	**101,462**	**Basic EPS AGAAP**	**17.91 cents**
Write back of goodwill amortisation	41,707		
Share based remuneration expense	(9,971)		
Business combinations	(5,394)		
Other	(2,413)		
Net profit after tax under AIFRS 30 June 2005	**125,391**	**Basic EPS AIFRS**	**22.19 cents**
Adjustment for unusual items			
- Profit on sale	(9,003)		
- Business combinations	5,394		
Normalised profit after tax under AIFRS 30 June 2005	**121,782**	**Normalised EPS AIFRS**	**21.54 cents**

Normalised Basic EPS Performance (pre goodwill, post pref. dividend)


Rolling 12 months
cents
27
25
23
21
19
17
15
13
11
9
7
AGAAP
AIFRS
1H04
2H04
1H05
2H05
1H06
Normalised Basic EPS (pre goodwill, post pref. dividend)

Analysis of Normalised EPS – Half Year Comparison


EPS (pre goodwill, post preference dividend)
AGAAP
AIFRS
cents
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
8.49
10.53
9.14
12.53
11.72
1H04
2H04
1H05
2H05
1H06

Computershare

Half Year Comparisons – Revenue & EBITDA


AGAAP
AIFRS
$Am
Revenue
900
600
300
0
EBITDA
140
120
100
80
60
40
20
0
80.1
103.3
90.6
121.3
132.4
495.2
1H04
2H04
1H05
2H05
1H06
Revenue
Normalised EBITDA

Half Year Comparisons – Revenue & EBITDA


1st Half
$Am
$Am
AGAAP
AIFRS
900
800
700
600
500
400
300
200
140
120
100
80
60
40
20
0
54.4
80.1
90.6
132.4
1H03
1H04
1H05
1H06
Revenue
Normalised EBITDA


2nd Half
$Am
$Am
AGAAP
AIFRS
800
700
600
500
400
300
200
140
120
100
80
60
40
20
0
74.4
79.5
103.3
121.3
2H02
2H03
2H04
2H05
Revenue
Normalised EBITDA

Return On Invested Capital Vs. WACC

Increased returns, Cost of Capital increases slightly


18%
16%
14%
12%
10%
8%
6%
AGAAP
AIFRS
FY03
FY04
FY05
1H06
WACC
ROIC

Regional Analysis – 1H06 Revenue & EBITDA

Total Revenue Breakdown


21%
20%
59%
Asia Pacific
EMEA
North America

EBITDA Breakdown


23%
9%
68%
Asia Pacific
EMEA
North America

Half Year Comparisons – Operating Costs


$Am
700
600
500
400
300
200
100
0
AGAAP
AIFRS
317.9
393.3
401.7
472.2
650.5
1H04
2H04
1H05
2H05
1H06

Technology Costs – Establishing Global Platform


A$m
AGAAP
AIFRS
%
120
100
80
60
40
20
0
12%
10%
8%
6%
4%
2%
0%
11%
10%
11%
9%
11%
42.6
49.5
51.9
54.7
86.0
1H04
2H04
1H05
2H05
1H06
Total Technology costs
Technology costs as a % of sales revenue

Analysis of FY06 Technology Costs


Analysis of Technology Spend
2%
1%
29%
54%
14%
Development
Infrastructure
Maintenance
External Bureau
Administration

Net Operating Cash Flows



$Am
Operating Cash Flows & Capital Expenditure
140
120
100
80
60
40
20
0
42.6
7.2
93.5
14.2
50.9
16.4
95.9
15.2
87.5
19.4
1H04
2H04
1H05
2H05
1H06
Operating Cash Flows
Capital Expenditure

Capital Expenditure

CPU Group Capex


$Am
20.0
15.0
10.0
5.0
0.0
0.3
0.5
0.7
0.3
2.0
8.7
0.8
2.9
8.6
1.9
8.2
0.9
5.5
10.0
1H04
2H04
1H05
2H05
1H06
Information Technology
Document Services Facilities
Occupancy
Other

computershare

Working Capital Management


Days Sales Outstanding
Days
70
60
50
40
30
20
10
0
61
57
62
56
FY03
FY04
FY05
1H06
Receivable Days

Interest Rate Sensitivity


ASm PBT Impact
120
100
80
60
40
20
0
-20
-40
-60
-80
-2.50% -2.00% -1.50% -1.00% -0.50% 0.00% 0.50% 1.00% 1.50% 2.00% 2.50% 3.00% 3.50% 4.00% 4.50%
Exposure
Hedged exposure
100% Hedged

Equity Management – Interim Dividend of 6 cps

➢ EPS – Basic	11.04 cents
➢ EPS – Normalised	11.72 cents
➢ Interim Dividend (unfranked)	6.0 cents
➢ Current Yield*	1.8%

- Based on 12 month dividend and share price of $6.83 (close 13th Feb 06)

Computershare

UK Restructuring

- Redundancy costs A$5.7m

  NPAT impact A$4.1m

- Annualised Benefits A$7.0m

Financial Summary – Final Remarks

- Continued strong EPS growth - 28%
- Record revenues for 1st half
- Maintained strong balance sheet
- Dividend maintained at 6 cents per share
- Cashflow from operations up 72% on 1H05


Market Overview
Financial Performance
CEO's Report



Australia



New Zealand

Regional Updates – Asia/Pacific

India



Japan



Hong Kong



Computershare

Key Points – Asia/Pacific

- **Australia**
  - Computershare Fund Services (formerly FBPO) integrated and winning new clients
  - Opening new CDS building in Melbourne
  - Slow Corporate Actions compared to recent years

- **Hong Kong**
  - Well above budget, witnessing large IPO's from China
  - Appointed James Wong, Executive Director, ex-HSBC

- **Japan**
  - Joint Venture exceeding initial expectations
  - Looking at next steps - dematerialisation

Key Points – Asia/Pacific (cont'd)

- **India & New Zealand**
  - Tracking ahead of budget
- **China**
  - Signed cooperation agreement with China Securities Depository and Clearing Corporation Limited



United States of America



Canada

Regional Updates – North America

Key Points – North America

- **USA**
  - Mutual Funds business booming
  - Equiserve
    - Integration ahead of schedule - Fairway conversion to complete Apr 2006
    - No TA client losses
    - High staff morale
    - Well ahead of budget
  - CDS growing substantially, uplift largely due to Equiserve acquisition
  - Plans, Proxy all on track
  - US cash rates up 1% to 4.25% during first half
- **Canada**
  - Continues to deliver strong contribution to Group result, slight improvement on last year expected



Ireland



United Kingdom

Regional Updates - EMEA

Germany



Russia



South Africa



Key Points – EMEA

➢ UK

- Total restructure affecting all levels of management
- Business currently being run by Chris Morris (Group CEO) and Stuart Crosby (Group COO)
- Excellent new leadership team
- Cut $3m out of shared services costs
- Redundancy program initiated delivering at least $7m annualised savings
- Significant wins;
  - British American Tobacco
  - Unilever
  - Large demutualisation - 2.5m shareholders, a true global deal
- High expectations of improved Financials in FY07



Key Points – EMEA (cont'd)

UK (cont'd)

- Acquisition of Interactive Meetings Limited (IML)
  - Exciting new market for Computershare
  - Will continue with most distributor arrangements but retain AGM services globally
- We remain focused on becoming No 1 in the UK - some major competitors' clients out to tender

South Africa

- Tracking to budget
- Big improvement in service levels

Key Points – EMEA (cont'd)

Continental Europe

- Germany
  - Good solid business now in Registry, Plans and AGM services
  - High level of electronic voting in AGM market offers significant opportunities for IML technology
  - Pepper CRM business back on track
  - Appetite for acquisitions in the registry area
- Russia has huge growth potential, expect expansion via acquisitions
- Other
  - Actively investigating expansion opportunities in France, Spain and Holland

Financial Outlook – FY2006

- Revenue > $1.5 billion
- EPS > 29 cents per share (normalised)

QUESTIONS?

Appendix:
Interim Results 2006 Presentation

15 February 2006



Group Comparisons

Regional Analysis – 1H FY06 Revenue


$Am
250.0
200.0
150.0
100.0
50.0
0.0
77.7
85.9
204.9
42.8
12.1
67.5
4.3
20.6
23.0
6.7
15.6
59.0
25.5
11.0
5.7
4.0
0.0
85.3
Register Maintenance
Corporate Actions
Stakeholder Relationship Management
Employee Share Plans
Document Services
Fund services
Asia Pacific

Half Year Comparisons - Revenue


$Am
368.5
350.0
300.0
285.7
250.0
238.1
200.0
150.0
122.4
100.0
78.2
88.5
63.6
48.0
43.7
59.6
65.1
81.3
28.4
31.6
42.2
16.6
34.3
89.3
50.0
0.0
Register Maintenance
Corporate Actions
Stakeholder Relationship Management
Employee Share Plans
Document Services
Fund Services
1H05

Half Year Comparisons – Operating Costs


$Am
300.0
250.0
200.0
150.0
100.0
50.0
0.0
104.9
123.9
192.0
189.6
217.0
279.6
20.4
24.4
34.5
26.9
35.8
40.1
51.4
53.9
84.0
7.9
17.2
20.3
Cost of Sales
Personnel
Occupancy
Other Direct
Technology
Corporate
1H05

Revenue Breakdown

	1H06	1H05	Variance
Register Maintenance	368.4	238.1	55%
Corporate Actions	122.4	78.2	57%
Fund Services	89.3	18.8	375%
Stakeholder Relationship Mgt	48.0	43.7	10%
Employee Share Plans	81.3	59.6	36%
Document Services	42.2	28.4	49%
Technology & Other Revenues	29.8	24.3	23%
Total Revenue	**781.4**	**491.1**	**59%**

Note: Included in the revenue results are $69.3 m of Margin Income (1H FY05: $35.8 m) and $148.6m of Recoverable Income (1H FY05: $83.2 m).

Underlying Effective Tax Rate

- The underlying effective tax rate (adjusted for one off, non-recurring items and non deductible goodwill charges*) for 1H06 is 27.1% (1H05 19.6%).



%
AGAAP
AIFRS
30
25
20
15
10
5
0
27.7
19.8
19.6
19.1
27.1
1H04
2H04
1H05
2H05
1H06

* Pre AIFRS

Key Financial Ratios

EBITDA Interest coverage


times
AGAAP
AIFRS
25
20
15
10
5
0
22.6
20.1
13.4
9.8
7.7
1H04
2H04
1H05
2H05
1H06

Net Financial Indebtedness to EBITDA


times
2.0
1.5
1.0
0.5
0.0
1.3
1.2
1.3
2.3
2.3
1H04
2H04
1H05
2H05
1H06

Gearing (Net Debt / Net Debt + Equity)


%
AGAAP
AIFRS
40%
30%
20%
10%
0%
23%
27%
33%
41%
40%
1H04
2H04
1H05
2H05
1H06

Funds Flow to Total Debt


%
AGAAP
AIFRS
40%
20%
0%
27%
29%
25%
13%
15%
1H04
2H04
1H05
2H05
1H06

Risk Management - Interest Rate Sensitivity



Exposure to interest rates 37%
No exposure 34%
Effective hedging in place - both natural & synthetic 29%

Interest Rate Hedging

Strategy:	-	Minimise downside risk in current low interest rate environment
Policy:	-	Minimum hedge of 25% / Maximum hedge of 75%
	-	Minimum term 1 year / Maximum term 5 years
	-	Current hedging: 29%

Risk Management – Average Funds Balances 1H FY06

By Category


Sharesave/ Employee Plans 19%
Broker Trust 16%
Regular Trust 16%
Corporate Actions 27%
Dissenter 4%
Dividend 18%

By Country


Australia 1%
Canada 42%
UK 25%
US 32%

Average fund balance A$6.4b

Country Summaries

Asia Pacific

Australia Half Year Comparison



Total Revenue
SAm
150.0
100.0
50.0
0.0
114.9
109.3
125.9
127.5
120.0
1H04
2H04
1H05
2H05
1H06



Revenue Breakdown
$Am
50
40
30
20
10
0
48.9
46.7
46.7
30.9
29.7
31.1
8.2
8.2
4.0
4.5
5.0
6.7
21.9
21.3
25.5
Register Maintenance
Corporate Actions
Stakeholder Relationship
Employee Share Plans
Document Services

New Zealand Half Year Comparison


Total Revenue
$NZm
10.0
8.0
6.0
4.0
2.0
0.0
8.3
7.4
9.0
7.9
9.7
1H04
2H04
1H05
2H05
1H06


$NZm
Revenue Breakdown
8
6
4
2
0
6.3
6.3
8.3
2 2
1.6
1.4
Register Maintenance
Corporate Actions

Hong Kong Half Year Comparison


Total Revenue
$HKm
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
89.6
97.4
108.3
111.1
120.6
1H04
2H04
1H05
2H05
1H06


Revenue Breakdown
$HKm
90
80
70
60
50
40
30
20
10
0
70.0
84.8
76.9
33.3
25.8
43.6
Register Maintenance
Corporate Actions

North America

United States Half Year Comparison


Total Revenue
USDm
280.0
260.0
240.0
220.0
200.0
180.0
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
50.9
98.8
94.8
138.2
282.5
1H04
2H04
1H05
2H05
1H06


Revenue Breakdown
USDm
120
110
100
90
80
70
60
50
40
30
20
10
0
19.5
41.6
106.4
13.5
16.9
42.5
12.3
22.4
15.6
25.3
29.5
40.4
1.3
2.6
2.7
11.8
23.9
64.2
Register Main
Corp Actions
Stakeholder
Employee
Document
Fund Services

Canada Half Year Comparison


Total Revenue
CADm
100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
62.9
70.0
63.1
86.4
73.4
1H04
2H04
1H05
2H05
1H06


CADm
Revenue Breakdown
80
70
60
50
40
30
20
10
0
50.6
68.4
54.9
6.0
6.9
9.8
1.0
2.5
2.1
4.8
6.4
4.8
0.6
1.8
Register Maintenance
Corporate Actions
Stakeholder Relationship Management
Employee Share Plans
Document Services

EMEA

United Kingdom Half Year Comparison


Total Revenue
GBPm
36.3
41.6
35.8
40.2
37.8
40.0
30.0
20.0
10.0
0.0
1H04
2H04
1H05
2H05
1H06


Revenue Breakdown
GBPm
30
20
10
0
23.1
23.4
28.2
2.8
5.8
3.2
2.4
3.1
2.7
5.9
6.2
6.6
1.3
2.0
2.6
Register Maintenance
Corporate Actions
Stakeholder Relationship
Employee Share Plans
Document Services

Ireland Half Year Comparison


Total Revenue
EUROm
6.0
5.0
4.0
3.0
2.0
1.0
0.0
3.6
4.3
4.3
5.0
5.9
1H04
2H04
1H05
2H05
1H06


Revenue Breakdown
EUROm
2
1
0
2.5
2.7
2.4
0.3
0.4
0.6
Register Maintenance
Corporate Actions
1H05
2H05
1H06

Computershare

Germany Half Year Comparison

Financial Results



Eur '000
Total Revenue
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
4.3
7.1
13.5
15.5
2H04
1H05
2H05
1H06



Revenue Breakdown
EURm
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
0.4
3.2
0.5
0.1
1.9
1.0
6.6
8.4
7.3
0
0
6.2
Register Maintenance
Corporate Actions
Stakeholder Relationship
Document Services

South Africa Half Year Comparison


Total Revenue
ZARm
120.0
100.0
80.0
60.0
40.0
20.0
0.0
90.1
90.5
94.7
99.3
99.4
1H04
2H04
1H05
2H05
1H06


Revenue Breakdown
ZARm
100
90
80
70
60
50
40
30
20
10
0
88.3
94.1
79.0
6.4
6.4
10.0
Register Maintenance
Corporate Actions

Computershare

MARKET ANNOUNCEMENT

2 March 2006

COMPUTERSHARE ADDS TO CORE BUSINESS IN NORTH AMERICA

Computershare Limited (ASX:CPU) announced it has acquired the transfer agent operations of Sun Trust Banks, Inc in Atlanta. In a separate transaction, Computershare has reached agreement to acquire the share ownership management services of National Bank Trust, Montreal. Consideration is payable in cash for both acquisitions and is less than A$20 million in total. Revenue for the two businesses is less than A$15 million. The acquisitions will be EPS accretive in the first year and meet Computershare's internal return guidelines.

In the Canadian transaction, Computershare will acquire the transfer agent and employee plan administration businesses and a portion of the corporate trust services business of National Bank Trust. The transaction is expected to close by the end of April 2006.

Under the US transaction, which closed yesterday, Computershare acquired the stock transfer business serving approximately 170 issuers, including Sun Trust Bank itself.

Computershare expect to transition the Canadian and US businesses to its systems over a period of several months, with both Transfer Agent client migrations to be completed this calendar year.

"The Canadian acquisition will complement our service offering in the important Quebec region whilst our presence in the south-eastern United States will be bolstered through the Sun Trust acquisition," said Chris Morris, CEO of Computershare. "These two deals are further evidence of a consolidation of service providers in key markets, and Computershare's unique offering makes us the logical choice in the market," he added.

For further details please contact:
Mr Darren Murphy
Head of Treasury & Investor Relations
Tel + 61 3 9415 5102

About Computershare Limited (CPU)

Computershare (ASX:CPU) is a global leader in share registration, employee equity plans, proxy solicitation and other specialised financial and communication services. Many of the world's largest companies employ our innovative solutions to maximise the value of their relationships with investors, employees, customers and members.

Computershare has approximately 10,000 employees across the world and serves 14,000 corporations and 90 million shareholders and employee accounts in 21 countries across five continents.
For more information, visit www.computershare.com

Computershare

Corporate

Computershare Limited
ABN 71 005 485 825
Yarra Falls, 452 Johnston Street Abbotsford
Victoria 3067 Australia
PO Box 103 Abbotsford
Victoria 3067 Australia
Telephone 61 3 9415 5000
Facsimile 61 3 9473 2500
www.computershare.com

Australia
Canada
Channel Islands
Germany
Hong Kong
India
Ireland
New Zealand
Philippines
Russia
Singapore
South Africa
United Kingdom
USA

MARKET ANNOUNCEMENT

Friday, 31 March 2006

Investor Briefing Materials

Attached are the materials that are being presented to investors today as part of a management briefing.

A copy of these materials will also be posted on the Company's website (www.computershare.com) later today.

For further details please contact:

Mr Darren Murphy
Head of Treasury & Investor Relations
Tel + 61 3 9415 5102

About Computershare Limited (CPU)

Computershare (ASX:CPU) is a global leader in share registration, employee equity plans, proxy solicitation and other specialised financial and communication services. Many of the world's largest companies employ our innovative solutions to maximise the value of their relationships with investors, employees, customers and members.

Computershare has approximately 10,000 employees across the world and serves 14,000 corporations and 90 million shareholders and employee accounts in 21 countries across five continents.
For more information, visit www.computershare.com

Computershare

Computershare Investor Briefing

31 March 2006

Computershare

Computershare
ASIA PACIFIC

Stuart Crosby
Chief Operating Officer and Head of Asia Pacific

Investor Presentation
March 2006

Computershare - Asia Pacific

Computershare

Japan: Tokyo

-Analytics
-Corporate Proxy

Hong Kong: Wan Chai, Tsuen Wan

-Investor Services
-Plans
-Analytics

Singapore

-Pepper CRM

Philippines: Manila

-Analytics back-end data preparation and capture

India: Hyderabad, Mumbai, Bangalore and 100 + others

-Investor Services
-Fund Services



Australia: Sydney, Melbourne, Perth Adelaide, Brisbane

-Investor Services
-Fund Services
-Document Services
-Plans
-Analytics
-Corporate Proxy

New Zealand: Auckland

-Investor Services

Computershare - Asia Pacific

Computershare

	Australia	Hong Kong	New Zealand	India	Japan
Investor Services	✓	✓	✓	✓	
Plans	✓	✓			
Document Services	✓				
Corporate Proxy	✓			✓	✓
Analytics	✓	✓			✓
Funds Services	✓			✓	

Computershare - Asia Pacific

Computershare

Australia – Registry managed by Ed Stockdale

- 60% market share
- Competitors – Link Market Services 35%, Others 5%
- Competitive pricing environment exists but the madness of the past few years seems to have abated
- Low levels of corporate actions compared with recent years impacting profitability

Australia – Plans managed by Warren Miles

- Still maintains position as premium supplier in the Australian market
- Still strong organic growth, but small base
- Supporting the push into Asia, especially China
- Converting clients to online dealing

Computershare - Asia Pacific

Computershare

Australia – Operations managed by Graham Giannini

- Providing significant resources to global initiatives, especially Equiserve and UK
- Winning integrated broader (non-registry/plans) business bundled with CDS offering

Australia – Document Services managed by Peter Milburn

- Perth acquisition successfully integrated
- New state-of-the-art Melbourne facility fully operational
- Price pressure on traditional business lines but good opportunities for integrated solutions with Operational areas (call centre, scanning, workflow, etc)

Computershare – Asia Pacific

Computershare

Australia - Fund Services managed by Chris Roberts

- Financial BPO acquisition completed and integration progressing well
- Significant growth opportunities

New Zealand – Investor Services managed by Mike Smith

- 90% market share
- Limited growth

Hong Kong managed by David Lee

- Main business line - Investor Services
- Some successes with analytics and plans, especially into China
- James Wong recruited from HSBC as successor to David Lee (end 2006)

Computershare – Asia Pacific

India managed by C Parthasarathy

- 50:50 JV with Karvy Group
- Main business lines - Investor Services and Fund Services
- Highly competitive but growing market

Japan managed by Minoru Okuda

- 50:50 JV with Mitsubishi UFJ Trust Bank
- Main business lines - Analytics and Corporate Proxy
- Excellent start to new business since November 2005
- Work on potential extension into Investor Services underway

Computershare Asia Pacific – business challenges and opportunities

Computershare

- Maintaining profitability levels of Australian Investor Services in face of lower levels of corporate activity
- Growing new Australian revenue streams from integration of different offerings (particularly CDS and operations)
- Growing Australian Fund Services business
- Executing on opportunities in Japan, China and India

Computershare

Computershare EMEA

Chris Morris
Joint MD EMEA
and Part time CEO

Investor Presentation
March 2006

Computershare EMEA

Computershare

UK:
London, Edinburgh,
Bristol, Channel Islands

Ireland: Dublin

Germany: Munich

Russia: Moscow

Italy: Rome

-Investor Services
-Document Services
-Plans
-Analytics
-Pepper (CRM)
-Corporate Proxy



South Africa: Johannesburg

-Investor Services
-Plans
-Analytics (SRG)
-Custodial Services

Computershare EMEA

Computershare

	UK	Ireland	Channel Islands	Italy / Spain	Russia	Germany	South Africa	France
Investor Services	✓	✓	✓		✓	✓	✓	
Plans	✓	✓	✓		✓	✓	✓	
Document Services	✓					✓		
Corporate Proxy	✓	✓		✓		✓	✓	✓
Analytics	✓	✓		✓		✓	✓	
Pepper (CRM)						✓		

Computershare UK – What went wrong?

Computershare

- Just about everything
- Shared services bloated and thought they ran the business
- Marketing and Sales out of control spending money and only managing to upset our clients, some deals they sold were uneconomic
- Financial reporting not up to standard
- Forgot about our core business, expanded into poorly implemented BPO work
- Service levels worst in industry
- Staff morale at an all time low
- Senior management were out of their depth, did not know how to fix
- Most senior hires were not the right people

Computershare UK – What have we done?

Computershare

- What we should have done 8 years ago
- Removed over 100 staff from the business - many managers
- Removed the complete senior management team from 1 year ago
- Reduced costs by about A$10m per year
- Go to market with industry experts strategy – sales staff largely redundant
- Restructured every division in the business
- Hired a top group of senior managers
- HR and Finance being managed by Australians
- Got rid of stupid HR programs
- Tell the staff the truth and guess what, they do appreciate being treated like adults
- Increased profitability of NHS and Corgi

Computershare EMEA

Computershare

UK – Registry managed by Naz Sarkar

- Around 30% market share
- Competitors - Lloyds 50%, Capita 20%
- Competitive environment exists but we are seeing more sensible prices
- Big wins in the last 3 months being British American Tobacco, Unilever and a 2.5 million holder demutualization
- Aim to be number one in 2 years and management are confident we can

UK – Plans managed by Geoff Price

- Fragmented market, main players are Mourant, Lloyds, Capita and Banks administering SAYE and SIP plans
- From a loss last year of around A$4m now making over A$3m profit
- Converting clients to online dealing
- Big wins – IBM

Computershare EMEA

Computershare

UK – Operations managed by Simon Moore

- Working closely with Australia on introducing standard procedures
- Transfer pricing introduced
- New working terms negotiated with the union allowing multiple shifts
- Big improvement in service levels, especially in the call centre

UK – Document Services managed by Andrew Heard

- Focus on improving service levels
- 70% of work in-house

UK – Finance managed by Jason Smith

- Using Australia's shared services model

Computershare EMEA

Computershare

Ireland managed by Trevor Watkins

- 90% market share, only competitor - Capita
- No growth but improving margins

South Africa managed by Stan Lorge

- Mainly investor services with 80%+ market share
- Improved profitability this year
- Service levels improved dramatically since Stan took over

Computershare EMEA

Computershare

Germany managed by Florian Schultz

- Main business lines - Plans, Registry and AGM
- Showing improved profitability
- 80% of AGM market
- Increasing document services capacity

Russia managed by Nick Oldfield

- Minority interest in National Registry Co (NRC) – ownership is 45% of the company with representation on the Board
- Should conclude negotiations soon to move to 60% of NRC
- Very profitable business
- Starting to get AIM and Depository Interest (DI) listings in the UK from Russia

Computershare EMEA

Computershare

Italy, Spain and Portugal managed by Alvise Recchi

- Proxy and ID work
- Looking to expand into Plans and AGM work

Other European operations

- Small office in France - proxy work
- Looking at Dutch market

Computershare EMEA – business challenges

Computershare

- Improve service standards
- Stick to core business
- Improve staff morale
- Focus marketing and sales effort on specific areas rather than the scattered approach in the past
- Focus on business development in a few European countries where the market structure gives CPU opportunities
- Get EMEA back to the profit levels of a few years ago

Computershare EMEA – business opportunities

Computershare

- Lloyds currently writing a new system, this always presents opportunities
- Further consolidation in the Plans and Registry space likely
- Opportunities from the purchase of Equiserve, especially in the Plans area
- Many global companies have gone to tender for Registry, ADR's and Plans recently. In these cases CPU has a real advantage
- European expansion

Computershare

Computershare North America

Steven Rothbloom
NA CEO and President

Investor Presentation
March 2006

Computershare North America

Computershare



Canada:
Halifax, NS
Montreal, QC
Toronto, ON
Winnipeg, MB
Calgary, AB
Vancouver, BC

US:
Canton, MA
Shelton, CT
Hauppauge, NY
New York, NY
Jersey City, NJ
Edison, NJ
Rockville, MD
Atlanta, GA
Cleveland, OH
Chicago, IL
Dallas, TX
Golden, CO
San Francisco, CA

- Investor services
- Employee plans
- Document services
- Mutual fund proxy services
- Corporate proxy
- Fixed income services
- Analytics
- World Records

Current Developments

Computershare

	US	Canada
Investor Services	✓	✓
Plans	✓	✓
Document Services	✓	✓
Corporate Proxy	✓	✓
Analytics	✓	✓
Corporate Events	✓	✓
Fixed Income / Corporate Trust	✓	✓
World Records	✓	✓
Fund Services	✓	✓

Regional highlights

Computershare

- What's been going right? Just about everything!
- US Transfer Agency (TA) - from number five in the industry to number one
- Fund Services – from a minor player to number one in the industry in one year
- Corporate Proxy Solicitation – from not being in the business to number one in the industry in two years
- Fixed Income – from not in the business in the US last year to expanding our successful Canadian business into the US through acquisition of Lord Securities
- Top Tier Customers – from no TA clients with more than 500,000 shareholders to 12 with over a million – handling TA services for 20 of the Dow 30
- World Records® – from not being in the business three years ago to offering a highly competitive subsidiary governance solution with top-tier clients
- From last to first in client satisfaction according to an independent survey

Regional highlights

Computershare

- Focused on effective and efficient operations throughout
- Successfully transitioned Transcentive, Georgeson and Alamo acquisitions
- Approaching the 50% mark in integrating Equiserve
- Have since acquired key regional businesses - Pacific Corporate Trust Company, SunTrust transfer agent business, National Bank Trust transfer agent and corporate trust businesses
- Acquired Lord Securities to build our US Fixed Income business
- Successfully servicing major clients
  - AT&T/SBC merger
  - United Airlines (UAL) emergence from bankruptcy
- Realizing synergies through acquisitions and eliminating a considerable number of staff positions

Regional challenges

Computershare

- Continuing integration for improved bottom line, including rationalizing call centers and facilities
- Maintaining our record standing as the number-one quality provider
- Competing with the brokerage firms for Plans service business, without direct wealth management offerings
- Print/mail and call center expansion for the highly successful Mutual Fund group
- As market leader in Canada, determining next steps
- Responding to an ever-changing and volatile regulatory and governance environment

Regional priorities

Computershare

- Continuing our success with recent client wins and acquisitions – integrate/convert/condense
- Continue to acquire Transfer Agent, Plans and Fixed Income businesses where it makes sense
- Take to market Transcentive Web Platform software
- Expand our Fixed Income capabilities into the structured finance arena
- Make the most of our infrastructure by leveraging capacity in one product area to meet volume demands in another
- Lobby to extend proxy deregulation accomplished through NI 54-101 in Canada to the US

Computershare

Computershare Equiserve Update

Penny Maclagan

Investor Presentation
March 2006

Busy!

Computershare


get back to you, I'm in the middle of this migration thing!

P&L business line Integration - completed

Computershare

- Computershare Investor Services (CIS) responsible for all TA – Charlie Rossi and Mike Deleray
- Computershare Plan Managers (CPM)– all things employee – Barbara Hall
- Computershare Document Services (CDS) responsible for print & mail – Bernie O'Connor
- Operations/Contact Centre – Deb Culhane
- Technology – Stuart Irving
- HR / Marketing / Legal & Finance - combined

Understand OUR Business

Computershare

- Focus on client profitability by
  - Allocation of all costs
  - Build a robust transfer pricing model for all transactions
  - Realistic allocation of IT costs
  - Total transparency for P&L owners
- Copied Australia and added some
  - BSG – business solutions group, focusing on efficiency
  - BPG – business planning group, transfer pricing and work force planning
  - BIG – business improvement group, focusing on revenue increase

DST provided services moved In-house

Computershare

- Call Centre work for AT&T, Comcast, Citi Group moved into Canton
- Small client Fairway processing moved into Canton
- Reconciliation moved to Montreal
- Mail room & scanning moved from BFDS to Canton
- eMail, HR and finance services & systems

Ongoing Initiatives

Computershare

- Combine Chicago offices
- Office rationalisation plan in place, to be completed end of 2006
- Rationalisation of Ops functions, net 90 reduction in staff
- Completing Proxy season on Scrip, cash savings as a result
- Restack of Canton, include 200 Fund Services call seats and closing two call centres in Hauppauge & Toronto
- Data Center consolidation: 6 down to 2

Migration Status

Computershare

- 535 clients converted covering 2,294 issues (securities)
- 10.6 millions accounts, 5.1 million live accounts
- >26% of transactions now processed on CPU systems
- >31% of calls answered on CPU systems

Client Migrations

Computershare



250
200
150
100
50
0
#
%
100
90
80
70
60
50
40
30
20
10
0
25
50%
75%
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Clients
%

IT Staff Numbers

Computershare

	Jun 05	Jan 06	Dec 06	Feb 07
CPU IT staff including Equiserve	442	385	335	259
DST IT Staff	228	77	25	0

Welcome to Computershare Canton

Computershare


Computershare

Computershare

Computershare Georgeson / Pepper

Dr. Oliver Niedermaier
CEO, Georgeson

Investor Presentation
March 2006

Georgeson - Global Presence for increasing cross-border activities/shareholder activism

Computershare



Recent Examples:

- KT&G/Carl Icahn
- Arcelor/Mittal
- Old Mutual/Skandia
- Allied Domeq/Pernod
- Barrick Gold/Placer Dome

Georgeson/Pepper – Go to Market

Computershare



[redacted]
Georgeson Proxy
Georgeson Analytics
Pepper
Georgeson

"New Pepper" – Focusing on CRM, shareholder and employee-focused former Pepper solutions now integrated in CIS and CPM

Computershare



Pepper
ERM
SRM
CRM
CPU Plans
CIS
Pepper
CPU Pepper
CDS Pepper
CPU Marketing
Focus on commercial/ external solutions
CPU Marketing can choose Pepper as provider

"New Pepper"

Computershare

News	• Focus on CRM • Focus on Munich, Singapore, Chicago • New Head of Operations: Steffen Herfurth (Joerg Springer for Sales & Bus Dev)
Market Overview	• Big opportunities for marketing outsourcing (a la HP, Symantec) • With 3 hubs in Asia, Europe and US set to serve all global accounts • Most growth potential in the areas of "One to One Marketing", technology based Direct Marketing and multi-channel/multi-step campaigns for multinational clients
Strategy	• Ringfence and grow as a focused business • Leverage with CDS where it makes sense (e.g. specific segments in Germany) • Grow revenue and increase margins

Georgeson/Pepper - Reporting Structure/Key people

Computershare

Shared Services	Georgeson Proxy	Georgeson Analytics	Pepper
• Sales: Tom Kies • Finance: Thomas Selling • Pepper operations: Steffen Herfurth • Analytics operation: [illegible]	• Bill Crane Maria Leftakis Glenn Keeling Alyse Recchi	• John Vigiotti • Nick Dawson • Adrian Dolin	•Joerg Springer •Steffen Herfurth

Georgeson Proxy

Computershare

News

- Management team going forward established
- European proxy business (UK and continental Europe)
- Lack of M&A activity Australia

Market Overview

- Total Market Size A$200m (2006) –> A$600m (2008)
- Georgeson globally dominant in the Proxy space
- Semi-annuity and transactional business (proxy fights, M&A)
- Annuity

Strategy

- Leverage cross sell revenue to other Georgeson products, use CPU infrastructure
- Increase cross sell to exchange agent work in M&A
- Expand into bond solicitation
- Position as expert for cross-border transactions

Georgeson Analytics

Computershare

News	• Adrian Dolin named COO of Analytics globally • Operational improvements and cost control in global database and development • Successful rollout of IRTrack product
Market Overview	• Total Market Size: A$500m (2008) • Control of content is valuable but need volume to justify data collection costs • Data enabling of advisory services and therefore increasing margins and client lock in
Strategy	• Creation of "IR Dashboard" (IRtrack) for delivery of our services – Ownership Analysis/Targeting/CRM/Corp Governance/Proxy Solicitation • Efficiency program ongoing • Move to more Advisory services based on data analysis (e.g. Perception Studies) • Focus on IR services • Partnerships with Exchanges provide further reach in issuer community

IR Value Chain – an example

Computershare


Data
Distribution
Campaigns
Advisory

Example:

"Arcelor Defense"

Identifying beneficial holders; Vote predictions	Multi channel communication	Targeted institutional and retail campaign	C-Suite advisory

Challenges in the Past Year

Computershare

- Volatility of transactional part of proxy revenues
- Margin pressure in Analytics due to limited scale in the market space compared to tier1 competitors
- Cultural differences with other CPU businesses (especially in the proxy space)
- Day-to-day challenges of coordinating a partly transactional (i.e. fast) global business
- Margin improvements in pepper and proxy (especially in Europe)

Highlights of the Past 12 Months

Computershare

- Increased cross-selling, especially between Proxy and Analytics
- Better integration of sales, account management and execution
- Analytics: Rollout of new IR-Track product at last and increased competitive position in all regions
- Proxy: Establishing a real pan-European proxy business no competitor can match
- Pepper: new significant client wins in CRM-space

Priorities for the Coming 12 Months

Computershare

- Further integration of IR-offerings
- Increase profitability in all units
- Raise profile of Georgeson as part of wider Computershare group
- Increase cross and up sell

Computershare

Computershare CDS

David Hynes
CDS

Investor Presentation
March 2006

CDS Snapshot

Computershare

- 12 Facilities in 5 countries
- ~est. $AUD180M revenue 05/06
- 750 Staff
- 9000 clients
- 60,000,000 consumers
- 70,000,000 investors



AUSTRALIA
- Melbourne
- Sydney
- Perth

UK
- Bristol

USA
- Chicago
- New Jersey x 2
- New York

CANADA
- Toronto
- Calgary

GERMANY
- Munich x 2

Highlights – last 12 months

Computershare

- Strong growth in USA off the back of recent CPU acquisitions – becoming a powerhouse
- Hired Bernie O'Connor to run US business – ex DST – Output
- Opened "state of the art" facility in Melbourne – combined with Yarra Falls facility creates compelling outsource service capability
- Recent Australian wins have included other CPU services – call centre, scanning etc
- Acquired another business in Germany to gain critical mass, secure strong customer base and market position
- Strong eDelivery uptake in US and Australian Markets – Banks, Retail and Insurance sectors

Challenges – last 12 months

Computershare

- UK business disconnected – loss of both external/internal business, poor processes/systems creating quality problems and inefficiency
- Existing monopoly player making it hard to secure work in the recently opened up Canadian proxy market
- Pricing pressure in the 95 % outsourced Australian market
- Slow uptake of colour in the UK

Overview of German Document Services market...

Computershare

- Estimate only 15%-20% currently outsourced
- Still large in-house print shops in financial services industry
- A few big players in the market: Arvato (Bertelsmann), Post, Telekom
- No smaller "pure players" in the market
- Outsourcing mainly in:
  - Mid-size banks and insurance companies
  - Mutual fund industry
  - During "peak" periods like year end (tax statements)
- Potential also in specialized areas like billing statements for Utilities (due to market structure; ~200-250 utility companies)

Germany – The way in and the way ahead of us…

Where are we at and where do we need to go?



Depth of business
Outsourced "Solution"
"Just get it out"
Document services outsourcing solution (i.e., CRM, Banking, AGM)
Value added services (e.g., eDelivery)
rint & mail
Direct Mail
Secure, Transactional Document Services
Type of business
Current focus CDS GER
Strategic direction

Overview of US Market

Computershare

- Favorable outsourcing trends continue in US Market (Estimate 40%-45% outsourced). Target Markets (Banking/Insurance/Energy) more favorable w/ < 40% outsourced
- Large target market as in-house print shops become increasingly comfortable with outsourcing
- 100's of larger/regional players and mom and pops continue to dot the landscape
- Major Players: DSTO, Donnelly/Moore, ADP – ICS, Personix(FISERV), Bowne, Standard Register, Relizon
- CPU/CDS legitimate Tier 2 Player. Ranked #18 in Financial Technology 100 – US Market
- Essential Mail Market est. $10 billion / fragmented - Growth expected from development of new Commercial Markets (Banking >$1B; Insurance >$2B)
- US Market success continues to be driven by those players who integrate with major Data Processing/Record Keeping Engines
- Significant Upside for the Market Innovators (E-Proxy, E-Statement delivery/paper alternatives)

Computershare

Computershare Investor Briefing

31 March 2006

Computershare

Corporate

Computershare Limited
ABN 71 005 485 825
Yarra Falls, 452 Johnston Street Abbotsford
Victoria 3067 Australia
PO Box 103 Abbotsford
Victoria 3067 Australia
Telephone 61 3 9415 5000
Facsimile 61 3 9473 2500
www.computershare.com

Australia
Canada
Channel Islands
Germany
Hong Kong
India
Ireland
New Zealand
Philippines
Russia
Singapore
South Africa
United Kingdom
USA

MARKET ANNOUNCEMENT

Thursday, 27 April 2006

BOARD AND EXECUTIVE MANAGEMENT CHANGES

Computershare Limited (**ASX:CPU**) announces the resignation of Tom Butler from its Board of Directors with effect from 7 May 2006.

In addition, Dr Oliver Niedermaier, CEO Georgeson, has resigned from Computershare with effect from 15 May 2006. Dr Niedermaier has decided to seek other opportunities following a restructure of the Stakeholder Relationship Management business within the Group.

For further details please contact:
Darren Murphy
Head of Treasury & Investor Relations
Tel + 61 3 9415 5102

About Computershare Limited (CPU)

Computershare (ASX:CPU) is a global leader in share registration, employee equity plans, proxy solicitation and other specialised financial and communication services. Many of the world's largest companies employ our innovative solutions to maximise the value of their relationships with investors, employees, customers and members.

Computershare has approximately 10,000 employees across the world and serves 14,000 corporations and 90 million shareholders and employee accounts in 21 countries across five continents.
For more information, visit www.computershare.com

Computershare

Corporate
Computershare Limited
ABN 71 005 485 825
Yarra Falls, 452 Johnston Street Abbotsford
Victoria 3067 Australia
PO Box 103 Abbotsford
Victoria 3067 Australia
Telephone 61 3 9415 5000
Facsimile 61 3 9473 2500
www.computershare.com

MARKET ANNOUNCEMENT

Friday, 26 May 2006

COMPUTERSHARE ENTERS EXCLUSIVE GLOBAL STRATEGIC ALLIANCE WITH THOMSON FINANCIAL

Computershare Limited (ASX: CPU) announced today that it has entered into a global strategic alliance with Thomson Financial, an operating unit of the Thomson Corporation (NYSE: TOC, TSX: TOC) and leading provider of information and technology solutions to the global financial community. Under this agreement, the organizations will jointly execute a strategic marketing and co-operation agreement designed to align and leverage each organization's complementary product offerings in their respective core markets. To facilitate the alliance, Computershare has, subject to conditions, agreed to sell to Thomson Financial certain assets of its Analytics business. Thomson will provide Computershare and its clients with Analytics products and services from the start date of the alliance, which is expected to be July 1, 2006.

Computershare believes significant partnership opportunities exist for the two companies in local and international corporate markets, specifically in the areas of investor relations, capital market intelligence and shareholder identification. Globally, each company has a significant and diverse corporate client base. Under the global alliance, Thomson Financial will market Georgeson's proxy solicitation services to its clients and Computershare will market Thomson Financial's broad suite of strategic investor relations services to its clients around the world.

As part of the strategic alliance , the companies will investigate the co-development of products and services to leverage their newly-aligned and complementary capabilities in relevant markets.

"Computershare continues to evolve as a global leader in specialized financial services. This alliance with Thomson Financial will give us an opportunity to leverage the strengths of two pre-eminent organizations," said Chris Morris, President and Chief Executive Officer of Computershare. "By aligning our capabilities we will each have the ability to provide a broader suite of products to our clients while increasing our overall business effectiveness."

"Thomson Financial's alliance with Computershare demonstrates our commitment to providing the market with leading-edge, innovative solutions coupled with superior service," said Sharon Rowlands, President and Chief Executive Officer of Thomson Financial "By leveraging Computershare's complimentary offerings we enhance our ability to deliver unparalleled services to our clients around the world."

About Computershare Limited (CPU)
Computershare (ASX:CPU) is a global leader in share registration, employee equity plans, proxy solicitation and other specialized financial and communication services. Many of the world's largest companies employ our innovative solutions to maximize the value of their relationships with investors, employees, customers and members.

Computershare has approximately 10,000 employees across the world and serves 14,000 corporations and 90 million shareholders and employee accounts in 21 countries across five continents.
For more information, visit www.computershare.com

For further information contact:

Stuart Crosby
Chief Operating Officer
Computershare, Melbourne
+61 407 377 274
stuart.crosby@computershare.com.au

Corporate

Computershare Limited
ABN 71 005 485 825
Yarra Falls, 452 Johnston Street Abbotsford
Victoria 3067 Australia
PO Box 103 Abbotsford
Victoria 3067 Australia
Telephone 61 3 9415 5000
Facsimile 61 3 9473 2500
www.computershare.com

Australia
Canada
Channel Islands
Germany
Hong Kong
India
Ireland
New Zealand
Philippines
Russia
Singapore
South Africa
United Kingdom
USA

1 June 2006

Company Announcements Office
Australian Stock Exchange Limited
530 Collins Street
Melbourne Vic 3000

Dear Sir

Change of Company Secretary

In accordance with ASX Listing Rule 3.16.1, we advise that, with effect from today, Mr Dominic Horsley will replace Mr Mark Davis as Chief Legal Counsel – Australasia and Joint Company Secretary.

Mr Davis has resigned this position following his appointment to a broader commercial role within the Computershare Group.

Yours faithfully

Paul X. Tobin
Chief Legal Officer & Company Secretary

Computershare

RECEIVED

Corporate
Computershare Limited
ABN 71 005 485 825
Yarra Falls, 452 Johnston Street Abbotsford
Victoria 3067 Australia
PO Box 103 Abbotsford
Victoria 3067 Australia
Telephone 61 3 9415 5000
Facsimile 61 3 9473 2500
www.computershare.com

MARKET ANNOUNCEMENT

Wednesday, 16 August 2006

BOARD AND EXECUTIVE MANAGEMENT CHANGES

Computershare Limited (ASX:CPU) today announces the following Board and Executive Management changes, effective 16th November 2006:

Following this year's Annual General Meeting, to be held on 15th November 2006, Mr. Alexander (Sandy) Murdoch will resign as Chairman of the Board, but will remain an Independent Director of Computershare Limited.

On the effective date Mr. Chris Morris will relinquish his duties as Chief Executive Officer and President of Computershare Limited and become the Executive Chairman of the Board of Directors of Computershare Limited.

At that time, Mr. Stuart Crosby will become Chief Executive Officer and President of Computershare Limited. As mandated by the Company's Constitution, Mr. Crosby will be appointed a Director of Computershare Limited.

About Computershare Limited (CPU)
Computershare (ASX:CPU) is a global leader in share registration, employee equity plans, proxy solicitation and other specialized financial and communication services. Many of the world's largest companies employ our innovative solutions to maximize the value of their relationships with investors, employees, customers and members.

Computershare has approximately 10,000 employees across the world and serves 14,000 corporations and 90 million shareholders and employee accounts in 17 countries across five continents.
For more information, visit www.computershare.com

For further information contact:

Mr. Chris Morris
Chief Executive Officer & President
Computershare Limited
+61 3 9415 5002

ASX PRELIMINARY FINAL REPORT

Computershare Limited

ABN 71 005 485 825

30 June 2006

Lodged with the ASX under Listing Rule 4.3A

Contents

Results for Announcement to the Market *Appendix 4E Item 2*	2
Preliminary consolidated income statement *Appendix 4E Item 3*	4
Preliminary consolidated balance sheet *Appendix 4E Item 4*	5
Preliminary consolidated statement of changes in equity	6
Preliminary consolidated cash flow statement *Appendix 4E Item 5*	7
Other Appendix 4E Information *Appendix 4E Item 6 to 17*	8 - 35

All amounts are in Australian dollars unless otherwise stated.

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES
YEAR ENDED 30 JUNE 2006
(Previous corresponding period year ended 30 June 2005)
RESULTS FOR ANNOUNCEMENT TO THE MARKET

				$000s
Revenue from continuing operations *(Appendix 4E item 2.1)*	up	50.6%	to	$1,614,484
Profit/(loss) after tax attributable to members *(Appendix 4E item 2.2)*	up	45.6%	to	$182,558
Net profit/(loss) for the period attributable to members *(Appendix 4E item 2.3)*	up	45.6%	to	$182,558

Dividends *(Appendix 4E item 2.4)*	Amount per security	Franked amount per security
Final dividend	7.0 cents	0.0 cents
Interim dividend	6.0 cents	0.0 cents

Record date for determining entitlements to the final dividend *(Appendix 4E item 2.5)* — 8 September 2006

Explanation of Revenue *(Appendix 4E item 2.6)*
Total revenue from continuing operations for the year ended 30 June 2006 is $1,614 million representing an increase of 50.6% over the last corresponding period.

Revenues were driven by the inclusion of a full year result of the Equiserve business and organic fund services growth.

Explanation of Profit/(loss) from ordinary activities after tax *(Appendix 4E item 2.6)*
The current year EBITDA result is $321.3 million including significant items of $2.1 million as set out in Note 3. Net profit after tax is $182.6 million, an increase of 45.6% from the prior year.

Gross margins have remained consistent year on year. Due to business growth, operating expenses have increased compared to the prior year but remain proportionally lower than the incremental increase in revenue.

Depreciation and amortisation expenses have increased due to the full year's charge for prior year acquisitions.

The Group's effective tax rate has increased from 10.7% (19.4% after adjusting for the tax effect of prior year significant items) for the year ended 30 June 2005 to 22.7% in the current financial year largely reflecting the increase in revenues earned in higher tax rate jurisdictions.

Explanation of Net Profit/(loss) *(Appendix 4E item 2.6)*
Please refer above.

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES
YEAR ENDED 30 JUNE 2006
(Previous corresponding period year ended 30 June 2005)
RESULTS FOR ANNOUNCEMENT TO THE MARKET

Explanation of Dividends *(Appendix 4E item2.6)*

The following dividends have been paid, declared or recommended since the end of the preceding financial year:

Ordinary shares

A final dividend in respect of the year ended 30 June 2005 was declared on 16 August 2005 and paid on 23 September 2005. This was an ordinary dividend of 6.0 cents per share amounting to $35,702,329 unfranked.

An interim ordinary dividend in respect of the half year ended 31 December 2005 was declared on 15 February 2006 and paid on 24 March 2006. This was an ordinary dividend of 6.0 cents per share amounting to $35,833,234 unfranked.

The directors have determined that a final dividend of 7.0 cents per share unfranked in respect of the year ended 30 June 2006 is to be paid on 22 September 2006. As the dividend was not declared until 15 August 2006 a provision has not been recognised as at 30 June 2006.

Other information

Strategic alliance with Thomson Financial (Thomson)

On 26 May 2006 Computershare announced a global strategic alliance with Thomson. To facilitate the alliance, certain assets of the Analytics business have been sold to Thomson effective 1 July 2006. The Analytics business is included within the Shareholder Relationship Management Services segment.

Under this agreement, Computershare and Thomson will jointly execute a strategic marketing and co-operation agreement designed to align and leverage each organisation's complementary product offerings in their respective core markets.

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES
PRELIMINARY CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED 30 JUNE 2006

	Note	2006 $000	2005 $000
Revenue from continuing operations			
Sales revenue		1,604,163	1,063,478
Other revenue		10,321	8,352
Total revenue from continuing operations		**1,614,484**	**1,071,830**
Other income		22,627	18,646
Expenses			
Direct services		1,190,411	806,017
Technology services		125,381	90,713
Corporate services		46,080	32,446
Finance costs		37,007	17,489
Total expenses		**1,398,879**	**946,665**
Share of net profit/(loss) of associates accounted for using the equity method	15	4,239	1,802
Profit before related income tax expense		**242,471**	**145,613**
Income tax expense	4	54,854	15,531
Net profit		**187,617**	**130,082**
Net profit attributable to minority interests		5,059	4,691
Profit attributable to members of the parent entity		**182,558**	**125,391**
Basic earnings per share (cents per share)	9	30.63	22.19
Diluted earnings per share (cents per share)	9	30.60	22.36

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES
PRELIMINARY CONSOLIDATED BALANCE SHEET AS AT 30 JUNE 2006

	Note	2006 $000	2005 $000
CURRENT ASSETS			
Cash assets and cash equivalents		98,434	157,145
Receivables		278,316	270,344
Available-for-sale financial assets at fair value		973	-
Other financial assets		28,519	37,303
Inventories		9,613	4,846
Current tax assets		1,998	1,321
Derivative financial instruments		533	-
Other current assets		23,452	16,292
Assets of disposal group held for sale		15,808	7,973
Total Current Assets		**457,646**	495,224
NON-CURRENT ASSETS			
Receivables		7,542	7,861
Investments accounted for using the equity method		12,034	6,402
Listed and unlisted investments at cost		-	2,206
Available-for-sale financial assets at fair value		3,060	-
Property, plant & equipment		100,488	99,569
Deferred tax assets		81,230	75,845
Derivative financial instruments		1,842	-
Intangibles		1,502,582	1,354,154
Other		685	-
Total Non-Current Assets		**1,709,463**	1,546,037
Total Assets		**2,167,109**	2,041,261
CURRENT LIABILITIES			
Payables		282,991	273,870
Interest bearing liabilities		3,538	101,433
Current tax liabilities		13,848	16,975
Provisions		27,395	58,548
Derivative financial instruments		1,602	-
Deferred consideration		29,766	32,881
Other		-	1,296
Total Current Liabilities		**359,140**	485,003
NON-CURRENT LIABILITIES			
Payables		7,860	20,224
Interest bearing liabilities		640,755	582,057
Deferred tax liabilities		22,511	4,251
Provisions		87,540	72,589
Derivative financial instruments		38,940	-
Deferred consideration		53,809	81,983
Other		10,275	3,556
Total Non-Current Liabilities		**861,690**	764,660
Total Liabilities		**1,220,830**	1,249,663
Net Assets		**946,279**	791,598
EQUITY			
Contributed equity - ordinary shares		586,216	580,762
Reserves		2,204	(33,400)
Retained profits	5	348,993	238,071
Total parent entity interest		937,413	785,433
Minority interest		8,866	6,165
Total Equity		**946,279**	791,598

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES
PRELIMINARY CONSOLIDATED BALANCE SHEET AS AT 30 JUNE 2006

	Note	2006 $000	2005 $000
Total equity at the beginning of the year		**791,598**	603,836
Adjustment on adoption of AASB 132 and AASB 139, net of tax:			
Retained profits		(100)	-
Reserves		6,010	-
Restated total equity at the beginning of the financial year		**797,508**	603,836
Available-for-sale financial assets, net of tax		699	-
Cash flow hedges, net of tax		(16,031)	-
Exchange differences on translation of foreign operations		26,073	(19,477)
Asset revaluation reserve		-	(542)
Net income recognised directly in equity		**10,741**	(20,019)
Profit for the year		182,558	125,391
Total recognised income and expense for the year		**193,299**	105,372
Transactions with equity holders in their capacity as equity holders:			
Contributions of equity, net of transaction costs		24,326	241,775
Dividends provided for or paid	5	(71,536)	(56,387)
Conversion of preference shares		-	(114,432)
On market purchase of shares related to employee share plans		(10,224)	-
Equity related deferred consideration from share capital		(8,648)	-
Employee share based remuneration reserve		12,803	10,408
Options issued as consideration for business combinations		2,060	-
Equity related contingent consideration		3,990	2,816
Transfer from asset revaluation reserve to retained earnings		-	542
Minority interest		2,701	(2,332)
		(44,528)	82,390
Total equity at the end of the year		**946,279**	791,598
Total recognised income and expense for the year is attributable to:			
Members of Computershare Limited		188,240	100,681
Minority interest		5,059	4,691
		193,299	105,372

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES
PRELIMINARY CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 30 JUNE 2006

	Note	2006 $000	2005 $000
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers (inclusive of GST)		1,601,789	1,039,729
Payments to suppliers and employees (inclusive of GST)		(1,290,078)	(865,214)
Dividends received		47	1
Interest paid and borrowing costs		(37,865)	(19,369)
Interest received		7,699	7,803
Income taxes paid		(35,776)	(16,160)
Net cash inflow from operating activities	17	245,816	146,790
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for purchase of controlled businesses, net of cash acquired		(186,459)	(361,210)
Payments for investment in associated entities and joint ventures		(824)	-
Proceeds from sale of investments		4,097	95
Payments for investments		(594)	(4,167)
Payments for property, plant and equipment		(33,423)	(31,648)
Proceeds from sale of assets		4,495	26,835
Proceeds from sale of controlled entities, net of cash disposed		13,294	5,647
Other		(1,306)	-
Net cash outflow from investing activities		**(200,720)**	(364,448)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issues of ordinary shares		24,326	2,517
Payments for purchase of ordinary shares		(8,401)	-
Buy-back of ordinary shares		-	(30,639)
Buy-back of preference shares		-	(29,447)
Proceeds from borrowings		167,103	817,639
Repayment of borrowings		(216,624)	(410,262)
Dividends paid - ordinary shares		(71,536)	(55,105)
Dividends paid – reset preference shares		-	(1,816)
Dividend paid - outside equity interest in controlled entities		(3,575)	(3,936)
Proceeds from finance leases		2,963	1,487
Repayment of finance leases		(5,253)	(1,661)
Net cash (outflow) / inflow from financing activities		**(110,997)**	288,777
Net increase in cash and cash equivalents held		(65,901)	71,119
Cash and cash equivalents at the beginning of the financial year		157,145	90,495
Exchange rate variations on foreign cash balances		7,190	(4,469)
Cash and cash equivalents at the end of the financial year		**98,434**	157,145

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES
SUPPLEMENTARY APPENDIX 4E INFORMATION

1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies in this report are those that will be included in the detailed financial report and have been included in the 4E disclosure to provide additional information with regard to the accounting policies adopted by the Group under Australian equivalents to International Financial Reporting Standards. These policies refer to the detailed financial report.

This general purpose financial report for the reporting period ended 30 June 2006 has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001*.

This report is to be read in conjunction with any public announcements made by Computershare Limited during the reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001* and Australian Stock Exchange Listing Rules.

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current period.

Basis of preparation of full year financial report

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated. The financial report includes separate financial statements for Computershare Limited as an individual entity and the consolidated entity consisting of Computershare Limited and its subsidiaries.

Compliance with IFRS
Australian accounting standards include International Financial Reporting Standards (IFRS). Compliance with AIFRS ensures that the consolidated financial statements and notes of Computershare Limited comply with IFRS. The parent entity financial statements and notes also comply with IFRS.

AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards' has been applied in preparing these financial statements. Where the ongoing application of the AASB 1 requirements results in an accounting treatment different to the stated accounting policy, these are outlined in the accounting policy "Ongoing impact of AASB 1 application to accounting policy".

Until 30 June 2005 financial statements of Computershare Limited have been prepared in accordance with previous Australian Generally Accepted Accounting Policies (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing the Computershare Limited financial report for the year ended 30 June 2006, management has amended certain accounting, valuation and consolidation methods applied in the previous AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures were restated to reflect these adjustments. The Group has taken the exemption available under AASB 1 to only apply AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement from 1 July 2005.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRS on the Group's equity and its net income are given in Note 22.

Historical cost convention
The financial statements have been prepared under the historical cost convention as modified by the revaluation of available-for-sale financial assets and financial assets and liabilities (including derivative instruments) at fair value through profit or loss.

Early adoption of standard
The Group has elected to apply the amendment to AASB 121: The Effects of Changes in Foreign Exchange Rates (issued January 2006) to the reporting period beginning 1 July 2005. This amendment allows monetary items to be denominated in any currency and still be included as part of a net investment in a foreign operation. In the consolidated accounts, exchange differences related to these monetary items are reclassified to the foreign currency translation reserve. This accounting treatment is consistent with previous AGAAP requirements and therefore does not result in an adjustment.

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES
SUPPLEMENTARY APPENDIX 4E INFORMATION

Principles of consolidation

The consolidated financial statements include the assets and liabilities of the parent entity, Computershare Limited, and its controlled entities, referred to collectively throughout these financial statements as the "consolidated entity" or "the Group".

All inter-entity balances and transactions have been eliminated. Where an entity either began or ceased to be controlled during the year, the results are consolidated only from the date control commenced or up to the date control ceased.

Financial statements of foreign controlled entities presented in accordance with overseas accounting principles are, for consolidation purposes, adjusted to comply with Group policy and AIFRS.

Controlled entities
The investments in the controlled entities are carried in the company's financial statements at the lower of cost and recoverable amount. Dividends from controlled entities are brought to account in the income statement when they are declared by the controlled entities.

Associated entities
Interests in material associated entities are brought to account using the equity method. Under this method the investment in associates is initially recognised at its cost of acquisition and its carrying value is subsequently adjusted for increases or decreases in the investor's share of post-acquisition results and reserves of the associate. The Group's share of its associates' post acquisition profits or losses is recognised in the income statement. The investment in associated entities is decreased by the amount of dividends received or receivable. Investments in associates are carried at the lower of cost and recoverable amount in the accounts of the parent entity.

Joint ventures
Interests in joint venture partnerships are accounted for in the consolidated financial statements using the equity method and are carried at cost by the parent entity.

Foreign currency translation

Functional and presentation currency
Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency'). The consolidated financial statements are presented in Australian dollars, which is Computershare Limited's functional and presentation currency.

Transactions and balances
Foreign currency transactions are converted to Australian dollars at exchange rates approximating those in effect at the date of each transaction. Amounts payable and receivable in foreign currencies at balance date are converted to Australian dollars at the average of the buy and sell rates available on the close of business at balance date. Revaluation gains and losses are brought to account as they occur.

Exchange differences relating to monetary items are included in the income statement, as exchange gains or losses, in the period when the exchange rates change, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Group companies
All resulting exchange differences from the translation of the results and financial position of all the Group entities that have a functional currency other than Australian dollars are recognised as a separate component of equity. On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Income tax

The financial statements apply the principles of tax-effect accounting. The income tax expense in the income statement represents tax on the pre-tax accounting profit adjusted for income and expenses never to be assessed or allowed for taxation purposes. This is also adjusted for changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

Deferred tax assets and liabilities are recognised for temporary differences calculated at the tax rates expected to apply when the differences reverse. Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probably that the differences will not reverse in the foreseeable future.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Tax consolidation legislation
Computershare Limited and its wholly-owned Australian entities implemented the tax consolidation regime with effect from 1 July 2002. The Australian Taxation Office has been formally notified of this decision.

The relevant entities have also entered into a tax sharing deed, which includes tax funding arrangements. As a consequence, Computershare Limited, as the head entity in the tax consolidation Group, has recognised the current tax liability relating to transactions, events and balances of the wholly owned Australian controlled entities in this Group in the financial statements as if that liability was its own, in addition to recognising the current tax liability arising in relation to its own transactions, events and balances. Amounts receivable or payable under the tax sharing deed are recognised separately as tax related intercompany payables or receivables. The parent entity and the other relevant entities continue to account for their own deferred tax amounts.

Leases

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Assets acquired under finance leases are capitalised and amortised over the life of the relevant lease, or where ownership is likely to be obtained on expiration of the lease, over the life of the asset. Lease payments are allocated between interest expense and reduction in the lease liability.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Operating lease assets are not capitalised and rental payments (net of any incentives received from the lessor) are charged against operating profit on a straight line basis over the period of the lease.

Leasehold improvements

The cost of improvements to or on leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement to the consolidated entity, whichever is the shorter.

Software development costs

Internally developed software and related costs are expensed in the year in which they are incurred as they do not meet the recognition criteria for capitalisation.

Impairment of assets

All non-current assets that have an indefinite useful life are not subject to amortisation and are reviewed at least annually to determine whether their carrying amounts require write-down to recoverable amount. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss will be recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For available for sale assets, a significant or prolonged decline in fair value is considered in determining whether the asset is impaired.

For the purposes of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

Inventories

Inventories are valued at the lower of cost and net realisable value. Cost is assigned on a first-in first-out basis. Prepaid inventory is recorded at cost and is bought on behalf of the company's clients. As the inventory is used, the costs are billed.

Property, plant & equipment

Property, plant and equipment is stated at historical costs less depreciation.

The amounts at which property, plant and equipment are stated in these financial statements are regularly reviewed. Where revaluations are made they are based on reports by independent valuers.

The gain or loss on disposal of re-valued assets is calculated as the difference between the carrying amount of the asset at the time of disposal and the proceeds on disposal and is included in the profit or loss of the consolidated entity in the year of disposal. Any related revaluation increment in the asset revaluation reserve at the time of disposal is transferred to retained earnings.

Depreciation

Items of property, plant and equipment, excluding freehold land and leasehold plant and equipment, are depreciated on a straight line basis at rates calculated to allocate their cost, less estimated residual value, over their estimated useful life. Additions and disposals are depreciated for the period held, in the year of acquisition or disposal. Depreciation expense has been determined based on the following rates of depreciation:

- Buildings (2.5% per annum);
- Plant and Equipment (10% to 50% per annum);
- Fixtures and Fittings (13% to 50% per annum); and
- Motor Vehicles (15% to 40% per annum).

Revenue

Revenue
Revenue is measured at the fair value of the consideration received or receivable. Sales revenue comprises registry and bureau revenue, sale of software licences and associated development, installation and maintenance fees (net of returns, discounts and allowances) and document processing services.

Registry and bureau revenue includes all revenue earned on the provision of regular services to customers, primarily fixed monthly maintenance fees and transaction processing fees. Additionally, sales revenue includes all associated revenue earned from managing various client corporate actions, such as capital raisings, demutualisations and takeovers, which occur periodically. Revenue derived from both sources of sales revenue includes variable margin income earned on administered funds, including Save As You Earn Schemes.

In relation to the recognition of any profits and losses on the corporate actions which span reporting periods, where they can be reliably measured, revenue and expenses arising from the project are recognised in the income statement by reference to the stage of completion of the project as at balance date.

Software licence sales and associated development, installation and maintenance fees are recognised in accordance with written customer agreements when the entity has the right to be compensated for services and it is probable that compensation will flow to the entity in the future.

Document processing revenues include revenue from the provision of paper and electronic document needs for issuers, investors and many corporations. This includes design, document composition and programming, through to various production and distribution methods. Revenue is recognised to match the period in which services are performed.

Plans and Analytics revenue is recognised to match the period in which services are performed.

Other Revenue
Other revenue includes interest income on short-term deposits controlled by the consolidated entity, royalties and dividends received from other persons.

Insurance recoveries
The consolidated entity recognises amounts receivable under its insurance policies, net of any relevant excess amounts, upon indemnity being acknowledged by the insurers.

Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts. Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is recognised in the income statement.

Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

Dividends

Provision is made for the amount of any dividend declared by the directors on or before the end of the financial year but not distributed at balance date.

Earnings per share

Basic earnings per share
Basic earnings per share is determined by dividing net profit after income tax attributable to members of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

Diluted earnings per share
Diluted earnings per share adjusts the figure used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents includes cash on hand, deposits at call with financial institutions and other highly liquid investments with short periods to maturity (three months or less) which are readily convertible to known amounts of cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts. Cash and cash equivalents excludes Broker Client Deposits carried on the balance sheet that are recorded as other current financial assets.

Intangible Assets

Goodwill
On acquisition of a controlled entity, the difference between the purchase consideration plus incidental expenses and the fair value of identifiable net assets acquired is initially brought to account as goodwill or discount on acquisition. Within 12 months of completing the acquisition, identifiable intangible assets will be valued by management and separately recognised on the balance sheet.

Purchased goodwill is not amortised. Instead, goodwill is tested annually for impairment or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on disposal of an entity include the carrying amount of goodwill relating to an entity sold.

Goodwill is allocated to cash generating units for the purpose of impairment testing. Each of these cash generating units represents the Group's internal management reporting structure.

Acquired intangible assets
Acquired intangible assets have a finite useful life and are carried at cost less accumulated amortisation. Amortisation is calculated using the straight line method to allocate the cost over their estimated useful lives.

Business combinations

The purchase method of accounting is used for all business combinations regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of the acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at acquisition date, unless it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at acquisition date. The excess of the cost of acquisition over the fair value of the Group's share of identifiable net assets acquired is recorded as goodwill. Where an entity or operation is acquired and the fair value of the identifiable net assets acquired exceeds the cost of acquisition, the difference is recognised as revenue directly in the income statement.

Employee benefits

Provision has been made in the balance sheet for benefits accruing to employees in relation to annual leave, long service leave, workers compensation and vested sick leave. No provision is made for non-vesting sick leave as the anticipated pattern of future sick leave taken indicates that accumulated non-vesting sick leave will never be paid.

Superannuation is included in the determination of provisions. Vested sick leave and annual leave are measured at the amounts expected to be paid when the liabilities are settled.

The long service leave provision is measured at the present value of estimated future cash flows, discounted by the interest rate applicable to Commonwealth Government securities maturing in the period the liability is expected to fall due. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Retirement benefits
Contributory superannuation and pension plans exist to provide benefits for the consolidated entity's employees and their dependants on retirement, disability or death. The plans are accumulation plans. The employee sponsors contribute to the plans at varying rates of contribution depending on the employee classification. The contributions made to the funds by Group entities are charged against profits.

Defined benefit superannuation and pension plans are operated in Germany and India only. Where material to the group, a liability or asset in respect of the these plans is recognised on the balance sheet, and is measured as the present value of the defined benefit obligation at the reporting date plus unrecognised actuarial gains (less unrecognised actuarial losses) less the fair value of the superannuation fund's assets at that date and any unrecognised past service cost.

Executive share and performance right schemes
Certain employees are entitled to participate in share and performance rights schemes.

The market value of shares issued to employees for no cash consideration issued under the employee and executive share schemes is recognised as a personnel expense over the vesting period with a corresponding increase in share based payments reserve. When the employee becomes entitled to the shares the increase in share based payments reserve is transferred to share capital.

The fair value of performance rights issued under the Computershare Deferred Long Term Incentive Plan are recognised as a personnel expense over the vesting period with a corresponding increase in share based payments reserve.

The fair value of performance rights granted is determined using a pricing model that takes into account factors that include the exercise price, the term of the performance right, the vesting and performance criteria, the share price at grant date and the expected price volatility of the underlying share. The fair value calculation excludes the impact of any non market vesting conditions. Non market vesting conditions are included in assumptions about the number of performance rights that are expected to become exercisable. At each balance date, the entity revises its estimate of the number of performance rights that are expected to become exercisable. The personnel expense recognised each period takes into account the most recent estimate.

Where shares are procured by the Group with cash to satisfy obligations for vested employee entitlements, under these plans, a reduction in the share capital is shown.

No expense is recognised in respect of share options granted before 7 November 2002 and/or vested prior to 1 January 2005. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

Shares issued under employee and executive share plans are held in trust until vesting date. Unvested shares held by the trust are consolidated into the group financial statements.

Termination benefits
Liabilities for termination benefits, not in connection with the acquisition of an entity or operation are recognised when a detailed plan for the terminations has been developed and a valid expectation has been raised in those employees affected that the terminations will be carried out. The liabilities for termination benefits are recognised in other payables unless the amount or timing of the payments is uncertain, in which case they are recognised as provisions.

Liabilities for termination benefits relating to an acquired entity or operation that arise as a consequence of an acquisition are recognised as at the date of acquisition if, at or before the acquisition date, the acquiree had an existing liability for restructuring.

Non current assets (or disposal groups) held for sale

Non current assets and liabilities (or disposal groups) are classified as held for sale and are presented separately from other assets and liabilities in the balance sheet. They are stated at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.

An impairment loss is recognised for any initial or subsequent write down of the asset (or disposal group) to fair value less costs to sell. Non current assets are not depreciated or amortised while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognised.

Share capital

Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the shareholders and is classified as equity. Costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Investments and other financial assets

From 1 July 2004 to 30 June 2005
The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 only from 1 July 2005. The Group has applied previous AGAAP to the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP accounting policies refer to the annual report for the year ended 30 June 2005.

Adjustments on transition date: 1 July 2005
The main adjustment on transition is to use fair value as the measurement basis. The exceptions are loans and receivables which are measured at amortised cost. Fair value is inclusive of transaction costs. Changes in fair value were either taken to the income statement or an equity reserve. At the date of transition changes to carrying amounts were taken to opening retained earnings or reserves.

From 1 July 2005
The Group classifies its investments and other financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables and available for sale assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date.

i. Financial assets at fair value through profit or loss
This category has two sub categories: financial assets held for trading and those designated at fair value through profit or loss on initial recognition. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management.

ii. Loans and receivables
Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non current assets. Loans and receivables are included within receivables in the balance sheet.

iii. Available for sale assets
Available for sale financial assets are non derivatives that are either designated in this category or not classified in any of the other categories. They are included in non current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Initial recognition and subsequent measurement
All financial assets are initially recognised at fair value plus transaction costs other than loans and receivables which are carried at amortised cost using the effective interest method. Subsequently, available for sale financial assets and financial assets at fair value through profit or loss are carried at fair value. Realised and unrealised gains and losses arising from changes in fair value of financial assets at fair value through profit or loss category are included in the income statement in the period in which they arise. Unrealised gains and losses for changes in fair value of available for sale assets are recognised in equity in the available for sale asset reserve. When these assets are sold or impaired, the accumulated fair value adjustments are included in the income statement.

The fair values of quoted investments (classified as available for sale assets) are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes the fair value by using accepted valuation techniques.

The Group assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired.

Derivative Instruments

The Group uses derivative financial instruments to manage specifically identified interest rate and foreign currency risks.

From 1 July 2004 to 30 June 2005
The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 only from 1 July 2005. The Group has applied previous AGAAP to the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP accounting policies refer to the annual report for the year ended 30 June 2005.

Adjustments on transition date: 1 July 2005

The main adjustment on transition is that derivatives are measured on a fair value basis. Changes in fair value are either taken to the income statement or an equity reserve. At the date of transition changes to carrying amounts of derivatives were taken to retained earnings or reserves, depending on whether the criteria for hedge accounting are satisfied at the transition date.

From 1 July 2005

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently re-measured to their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain financial instruments, including derivatives, as either; (1) hedges of net investments of a foreign operation; (2) hedges of firm commitments (cash flow hedges); or (3) fair value hedges.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

i. Hedge of net investment

Changes in the fair value of foreign currency debt balances that are designated and qualify as hedging instruments are recorded in equity in the foreign currency translation reserve. The change in value of the net investment is recorded in the foreign currency translation reserve in accordance with AASB 121 requirements. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

ii. Cash flow hedge

The Group uses interest rate derivatives to manage interest rate exposure. These derivatives are entered into as part of a hedging relationship.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the cash flow hedge reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the future cash flows that are hedged take place).

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement.

iii. Fair value hedge

The Group uses interest rate derivatives to manage the fixed interest exposure that arises as a result of bonds issued as part of the US Private Placement. Changes in the fair value of these derivatives are recorded in the income statement, together with any changes in the fair value of the hedged liabilities that are attributable to the hedged risk.

iv. Derivatives that do not qualify for hedge accounting

Certain forward exchange contracts and foreign currency options do not qualify for hedge accounting as the hedged item under previous AGAAP rules is no longer recognised. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement.

Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

The fair market value of financial instruments traded in active markets (such as available for sale securities) is on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price.

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. Valuation techniques, such as estimated discounted cash flows, are used to determine the fair value of the remaining financial instruments.

Ongoing impact of AASB 1 application to accounting policy

For acquisitions made prior to 1 July 2004, Computershare elected to apply the grandfathering provisions available within AASB 1 upon first time adoption of AIFRS.

Accordingly, the following circumstances arise for all grandfathered acquisitions:

- In relation to restructuring provisions recognised as part of the acquisition accounting under previous AGAAP rules, any under/over provision is taken to the income statement. Under previous AGAAP rules, this would have been made as an adjustment to goodwill on acquisition.
- Tax losses which were not booked as part of the acquisition accounting because their recognition was not virtually certain will be recognised through profit or loss when their use becomes probable under the ongoing AIFRS requirements of AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards*. If the tax losses were accounted for under the ongoing requirements of AASB 3 *Business Combinations* and previous AGAAP rules, this would be made as an adjustment to goodwill on acquisition.

New accounting standards and UIG interpretations

Certain new accounting standards and UIG interpretations have been published that are not mandatory for 30 June 2006 reporting periods. The Group has assessed the requirements of these standards and interpretations.

As noted in the basis of preparation of the full year financial report the Group has elected to apply the amendment to AASB 121: The Effects of Changes in Foreign Exchange Rates (issued January 2006) to the reporting period beginning 1 July 2005. This amendments allows monetary items to be denominated in any currency and still be included as part of a net investment in a foreign operation. In the consolidated accounts, exchange differences related to these monetary items are reclassified to the foreign currency translation reserve. This accounting treatment is consistent with previous AGAAP requirements and therefore does not result in an adjustment.

The changes introduced by AASB 2005-9 apply to reporting periods beginning on or after 1 January 2006. The Group has not elected to adopt the amendments early. Computershare Limited is a party to a number of financial guarantee contracts whereby the company has provided financial guarantees on behalf of entities within the Group to financial institutions. The application of these amendments will result in the these financial guarantee contracts being recognised on balance sheet at fair value and subsequently being measured at the higher of the amount recognised as a provision and the amount initially recognised less cumulative amortisation in accordance with revenue recognition policies. The fair value of these guarantees is not yet known.

Other than the above, all other interpretations and amendments will have no impact on the Group's financial statements. Additional disclosure requirements which impact the financial statements are noted below.

AASB 7 Financial Instruments: Disclosures and AASB 2005-10 Amendments to Australian Accounting Standards
AASB 7 and AASB 2005-10 are applicable to annual reporting periods beginning on or after 1 January 2007. The Group has not adopted the standards early. Application of the standards will not affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the Group's financial instruments.

2 MATERIAL FACTORS AFFECTING THE ECONOMIC ENTITY FOR THE CURRENT PERIOD

Refer to the attached Market Announcement for discussion of the nature and amount of material items affecting revenue, expenses, assets, liabilities, equity or cash flows, where their disclosure is relevant in explaining the financial performance or position of the entity for the period.

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES
SUPPLEMENTARY APPENDIX 4E INFORMATION

3 INDIVIDUALLY SIGNIFICANT ITEMS

Included in the consolidated income statement are the following items that are significant because of their nature, size or incidence:

For the year ended 30 June 2006:

		Total $000
Premises		
UK property sale adjustment (net of tax)		(1,268)
Sale of Markets Technology		
Profit on sale of Markets Technology (net of tax)		9,867
UK redundancies (net of tax)		(5,208)
Marked to market adjustments - derivatives		(1,344)
Tax losses recognised		1,507
Restructuring provisions related to business combinations (net of tax)		
US		
- Chicago operations redundancies	(1,077)	
- Toronto call centre closure	(1,168)	
- New York sub-lease loss	(1,381)	
- Equiserve restructuring provision adjustment	3,834	
Germany	(1.637)	(1,429)
		2,125

For the year ended 30 June 2005:

		Total $000
Sale of investment		
Net sale proceeds for E*Trade shares	13,402	
Written down value	(6,690)	6,712
Premises		
Net sale proceeds	5,102	
Written down value	(2,496)	
Land write down	(449)	
Tax effect	134	2,291
Business Combinations		
Grandfathered acquisition tax losses	8,717	
Other	(588)	8,129
Restructuring provisions related to business combinations (net of tax)		(13,523)
		3,609

4 RECONCILIATION OF INCOME TAX EXPENSE

a) Income tax expense	2006 $000	2005 $000
Current tax expense	33,196	18,203
Deferred tax expense	23,307	(4,227)
Under (over) provided in prior years	(1,649)	1,555
Total Income expense	54,854	15,531
Deferred income tax (revenue) expense included in income tax expense comprises:		
Decrease (increase) in deferred tax assets	5,311	(14,781)
(Decrease) increase in deferred tax liabilities	17,996	10,554
	23,307	(4,227)

b) Numerical reconciliation of income tax expense to prima facie tax payable	2006 $000	2005 $000
Profit before income tax expense	242,471	145,613
The tax expense for the financial year differs from the amount calculated on the profit. The differences are reconciled as follows:		
Prima facie income tax expense thereon at 30%	72,741	43,684
Tax effect of permanent differences:		
Research and development allowance	(1,305)	(1,850)
Non-deductible provisions	-	(1)
Tax losses utilised not brought to account	(1,865)	(9,435)
Share based payments	1,645	2,845
Finance costs	(6,628)	(6,628)
Rebatable/non-assessable dividend	-	(3,206)
Other deductible items	(9,211)	(3,642)
Non assessable accounting profit on the sale of E*Trade	-	(2,013)
Non assessable accounting profit on the sale disposal of assets	(1,527)	(2,068)
Other	(1,721)	(2,552)
Differential in overseas tax rates	4,423	(1,111)
Prior year tax (over)/under provided	(1,649)	1,555
Restatement of deferred tax balances due to income tax rate changes	(49)	(47)
Income tax expense	54,854	15,531

c) Amounts recognised directly in Equity and Goodwill	2006 $000	2005 $000
Deferred tax – debited (credited) directly to equity	7,503	228
	7,503	228

d) Unrecognised tax losses

As at 30 June 2006 companies within the consolidated entity had estimated unconfirmed tax losses (including capital losses) of $95,527,221 (2005: $111,954,675) available to offset against future years' taxable income.

e) Tax consolidation
Computershare Limited and its wholly-owned Australian entities implemented the tax consolidation regime with effect from 1 July 2002. The Australian Taxation Office has been formally notified of this decision.

The relevant entities have also entered into a tax sharing agreement. As a consequence, Computershare Limited, as the head entity in the tax consolidation Group, has recognised the current tax liability relating to transactions, events and balances of the wholly owned Australian controlled entities in this Group in the financial statements as if that liability was its own, in addition to recognising the current tax liability arising in relation to its own transactions, events and balances. Amounts receivable or payable under the tax sharing agreement are recognised separately as tax related intercompany payables or receivables.

5 RETAINED EARNINGS *(Appendix 4E item 8)*

	Consolidated	
	2006	2005
	$000	$000
Retained profits		
Retained profits at the beginning of the financial year	238,071	168,525
Adjustment on adoption of AASB 139 & 132	(100)	-
Ordinary dividends provided for or paid	(71,536)	(55,105)
Reset preference dividends provided for or paid	-	(1,282)
Transfer from the asset revaluation reserve	-	542
Net profit/(loss) attributable to members of Computershare Limited	182,558	125,391
Retained profits at the end of the financial year	**348,993**	238,071

6 ADDITIONAL DIVIDEND INFORMATION *(Appendix 4E item 6)*

Details of dividends declared or paid during or subsequent to the year ended 30 June 2006 are as follows:

Record date	Payment date	Type	Amount per security	Total dividend	Franked amount per security	Conduit Foreign Income amount per security
9 September 2005	23 September 2005	Final	6.0 cents	$35,702,329	$nil	-
6 March 2006	24 March 2006	Interim	6.0 cents	$35,833,234	$nil	-
8 September 2006	22 September 2006	Final	7.0 cents	$41,950,269 *	$nil	-

* Based on 599,289,559 number of shares as at 10 August 2006

7 DIVIDEND REINVESTMENT PLANS *(Appendix 4E item 7)*

The company has no dividend reinvestment plan in operation.

8 NTA BACKING *(Appendix 4E item 9)*

	2006	2005
Net tangible asset backing per ordinary share	($1.12)	($1.07)

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES
SUPPLEMENTARY APPENDIX 4E INFORMATION

9 EARNINGS PER SHARE *(Appendix 4E item 14.1)*

	Calculation of Basic EPS	*Calculation of Diluted EPS*	*Calculation of Management EPS*	*Calculation of Management Diluted EPS*
	$000	**$000**	**$000**	**$000**
Year end 30 June 2006				
Earnings per share (cents per share)	30.63 cents	30.60 cents	30.44 cents	30.40 cents
Net profit	187,617	187,617	187,617	187,617
Outside equity interest (profit)/loss	(5,059)	(5,059)	(5,059)	(5,059)
Exclusion of significant items – refer Note 3	-	-	(2,125)	(2,125)
Client list amortisation	-	-	948	948
Net profit	**182,558**	**182,558**	**181,381**	**181,381**
Weighted average number of ordinary shares used as denominator in calculating basic earnings per share	595,946,325		595,946,325	
Weighted average number of ordinary and potential ordinary shares used as denominator in calculating diluted earnings per share		596,687,655		596,687,655

	Calculation of Basic EPS	*Calculation of Diluted EPS*	*Calculation of Management EPS*	*Calculation of Management Diluted EPS*
	$000	**$000**	**$000**	**$000**
Year end 30 June 2005				
Earnings per share (cents per share)	22.19 cents	22.36 cents	21.54 cents	21.72 cents
Net profit	130,082	130,082	130,082	130,082
Outside equity interest (profit)/loss	(4,691)	(4,691)	(4,691)	(4,691)
Exclusion of significant items – refer Note 3	-	-	(3,609)	(3,609)
Dividends on reset preference shares	(1,283)	-	(1,283)	-
Net profit	**124,108**	**125,391**	**120,499**	**121,782**
Weighted average number of ordinary shares used as denominator in calculating basic earnings per share	559,299,480		559,299,480	
Weighted average number of ordinary and potential ordinary shares used as denominator in calculating diluted earnings per share		560,729,679		560,729,679

The Directors and Management have determined that the exclusion of certain items permits a more appropriate and meaningful analysis of the Company's underlying performance on a comparative basis. Internally, the organisation focuses on the adjusted financial outcomes known as Management Adjusted Results. The above net profit used in the Management EPS calculation reflects the Management Adjusted Results.

Employee options movements to 30 June 2006 are as follows:

Issue Date	*Expiry Date*	*Exercise Price*	*Number On Issue 30 June 05*	*Number Reinstated This Year*	*Number Cancelled This year*	*Number Exercised This year*	*Number On Issue 30 June 06*	
1 Aug 2000	1 Jul 2005	$7.920	20,000	-	20,000	-	-	
15 Aug 2000	14 Jul 2005	$7.850	147,000	-	147,000	-	-	
8 Sep 2000	7 Aug 2005	$8.000	971,000	-	971,000	-	-	
15 Dec 2000	14 Nov 2005	$8.000	35,000	-	35,000	-	-	
25 Sep 2000	24 Aug 2005	$7.970	99,000	-	99,000	-	-	
29 Dec 2000	28 Nov 2005	$9.186	68,200	-	68,200	-	-	
21 Feb 2001	20 Jan 2006	$5.820	13,953	-	13,953	-	-	A
26 Feb 2001	25 Jan 2006	$7.400	58,000	-	58,000	-	-	
27 Apr 2001	26 Mar 2006	$6.690	18,000	-	4,000	14,000	-	
1 Jul 2001	31 May 2006	$7.350	467,000	-	-	467,000	-	
1 Jul 2001	31 May 2006	$5.950	760,000	1,000	54,500	706,500	-	
2 Jul 2001	1 Jun 2006	$5.950	2,635,750	2,000	250,500	2,387,250	-	
2 Jul 2001	1 Jun 2006	$5.940	71,500	-	3,500	68,000	-	
2 Jul 2001	1 Jun 2006	$7.350	74,000	-	74,000	-	-	
31 Jul 2001	30 Jun 2006	$6.150	37,250	-	7,250	30,000	-	
6 Mar 2002	5 Feb 2007	$2.770	1,065,600	-	143,100	613,000	309,500	A
6 Mar 2002	5 Feb 2007	$2.520	40,000	-	-	2,000	38,000	A
10 Apr 2002	9 Mar 2007	$2.520	42,000	-	2,000	40,000	-	A
27 May 2002	26 Apr 2007	$2.550	100,000	-	-	-	100,000	A
Total			6,723,253	3,000	1,951,003	4,327,750	447,500	

All options in the table above on issue at 30 June 2006 were included in potential ordinary shares for the purposes of 30 June 2006 diluted EPS. Options in the table above which were included in potential ordinary shares for the purposes of 30 June 2005 diluted EPS are marked with a (A).

The following options have been exercised between reporting date and the time of completion of this report:

Date	Exercise price	Number of options exercised	Shares Issued
7-Jul-06	$2.77	6,000	6,000
10-Jul-06	$2.77	10,000	10,000
13-Jul-06	$2.77	10,000	10,000
27-Jul-06	$2.77	6,000	6,000
1-Aug-06	$2.77	31,000	31,000
9-Aug-06	$2.52	10,000	10,000

10 SHARE BUYBACK *(Appendix 4E item 14.2)*

Ordinary shares

On 26 May 2004 Computershare announced its intention to buy-back up to 27,500,000 ordinary shares between 10 June 2004 and 17 December 2004 as part of on-going capital management. On 16 December 2004 Computershare announced a continuation of this buy-back until 17 June 2005 or earlier if the maximum number of shares were purchased prior to this time.

During the prior financial year the company bought back 10,220,000 ordinary shares at a total cost of $30,638,938. The shares bought back represent 1.86% of the opening issued ordinary share capital under the buy back arrangement.

There is no current on-market buyback.

Preference shares

On 19 December 2003 Computershare announced its intention to buy back up to 250,000 reset preference shares. This buy-back commenced on 5 January 2004 as part of on-going capital management. On 19 March 2004 Computershare announced a change in relation to this buy back in that the maximum number of shares Computershare intended to buy-back was increased to 750,000.

Between 1 July 2004 and 30 September 2004 the company bought back 284,807 reset preference shares at a total cost of $29,446,964.

Following a decision by the directors of the company to cause the reset preference shares to be converted to ordinary shares on 30 September 2004 there have been no further reset preference share buy-backs.

11 SEGMENT INFORMATION *(Appendix E item 14.4)*

The consolidated entity operates predominantly in three geographic segments: Asia Pacific; Europe, Middle East & Africa (EMEA); and North America.

Asia Pacific includes Australia, the home country of the parent entity, New Zealand, India and Hong Kong. The EMEA region comprises of operations in the UK, Ireland, Germany and South Africa. North America includes the US and Canada.

In each region the consolidated entity operates in six business segments: Investor Services, Plan Services, Document Services, Shareholder Relationship Management Services, Technology Services and Corporate.

The Investor Services operations comprise the provision of registry and related services. The Plan Services operations comprise the provision and management of employee share and option plans. Document Services operations comprise laser imaging, intelligent mailing, scanning and electronic delivery. Shareholder Relationship Management comprise the provision of investor analysis, investor communication and management information services to companies, including their employees, shareholders and other security industry participants. Technology Services include the provision of software specializing in share registry, financial services and stock markets. Intersegment charges are at normal commercial rates.

Geographical segments are presented as the primary reporting segment of the Group, reflecting the manner in which the Group has been internally managed and financial information reported to the Board in the current financial year.

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES
SUPPLEMENTARY APPENDIX 4E INFORMATION
PRIMARY BASIS – Geographical Segments 2006

Major geographic segments	Asia Pacific	EMEA	North America	Unallocated/ Eliminations	Consolidated Total
	$000	$000	$000	$000	$000
Revenue					
External revenue	333,030	318,741	954,376	8,337	1,614,484
Intersegment revenue	5,662	35,217	24,084	(64,963)	-
Total segment revenue	338,692	353,958	978,460	(56,626)	1,614,484
Other income	8,124	12,388	1,083	1,032	22,627
Segment Result					
Profit/(loss) before income tax	80,811	46,267	112,487	2,906	242,471
Income tax expense					(54,854)
Profit after income tax					187,617
Depreciation	8,960	9,661	14,432	-	33,053
Other non-cash expenses	4,227	390	4,526	-	9,143
Liabilities					
Total segment liabilities	75,566	121,354	985,177	38,733	1,220,830
Assets					
Total segment assets	1,073,556	343,965	2,510,755	(1,761,167)	2,167,109
Carrying value of investments in associates included in segment assets	-	11,160	-	-	11,160
Segment assets acquired during the reporting period:					
Property, plant & equipment	15,145	11,836	9,419	-	36,400
Other Non Current Segment Assets	13,100	69,250	20,329	-	102,679
Total	28,245	81,086	29,748	-	139,079

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES
SUPPLEMENTARY APPENDIX 4E INFORMATION

PRIMARY BASIS – Geographical Segments 2005

Major geographic segments	Asia Pacific	EMEA	North America	Unallocated/ Eliminations	Consolidated Total
	$000	$000	$000	$000	$000
Revenue					
External revenue	321,849	289,569	457,521	2,891	1,071,830
Intersegment revenue	33,409	14,453	3,856	(51,718)	-
Total segment revenue	355,258	304,022	461,377	(48,872)	1,071,830
Other income	14,703	(7,309)	7,412	3,840	18,646
Segment Result					
Profit/(loss) before income tax	92,194	30,430	15,028	7,961	145,613
Income tax expense					(15,531)
Profit after income tax					130,082
Depreciation	7,144	7,799	13,142	-	28,085
Other non-cash expenses	836	438	6,056	-	7,330
Liabilities					
Total segment liabilities	46,510	108,862	1,079,756	14,535	1,249,663
Assets					
Total segment assets	1,059,875	323,258	2,512,955	(1,854,827)	2,041,261
Carrying value of investments in associates included in segment assets	-	6,402	-	-	6,402
Segment assets acquired during the reporting period:					
Property, plant & equipment	13,779	12,007	12,275	-	38,061
Other Non Current Segment Assets	7,896	15,599	688,243	-	711,738
Total	21,675	27,606	700,518	-	749,799

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES
SUPPLEMENTARY APPENDIX 4E INFORMATION
SECONDARY BASIS - Business Segments 2006

Major business segments	Shareholder Relationship Management Services	Corporate Services	Document Services	Investor Services	Plan Services	Technology Services	Unallocated	Consolidated Total
	$000	$000	$000	$000	$000	$000	$000	$000
Revenue								
External revenue	116,144	2,264	84,562	1,257,092	111,647	34,438	8,337	1,614,484
Intersegment revenue	10,875	49,995	154,462	20,319	1,076	131,964	(368,691)	-
Total segment revenue	**127,019**	**52,259**	**239,024**	**1,277,411**	**112,723**	**166,402**	**(360,354)**	**1,614,484**
Other income	706	1,752	74	7,620	555	10,888	1,032	22,627
Segment Result								
Profit/(loss) before income tax	17,082	(4,324)	13,085	177,122	20,753	19,789	(1,036)	242,471
Income tax expense								(54,854)
Profit after income tax								187,617
Depreciation	1,305	922	5,854	11,857	190	12,925	-	33,053
Other non-cash expenses	843	3,593	1,065	3,473	111	58	-	9,143
Liabilities								
Total segment liabilities	42,956	732,139	20,337	346,212	57,011	16,299	5,876	1,220,830
Assets								
Total segment assets	203,134	1,785,807	99,469	1,665,442	149,455	28,847	(1,765,045)	2,167,109
Carrying value of investments in associates included in segment assets	-	11,160	-	-	-	-	-	11,160
Segment assets acquired during the reporting period:								
Property, plant & equipment	1,400	2,621	10,921	10,260	7	11,191	-	36,400
Other Non Current Segment Assets	-	-	3,510	99,169	-	-	-	102,679
Total	**1,400**	**2,621**	**14,431**	**109,429**	**7**	**11,191**	**-**	**139,079**

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES
SUPPLEMENTARY APPENDIX 4E INFORMATION

SECONDARY BASIS - Business Segments 2005

Major business segments	Shareholder Relationship Management Services	Corporate Services	Document Services	Investor Services	Plan Services	Technology Services	Unallocated	Consolidated Total
	$000	$000	$000	$000	$000	$000	$000	$000
Revenue								
External revenue	95,577	27,642	60,038	748,030	93,967	43,686	2,890	1,071,830
Intersegment revenue	7,915	92,980	79,037	12,923	2,041	106,749	(301,645)	-
Total segment revenue	103,492	120,622	139,075	760,953	96,008	150,435	(298,755)	1,071,830
Other income	1,071	14,361	524	(22)	8	(1,136)	3,840	18,646
Segment Result								
Profit/(loss) before income tax	19,272	2,364	20,029	67,368	12,787	14,909	8,884	145,613
Income tax expense								(15,531)
Profit after income tax								130,082
Depreciation	941	765	3,625	10,477	853	11,424	-	28,085
Other non-cash expenses	14	318	1,121	5,523	234	120	-	7,330
Liabilities								
Total segment liabilities	31,177	697,429	9,968	426,036	58,801	17,839	8,413	1,249,663
Assets								
Total segment assets	169,703	1,851,440	62,905	1,643,607	117,459	64,271	(1,868,124)	2,041,261
Carrying value of investments in associates included in segment assets	-	6,402	-	-	-	-	-	6,402
Segment assets acquired during the reporting period:								
Investments	1,596	1,046	9,462	13,773	1,312	10,872	-	38,061
Property, plant & equipment	1,948	-	8,752	701,038	-	-	-	711,738
Total	3,544	1,046	18,214	714,811	1,312	10,872	-	749,799

12 TRENDS IN PERFORMANCE *(Appendix 4E Item 14.5)*

Refer to attached Market Announcement.

13 OTHER FACTORS THAT AFFECTED RESULTS IN THE PERIOD OR WHICH ARE LIKELY TO AFFECT RESULTS IN THE FUTURE *(Appendix 4E item 14.6)*

Refer to attached Market Announcement.

14 CONTROLLED ENTITIES ACQUIRED OR DISPOSED OF DURING THE PERIOD *(Appendix 4E item 10)*

Acquired	**Lord Securities Corporation**	**FinancialBPO**	**SLS Software GmbH and SLS HV-Management AG**	**Interactive Meetings Limited**
Date control gained	23 September 2005	15 November 2005	29 December 2005	6 January 2006
Contribution to profit/(loss) after tax in current period, where material	*Immaterial*	Immaterial	*Immaterial*	*Immaterial*
Profit/(Loss) after tax during the whole of the previous corresponding period, where material	*Immaterial*	*Immaterial*	*Immaterial*	*Immaterial*

Acquired	**ADM GmbH**
Date control gained	1 March 2006
Contribution to profit/(loss) after tax in current period, where material	*Immaterial*
Profit/(Loss) after tax during the whole of the previous corresponding period, where material	*Immaterial*

Disposed of	**Computershare Technology Services (Ireland) Limited**
Date control lost	31 January 2006
Contribution to profit/(loss) after tax in current period, where material	*Immaterial*
Profit/(Loss) after tax during the whole of the previous corresponding period, where material	*Immaterial*

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES
SUPPLEMENTARY APPENDIX 4E INFORMATION

15 ASSOCIATES AND JOINT VENTURE ENTITIES *(Appendix 4E item 11)*

Name	*Ownership interest*		*Aggregate share of profits/(losses)*		*Contribution to net profit*	
	2006	2005	2006	2005	2006	2005
	%	%	$000	$000	$000	$00
Chelmer Limited	50	50	-	-	-	-
The National Registry Company (a)	45	45	5,437	3,951	4,349	2,509
GSC Proxitalia s.p.A (b)	100	100	-	-	-	(707)
Japan Shareholder Services (c)	50	-	(220)	-	(110)	-
Total			5,217	3,951	4,239	1,802

a) The aggregate share of profit and contribution to net profit of the June 2005 comparatives has been restated to comply with AIFRS requirements. Goodwill amortisation has been added back to the current and aggregated profits.

b) From 1 July 2004 to 25 April 2005, the Computershare Group ceased control of GSC Proxitalia s.p.A and its subsidiaries. Accordingly these entities have been included as associated entities for this period. On 26 April 2005 Computershare acquired the remaining 54% of GSC Proxitalia s.p.A and its subsidiaries. From this date onward, the result and balance sheet of those entities have been consolidated by the Computershare Group.

c) On 31 August 2005, the Computershare Group entered into an agreement with UFJ Trust Bank Limit to establish the joint venture Japan Shareholder Services (JSS). Each party has equal ownership and is therefore not consolidated as part of the Computershare Group.

16 OTHER SIGNIFICANT INFORMATION *(Appendix 4E item 12)*

Refer to attached Market Announcement.

17 RECONCILIATION OF NET PROFIT AFTER TAX TO CASH FLOWS FROM OPERATING ACTIVITIES

	2006	2005
	$000	$000
Net profit after income tax	187,617	130,082
Adjustments for non-cash income and expense items:		
- Depreciation and amortisation	39,408	35,773
- Profit on sale of assets	(13,996)	(12,903)
- Share of net profit of associates accounted for using equity method	(4,239)	(1,802)
- Employee benefits – share based payments	12,944	11,373
- Financial instruments	2,059	-
- Other	(99)	(767)
Changes in assets and liabilities:		
(Increase)/decrease in accounts receivable	6,606	(53,362)
(Increase)/decrease in net tax balances	6,965	8,880
(Increase)/decrease in inventory	(2,110)	2,188
(Increase)/decrease in other assets	(4,568)	2,830
Increase/(decrease) in payables and provisions	37,574	35,963
Increase/(decrease) in reserves	(22,345)	(11,465)
Net cash and cash equivalents provided by operating activities	245,816	146,790

18 AUDIT STATUS *(Appendix 4E Item 15)*

This report is based on accounts which are in the process of being audited.

19 COMMENTARY ON RESULTS *(Appendix 4E item 14)*

Refer to attached Market Announcement.

20 SIGNIFICANT FEATURES OF OPERATING PERFORMANCE *(Appendix 4E item 14.3)*

Refer to attached Market Announcement.

21 BUSINESS COMBINATIONS

The Group disclosed in the 30 June 2005 financial report that the initial accounting for the Equiserve and PCTC business combinations was determined provisionally.

In accordance with the requirements of AASB 3 *Business Combinations* the acquisition accounting for these business combinations has been finalised. The following adjustments have been made to the provisional values recognised during the current reporting period:

Net decrease in the fair value of assets and liabilities acquired	AUD 6.7 million
Recognition of intangible assets separately from goodwill	AUD 2.3 million
Increase in goodwill recognised on acquisition	AUD 4.4 million

The recognition of intangible assets separately from goodwill relates to the PCTC acquisition.

Management identified a number of intangible assets acquired in the Equiserve acquisition. After a valuation process Management have allocated these acquired intangible assets a value of $NIL.

The 30 June 2005 comparative balance sheet has been restated to reflect these adjustments. Due to the proximity of the acquisition to year end, no amortisation charge has been reflected in the comparative information.

22 EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS OF INTERNATIONAL FINANCIAL REPORTING STANDARD (AIFRS)

The Adoption of International Financial Reporting Standards

As at 1 July 2005, Computershare have complied with the Australian equivalents of International Financial Reporting Standards (AIFRS) in accordance with the accounting policies set out Note 1. The below tables reconcile our previously reported net profit for the 12 months ended 30 June 2005 and total equity as at 1 July 2004 and 30 June 2005 under previous AGAAP rules to that now reported under AIFRS.

The 30 June 2006 results are reported in accordance with the accounting policies as set out in Note 1.

It is important to note, that whilst the adoption of AIFRS has changed the Group's reported results, this does not represent a change in the strength of the underlying business nor in the cash flows generated. Accordingly, there is no change to the cash flow statement upon transition to AIFRS requirements.

Reconciliation of net profit as presented under AGAAP to that under AIFRS for the year ended 30 June 2005

	Note	Consolidated 12 months to 30 June 2005 $000
Net profit after tax and outside equity interests as reported under AGAAP		**101,462**
Amortisation of goodwill	A	41,706
Amortisation of intangible assets	B	(514)
Derecognition of restructuring provisions	C	(13,523)
Pre 1 July 2004 business combination transitional adjustments	C	8,129
Share based payment expense	D	(9,971)
Assets held for sale	E	(125)
Tax effect of lower recognition hurdles	I	(1,033)
Other	J	(740)
Net profit after tax and outside equity interests under AIFRS		**125,391**

The above reconciliation of net profit should be read in conjunction with the accompanying notes.

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES
SUPPLEMENTARY APPENDIX 4E INFORMATION

Reconciliation of equity as presented under AGAAP to that under AIFRS at date of transition: 1 July 2004 and at the end of the last reporting date 30 June 2005

	Note	Consolidated	
		30 June 2005** $000	1 July 2004* $000
Total equity under AGAAP		755,147	604,867
Adjustments to retained earnings (net of tax)			
Write back of goodwill amortisation	A	41,706	-
Amortisation of intangible assets	B	(514)	-
Derecognition of restructuring provisions	C	(13,523)	-
Pre 1 July 2004 business combination transitional adjustments	C	8,129	-
Recognition of share based payment expense	D	(11,065)	(1,094)
Write back on held for sale assets	E	-	125
Tax effect of lower recognition hurdles	I	77	1,110
Other	J	(2,342)	(2,365)
Adjustments to other reserves (net of tax)			
Foreign currency translation reserve	G	(435)	-
Equity related contingent consideration	C	2,816	-
Recognition of share based payment reserve	D	11,602	1,193
Total equity under AIFRS		791,598	603,836

* This column represents the adjustments as at the date of transition to AIFRS

** These columns represent the cumulative adjustments as at the date of transition to AIFRS and those for the full year ended 30 June 2005.

The above reconciliation of equity should be read in conjunction with the accompanying notes.

Explanation of key differences in accounting policy which have arisen upon the adoption of AIFRS
In reading the below commentary on the transition to AIFRS, reference should be made to Note 1 for a detailed explanation of the accounting policies as adopted under the AIFRS accounting standards. Previous AGAAP accounting policies are detailed in the 30 June 2005 annual report.

A. Annual impairment testing of goodwill

- Goodwill amortisation expensed in 2005 in the financial results of the consolidated Group under AGAAP requirements has been reversed in full under AIFRS. This results in a $41.7million increase in the Group's reported profits.
- Computershare has elected to adopt the option to "grandfather" all pre-1 July 2004 acquisitions, as permitted under AASB 1, *First Time Adoption of AIFRS*. This means that the carrying value of goodwill as at 1 July 2004 has not been adjusted upon the adoption of AIFRS.
- Impairment testing of goodwill has been completed annually since 1 July 2004. Based on the impairment testing completed and sensitivity analysis performed to date, no impairment has been recognised at 30 June 2005.
- In certain regions within the Group, goodwill amortisation is tax deductible. The reversal of amortisation expense for accounting has resulted in an additional deferred tax liability of $2.3 million as at 30 June 2005 being recognised.

B. Acquired intangible assets

- The process to separately value and recognise intangible assets which were previously subsumed in goodwill has been completed for all material acquisitions to 30 June 2005 other than Pacific Corporate Trust Company (PCTC) and Equiserve (refer below).
- Intangible assets with an original cost of $6.0 million have been reclassified from goodwill to intangible assets at 30 June 2005. To date these include contractual customer relationships and proprietary software.
- The total cumulative amortisation expense from the date of acquisition to 30 June 2005 is $0.5 million.
- Regulatory approval for the acquisition of the PCTC and Equiserve Inc. was received on 14 June 2005 and 17 June 2005 respectively. The valuation of the intangible assets was finalised during the year ended 30 June 2006. Accordingly, the above balance sheet reclassification and amortisation charge as at 30 June 2005 do not include any impact of these acquisitions. The impact on the Group's results would have been a decrease in goodwill and an increase in intangible assets reported in the balance sheet of $2.3 million for PCTC and $NIL for Equiserve. An amortisation expense for intangible assets identified for the period since acquisition has been recorded in the results to 30 June 2006. Due to the proximity of the acquisition to year end, no amortisation charge has been reflected in the comparative information.

C. Business combinations

Restructuring provisions

- All restructuring provisions arising as a result of a post 1 July 2004 business combination which were not a commitment of the acquiree have been recorded as an expense in the income statement.
- This resulted in a decrease of $13.5 million in the original cost of goodwill and a decrease in net profit after tax of approximately $13.5 million.

Grandfathered acquisitions

- Computershare has elected to adopt the option to grandfather all pre 1 July 2004 acquisitions as permitted under AASB 1. The impact is an increase in net profit after tax of $8.1 million for the 12 months ended 30 June 2005 with a corresponding increase in equity which primarily relates to the utilisation of pre acquisition tax losses previously booked against goodwill. It should be noted that this adjustment is a result of applying the transitional rules only and will be ongoing in relation to all grandfathered acquisitions.
- The reduction in goodwill related to the above adjustments was $7.5 million at 30 June 2005.

Deferred consideration

- Contingent consideration of $2.8 million has been reclassified from deferred consideration to an equity reserve account given that if certain targets are met, the consideration is payable through the delivery of shares.

D. Share based payments

- Equity based compensation in the form of shares has been recognised as an expense in the period during which the employee provides related services. The impact of this change is a decrease in consolidated net profit after tax of $10.0 million in the income statement.
- Consolidated opening retained earnings have decreased by $1.1 million representing the cumulative impact of applying the new accounting standard to share based payments. An increase of $10.3 million to 30 June 2005 has been recorded in share based payments reserve representing the cumulative movement in the share based payments expense of $11.6 million plus the deferred tax adjustment deferred in equity rather than reported in current income tax expense.

E. *Non current assets held for sale*

- Properties valued at $8.0 million met the held for sale criteria as at 30 June 2005. These properties have been separately identified as held for sale asset in the balance sheet.
- As at 30 June 2004 two properties owned by the Parent were considered to be held for sale requiring separate identification in the AIFRS balance sheet. Both properties were sold in the financial year ended 30 June 2005. The depreciation expense associated with these assets has been reversed. The impact is a decrease in the current year depreciation expense of $22,000 and an increase in opening retained earnings of $0.1 million (representing depreciation expense recognised on these assets in the financial year ended 30 June 2004). As a result the carrying value of the assets subsequently sold increased from $2.4 million to $2.6 million, reducing the gain on sale reported in 30 June 2005 by $0.2 million.
- Under AGAAP gross proceeds from the sale of assets were recognised as revenue and the carrying amount of the asset sold is recognised as an expense. Under AIFRS the net profit on sale of assets is recognised as income. The impact of this is a reclassification of $26.9 million in the income statement for the 12 months ended 30 June 2005 from expenses to other revenue. The net impact on profit after tax is $nil.

F. *Impairment testing of fixed assets*

- Similar to goodwill, the carrying value of fixed assets is subject to impairment testing under AIFRS. Impairment testing is only required when an impairment indicator is triggered. Impairment testing of fixed assets has been reviewed at 30 June 2004 and no impairment indicators were identified as triggered during the year ended 30 June 2005.

G. *Foreign Currency Translation Reserve*

- AASB 1 allows first time adopters to deem all cumulative translation differences for all foreign operations to be zero at the date of transition to AIFRS. The application of this exemption would mean that the gain or loss on a subsequent disposal of any foreign operation would exclude translation differences that arose before the date of transition to AIFRS.
- Computershare has elected not to apply the above exemption available within AASB 1 and as a result no adjustment has been made upon transition to AFIRS.
- A decrease to the foreign currency translation reserve of $0.4 million as at 30 June 2005 has been recorded as a result of AIFRS transition entries which have been posted in Computershare subsidiaries in local currency.

H. *Defined benefit superannuation funds*

- The impact of the transitional adjustments under AIFRS relating to defined benefit superannuation funds both individually and cumulatively are immaterial to the Group therefore no adjustments have been recorded.

I. *Deferred tax assets & liabilities*

- Under AIFRS the recognition hurdle for deferred tax assets has been lowered from "virtual certainty" to "probable". The financial impact of the lower recognition hurdle under AIFRS is a cumulative deferred tax asset of $1.0 million as at 30 June 2005.
- The deferred tax effect of other AIFRS transitional accounting adjustments are reflected in the 30 June 2005 AIFRS balance sheets and the income statements and have been included under each relevant note within this narrative.

J. Other

- An adjustment to bring the groups operating lease expense on a straight line basis over the term of the lease has been made. This resulted in a decrease to opening retained earnings of $0.5 million and an equal increase to other non current liabilities. This provision was increased during the 30 June 2005 financial year by $0.3 million.
- As a result of the write back of goodwill amortisation expense relating to associates, additional profit was attributed to minority interests $0.8 million for the 12 months to 30 June 2005.
- Other also includes smaller adjustments arising from a change in timing associated with the recognition of non-recurring transactions within the Group which result in net profit of $0.3 million for the 12 months ended 30 June 2005. There is a related decrease in opening retained earnings of $1.8 million and an increase in other non current liabilities of $2.1million.

K. Financial instruments – disclosure and presentation

- As permitted under the transitional accounting standards, Computershare has elected to apply *AASB 132 Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 July 2005 onwards. This allows the Group to continue to apply current accounting standards to the 30 June 2005 financial statements.
- Accordingly, no adjustments in respect of financial instruments are included in the quantitative disclosures provided above.
- On 1 July 2005 there was a decrease to retained earnings of $0.1 million and an increase to equity reserves of $6.0 million.

Computershare

COMPUTERSHARE LIMITED (ASX:CPU)

FINANCIAL RESULTS
FOR THE FULL YEAR ENDED 30 JUNE 2006

(Comparisons are for the full year ended 30 June 2005 based on AIFRS)

16 August 2006

Copies of the FY06 Results Presentation are available for download at: www.computershare.com/results

MARKET ANNOUNCEMENT

North America underpins growth

Melbourne, 16 August 2006 – Computershare Limited (ASX:CPU) today reported 41% growth in Earnings per Share (on a Management Adjusted AIFRS vs AIFRS basis) to 30.44 cents, growth in total revenues of 50% to $1,626.1 million and in Operating Cash Flows of 67% to $245.8 million.

On a Reported AIFRS basis for FY06, Net Profit after Outside Equity Interests was $182.6m and Basic Earnings per Share was 30.63 cents (see Appendix 4E).

Headline Management Adjusted Results (FY06 AIFRS vs FY05 restated AIFRS basis) as follows:

- Management Earnings per Share (post OEI) rose from 21.54 cents (FY05) to 30.44 cents per share (up 41%);
- Total revenues reached $1,626.1 million (an increase of 50% on FY05);
- Net Operating Cash Flows for FY06 were $245.8 million (an increase of 67% on FY05);
- Management Adjusted Earnings Before Interest, Tax, Depreciation and Amortisation (Management EBITDA) were up 52% on FY05 to $321.3 million;
- Management Net profit after OEI was $181.4 million (an increase of 49% on Management Net profit after OEI for FY05, see reconciliation below);
- Final dividend of 7 cents per share unfranked payable on 22nd September 2006 (record date of 8th September 2006) bringing the total dividend for FY06 to 13 cents per share unfranked (an increase of 18% on FY05 – 11 cents);
- Operating expenses were $1,309.0 million, an increase over the prior corresponding period of 50%;
- Days Sales Outstanding for the year ended 30 June 2006 fell to 54 days from 62 days at 30 June 2005;
- Capital expenditure was $33.4 million (FY05 $31.6m), in line with depreciation at $33.1 million in FY06; and
- Net Debt to Management EBITDA ratio fell from 2.5 times at 30 June 2005 to 1.7 times at 30 June 2006.

The Directors and Management have determined that the exclusion of certain items permits more appropriate and meaningful analysis of the Company's underlying performance on a comparative basis. Internally the organisation focuses on the adjusted financial outcomes known as Management Adjusted Results and these are outlined in the table below. The Company acknowledges that the adjustments are likely to differ from those reported in the statutory EPS calculation in accordance with AIFRS requirements.

Reconciliation – FY05 restated to AIFRS and comparison of Management Adjusted Profit after Tax
(Explanation provided to identify underlying profitability - FY06 versus FY05)

FY06		FY05	
		Net profit after tax under AGAAP 30 June 2005	101,462
		Write back of goodwill amortisation	41,707
		Share based remuneration expense	(9,971)
		Business combinations	(5,394)
		Other	(2,413)
Net profit after tax under AIFRS at 30 June 2006	182,558	Net profit after tax under AIFRS at 30 June 2005	125,391
Management Adjustments		Management Adjustments	
- Derivatives marked to market and taken to P&L	1,344	- Profit on sale (ETrade & Abbotsford Property)	(9,003)
- Intangibles amortisation	948	- Business combinations	5,394
- UK Redundancies	5,208		
- Profit on sale of Markets Technology	(9,867)		
- UK Property sale adjustment	1,268		
- Georgeson tax losses recognised	(1,507)		
- Acquisition Adjustments			
• Equiserve	(208)		
• CDS Germany	1,637		
Management Adjusted profit after tax at 30 June 2006	181,381	**Management Adjusted profit after tax under AIFRS at 30 June 2005**	121,782

Commentary

Fiscal 2006 has been another strong year for Computershare, characterised by continued success in the key North American market, prudent fiscal management, strong levels of cash flow generation, rising margin income due to higher balances and higher interest rates, and strong contributions across all business lines.

Last year Computershare reported that compound annual growth in EPS terms over the previous 5 years had been more than 20%. This year earnings per share have increased by 41% on FY05 (on a management adjusted AIFRS basis) driven largely by the North American Region (US & Canada). Strong performances were also delivered by our smaller Hong Kong, German and Russian businesses. The considerable improvement in net operating cash flows from $146.8 million to $245.8 million was most significant.

Computershare's CEO, Chris Morris, said, "This tremendous result has been driven by significantly higher profits in North America. In particular the US has delivered on the back of the Equiserve integration and the opportunities significant acquisitions like this bring. A substantial improvement in the contribution of the EMEA region was also very pleasing, with work still to be done. Computershare continues to enhance its status as the leading global provider of share registration, employee equity plan administration and stakeholder communication services. Our staff around the globe can again be very proud of their achievements".

Consistent with the first half, the Asia Pacific region saw strong earnings contributions from Hong Kong and India offset by lower levels in the Australian registry business in 2H06. Less upbeat market conditions in Australia following a number of buoyant years impacted the region's overall contribution to the consolidated result. Computershare Document Services experienced flat conditions in Australia in FY06 whilst Computershare Plan Managers delivered record revenues and earnings.

The EMEA region and in particular the United Kingdom showed significant profit improvement in the second half after a poor first half. A combination of cost reduction strategies and uplift in revenues drove the result, with the region contributing 26% of consolidated EBITDA in 2H06 versus 9% in 1H06. Businesses in Germany and Russia continue to grow revenue and earnings with the region looking for further improvement in FY07.

The North American region delivered a spectacular result for FY06. The integration of Equiserve (now part of Computershare Investor Services), growth in Mutual Fund Services in the US and continued improvement in Canada all contributed to substantially higher revenues and earnings in comparison to FY05. The region contributed 61% of consolidated EBITDA compared to 42% in FY05. Higher balances derived from a much larger US business and from increased corporate action activity led to a significant improvement in margin income.

The Equiserve integration remains ahead of schedule, with conversion of the Fairway system completed in early May 2006 and remaining system conversions to be complete by January 2007. As highlighted at half year synergies are still tracking ahead of plan both in timing and total value terms.

Dividend

The company announces a final dividend of 7 cents per share unfranked, payable on 22nd September 2006 (record date of 8th September 2006), which follows an interim FY06 dividend of 6 cents per share unfranked. Total dividends for FY06 are 13 cents per share (11 cents in FY05), an 18% increase on FY05.

Balance Sheet Overview

The company's financial position remains sound with total assets of $2,167.1 million, financed by shareholders' funds that increased $154.7m or 19.5% on an AIFRS adjusted basis from a year ago to $946.3 million at 30 June 2006.

Computershare's total current funding facility is $830 million, with net borrowings increasing to $545.9 million at 30 June 2006 (from $526.3 million at 30 June 2005). Gross borrowings at 30 June 2006 amounted to $644.3 million, 6% lower than the previous year.

The Company focuses primarily on the Net Debt to Management EBITDA ratio from a gearing perspective and this has fallen from 2.5 times at 30 June 2005 to 1.7 times at 30 June 2006.

Capital expenditure of $33.4m was marginally higher than FY05 ($31.6m), however this was in line with depreciation and acceptable based on the increase in the overall size of the business and the integration activity, particularly Equiserve. The business continues to maintain a goal of keeping capital expenditure below the amount of the annual depreciation charge.

Operating Costs – Overview

In FY06 operating costs grew 50% on FY05, in line with the growth in revenues for the same period. Cost of Sales grew 63%, whilst Personnel costs grew 45% and Occupancy was up 71% with some property rationalisation in North America to come.

Total Technology spend for FY06 was $154.7m, which was $48.1m or 45% higher than FY05. This was expected due to the Equiserve integration. The total spend included $54.2m (FY05:$44.9m) in research & development expenditure, which was expensed during the period despite being of a capital nature. Notably, technology costs in 2H06 were 20% lower than 1H06 as Equiserve synergies continue to be extracted. The technology costs to sales revenue ratio remained at 10% year on year, however there are high expectations for lower levels in FY07.

Distribution of Revenue/EBITDA (comparisons to corresponding period)

Regionally, revenues and EBITDA results were apportioned as follows:

	Revenue		EBITDA	
	FY06	FY05 (AGAAP)	FY06	FY05 (AGAAP)
North America	59%	43%	61%	42%
Asia/Pacific	21%	31%	20%	37%
EMEA	20%	26%	19%	21%

Management Adjustments

The Company will continue to provide a summary of Post Tax Management Adjustments in an effort to help Investors understand the comparative operating performance of the business.

As reported at HY06, included in management adjustment items is the cost of restructuring the UK operations, amounting to $5.2m for FY06. The benefits from the restructuring aided the improvement in second half results for the UK business.

Acquisition related adjustments also stemmed from the purchase of Equiserve (restructuring, operational changes and property consolidation) that resulted in a net benefit of $208k. The related items were:

- Chicago Operations redundancies ($1.08m)
- Toronto Call Centre closure ($1.17m)
- New York sub-lease loss ($1.38m)
- Equiserve Restructuring Provision adjustment $3.83m

In addition, redundancies following acquisitions in the German Document Services business have been excluded from the Company's underlying performance analysis. These redundancies amounted to $1.6m.

The sale of the Computershare Markets Technology business (as described in a Market Announcement dated 21 November 2005) on 31 January 2006 resulted in a gain of $9.9m which due to its non-recurring nature is included in management adjustments.

Certain works on the Pavilions property in Bristol, UK agreed to by Computershare at the time of sale (November 2004) have now been recognised through a provision. The related costs of $1.3m should have been provided against the sale proceeds at sale recognition.

Tax losses that were not booked as part of the Georgeson acquisition accounting because their recognition was not virtually certain have now been recognised through profit and loss.

Under AIFRS certain derivatives have not received hedge designation and the Company is required to take the marked to market valuations ($1.34m) at balance date to profit & loss. As the valuations relate to future estimated cash flows management has determined that such valuations will be excluded from underlying financial performance analysis.

AIFRS also requires the Company to recognise customer contracts and other intangible assets separately from goodwill on acquisition and to amortise these assets over the appropriate life as assessed by valuations at the time of purchase. The Company when assessing underlying performance adds back this intangible amortisation to Earnings as occurred previously with Goodwill amortisation under AGAAP. The amortisation for FY06 amounted to $948k.

Outlook

On the assumption that equity and financial market conditions stay relatively stable, Computershare remains comfortable with its target of long term Management Earnings per Share growth of around 20% per annum.

About Computershare Limited (CPU)

Computershare (ASX:CPU) is a global leader in share registration, employee equity plans, proxy solicitation and other specialized financial and communication services. Many of the world's largest companies employ our innovative solutions to maximize the value of their relationships with investors, employees, customers and members.

Computershare has approximately 10,000 employees across the world and serves 14,000 corporations and 90 million shareholders and employee accounts in 17 countries across five continents.
For more information, visit www.computershare.com

Certainty Ingenuity Advantage

For further information:

Mr Darren Murphy
Head of Treasury and Investor Relations
Tel: 61-3- 9415 5102
Mobile: 0418 392 687

FINANCIAL SUMMARY

The FY06 result reflects a full year's contribution from the former Equiserve business, improved market conditions in North America and Asia in particular, and benefits of higher interest rates and client balances in the Northern Hemisphere. Increased focus on the UK business, particularly the effort to reduce costs in the second half also contributed to improved earnings.

Comparatives based on AIFRS	12 mths to June 2006 $ millions	12 mths to June 2005 $ millions	% Variance
Management Revenue	1,626.1	1,083.2	50%
Management EBITDA	321.3	211.9	52%
Management NPAT	181.4	121.8	49%
Management EPS (cents)	30.44	21.54	41%
Dividend per share (cents)	13.0	11.0	18%

FY06 saw an impressive uplift in cash flow from operations, climbing 67% to $245.8m. This improvement was partly caused by the fall in days sales outstanding, propelled by improved collection procedures and further reductions in billing times. Free cash flow, based on our ability to keep capital expenditure at similar levels to last year also improved substantially. As expected, this enabled the Company to reduce the key gearing metric as outlined in the table below. Computershare's average tenor of drawn debt is 5.2 years.

Cash flow & Financing	12 mths to June 2006	12 mths to June 2005	Variance
Cash flow from Operations	245.8m	146.8m	67%
Free cash flow	212.4m	115.2m	84%
Days Sales Outstanding	54 days	62 days	8 days
Net Debt to Management EBITDA	1.7x	2.5x	0.8x

Revenue Analysis

Comparatives based on AIFRS	12 mths to June 2006 $ millions	12 mths to June 2005 $ millions	% Variance
Registry Maintenance	824.4	523.8	57%
Corporate Actions	262.3	166.7	57%
Stakeholder Relationship Management	122.5	107.3	14%
Employee Share Plans	128.3	101.0	27%
Document Services	84.6	60.0	41%
Fund Services	145.0	53.1	173%
Technology and Other Revenue	59.0	71.3	(17)%
Total	**1,626.1**	**1,083.2**	**50%**

Revenue Analysis

Registry Maintenance, Corporate Actions, Employee Share Plans and Document Services revenues were all impacted significantly by a full year's contribution by the former Equiserve business (now part of the Computershare Investor Services business in the US).

Register Maintenance revenues grew 57% on last year largely driven by the Equiserve acquisition, although assisted by continued growth in Hong Kong, India, Russia and Canada on the back of the Pacific Corporate Trust acquisition in Vancouver. South African and Australian revenues were slightly lower on a comparative basis.

The former Equiserve also contributed to Corporate Actions revenue growth of 57%, with the UK, Hong Kong, Canada and Germany delivering increases over the prior year. Australia was unable to match the corporate action activity of FY05. Remaining businesses were largely in line with the prior period.

Stakeholder Relationship Management revenues grew on the back of improved Corporate Proxy revenues in North America in particular. Analytics revenues globally were marginally higher than last year. The Analytics business was sold to Thomson Financial, effective 1 July 2006.

Employee Share Plans revenue increased in the US (Equiserve driven), UK and Australia whilst Canadian revenues were marginally lower.

Documents Services external revenues were up on the back of German and Australian acquisitions, although UK revenues were lower than the prior period. In addition to Document Services revenue, there is approximately $154m of inter-segment revenues that are included in the revenue of other businesses where there is a client-facing relationship. This inter-segment revenue is significantly higher as a result of the Equiserve acquisition and increased Mutual Fund work.

Large Mutual Fund Proxy campaigns in the US accompanied by significant postage recoveries underpinned the 173% increase in Fund Services revenues in FY06.

Technology revenues fell on a comparative basis following the sale of the Markets Technology business, which was effective end of January 2006.

Margin income contributed $157.3m to revenue (FY05:$79.6m) as a result of the Equiserve acquisition, increases in balances held and interest rate rises, particularly in North America. Similarly, recoverable income grew from $202.3m in FY05 to $328.8m, an increase of 63%, driven higher by the Equiserve acquisition and Mutual Fund Proxy work.

Operating Cost Analysis

Comparatives based on AIFRS	12 mths to June 2006 $ millions	12 mths to June 2005 $ millions	% Variance
Cost of Sales	372.2	228.8	63%
Personnel	588.8	406.6	45%
Occupancy	76.6	44.8	71%
Other direct	79.3	62.6	27%
Technology services	152.4	105.3	45%
Corporate	39.7	25.0	59%
Total	**1,309.0**	**873.3**	**50%**

Along with Revenues, Operating Expenses increased substantially as a result of the Equiserve acquisition. Certain costs of integrating acquisitions are expected to be temporary.

TAXATION

The underlying effective tax rate, being the tax rate adjusted for one off, non-recurring items and non deductible goodwill charges for FY06 was 23.9% (FY05:19.4% AIFRS adjusted), largely due to higher earnings in jurisdictions in which corporate tax rates are higher.

Computershare Limited
Full Year Results 2006 Presentation

Chris Morris
Tom Honan

16 August 2006

Computershare

CERTAINTY | INGENUITY | ADVANTAGE


Financial Results
CEO's Report

Tom Honan

Chief Financial Officer

Summary of Results

- Management EPS of 30.44 cents, up 41%
- Management Net Profit After OEI of A$181.4m, up 49%
- Total Revenue of A$1,626.1m, up 50%
- Operating Cash Flows of A$245.8m, up 67%
- Operating Costs of A$1,309.0m, a 50% increase
- Days Sales Outstanding at 54 days, down 8 days
- Final Dividend of 7 cents per share.

CPU Revenues continue to diversify

Revenue Type


4%
9%
5%
8%
8%
16%
50%
Register Maintenance
Corporate Actions
Stakeholder Relationship Management
Employee Share Plans
Document Services
Fund Services
Technology & Other Revenue

Computershare

Global Equities Market

Historical Equity Issuance Data


$ Billions
4000
3500
3000
2500
2000
1500
1000
500
0
35000
30000
25000
20000
15000
10000
5000
0
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006E
Global Completed M&A Volume (la)
Total Completed M&A Transactions (ra)

2006 YTD Total Volume	1,412bn	2006 Est. Annualised Volume:	2,421bn
2005 Total Volume	2,108bn	Est. 2006 vs. 2005:	14.8%
1991-2005 Average	1,429bn	Est. 2006 vs. 1991-2005 Avg:	69.4%

Annual M & A Book to Bill Ratio


1.8
1.5
1.3
1.0
0.8
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006E
Book-to-bill ratio
Average

2006 YTD	1.47x	2006 YTD vs. 2000 - 2005 Avg	38.7%
2000-2005 Average	1.06x	2006 YTD vs. 1991 - 2005 Avg.	30.5%
1991-2005 Average	1.13x		

Source: SDC Thomson Financial and UBS Securities Australia Ltd

Computershare

Global Interest Rate Market


%
UK
8
6
4
2
0
2000
2001
2002
2003
2004
2005
2006


%
US
8
6
4
2
0
2000
2001
2002
2003
2004
2005
2006


%
Canada
8
6
4
2
0
2000
2001
2002
2003
2004
2005
2006

Computershare

Computershare Strengths

- Recurring Revenue – 70% of revenue is of a recurring nature
- Global Diversification – Across 17 countries
- Exposure to northern hemisphere interest rates
- Technological innovation and capabilities – enhanced by acquisitions
- Integration of businesses – Equiserve ahead of schedule
- Continued strong EPS growth.

Introduction

CEO's Report

Group Financial Performance – A$m

	AIFRS FY06	AIFRS FY05	Variance
Sales Revenue	1,604.1	1,057.7	52%
Interest & Other Income	22.0	25.5	
Total Revenue	**1,626.1**	**1,083.2**	**50%**
Operating Costs	1,309.0	873.1	(50%)
Share of Net (Profit)/Loss of Associates	(4.2)	(1.8)	
Management EBITDA	**321.3**	**211.9**	**52%**
Management Adjustments - Revenue/(Expense)	(2.4)	(12.7)	
Reported EBITDA	**318.9**	**199.2**	**60%**

NPAT – FY05 AGAAP to AIFRS – Full Year

	A$'000s		
Net profit after tax under AGAAP 30 June 2005	**101,462**	**Basic EPS AGAAP**	**17.91 cents**
Write back of goodwill amortisation	41,707		
Share based remuneration expense	(9,971)		
Business combinations	(5,394)		
Other	(2,413)		
Net profit after tax under AIFRS 30 June 2005	**125,391**	**Basic EPS AIFRS**	**22.19 cents**
Management Adjustments			
- Profit on sale	(9,003)		
- Business combinations	5,394		
Management profit after tax under AIFRS 30 June 2005	**121,782**	**Management EPS AIFRS**	**21.54 cents**

Behind the Headline – NPAT IMPACT

Net profit after tax under AIFRS at 30 June 2006	**182,558**
Derivatives marked to market	1,344
Intangibles amortisation	948
UK Redundancies	5,208
Profit on sale of Markets Technology	(9,867)
UK Property Sale Adjustment	1,268
Georgeson tax losses recognised	(1,507)
Acquisition Adjustments	
Equiserve	(208)
CDS Germany	1,637
Management Adjusted profit after tax at 30 June 2006	**181,381**

Management EPS Performance


Rolling 12 months
cents
AGAAP
AIFRS
32
27
22
17
12
7
FY03
FY04
FY05
FY06

Analysis of Management EPS – Half Year Comparison


AGAAP
AIFRS
cents
20.00
18.00
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
8.49
10.53
12.16
12.53
11.72
18.72
1H04
2H04
1H05
2H05
1H06
2H06

Computershare

Full Year Comparisons – Revenue & EBITDA


$Am
AGAAP
AIFRS
$Am
1800
1500
1200
900
600
300
0
Revenue
350
300
250
200
150
100
50
0
EBITDA
133.9
183.4
211.9
321.3
719.8
894.7
1083.2
1626.1
FY03
FY04
FY05
FY06
Total Revenue
Management EBITDA

Computershare

Half Year Comparisons – Revenue & EBITDA


1st Half
$Am
AGAAP
AIFRS
$Am
900
800
700
600
500
400
300
200
140
120
100
80
60
40
20
0
54.4
80.1
90.6
132.4
355.7
399.5
491.1
781.5
1H03
1H04
1H05
1H06
Revenue
Management EBITDA


2nd Half
$Am
AGAAP
AIFRS
$Am
900.0
800.0
700.0
600.0
500.0
400.0
300.0
200.0
200
180
160
140
120
100
80
60
40
20
0
79.5
103.3
120.1
188.9
364.1
495.2
592.1
844.7
2H03
2H04
2H05
2H06
Revenue
Management EBITDA

Computershare

Regional Analysis – FY06 Revenue & EBITDA

Total Revenue Breakdown


21%
20%
59%
Asia Pacific
EMEA
North America

EBITDA Breakdown


20%
19%
61%
Asia Pacific
EMEA
North America

FY06 NPAT Analysis


$Am
225
175
125
75
25
14.2
15.2
107.2
5.8
2.4
18.8
26.0
0.4
FY05 NPAT AIFRS
1
2
3
4
5
6
7
8
FY06 NPAT AIFRS

1 EBITDA - AP
2 EBITDA - EMEA
3 EBITDA - NA
4 Depreciation
5 Amortisation
6 Interest
7 Tax
8 OEI

Half Year Comparisons – Operating Costs


AGAAP
AIFRS
$Am
700
600
500
400
300
200
100
0
317.9
393.2
401.1
472.2
650.5
658.5
1H04
2H04
1H05
2H05
1H06
2H06

Technology Costs – Establishing Global Platform



AGAAP
AIFRS
A$m
%
12%
11%
10%
10%
83.5
92.1
106.6
154.7
160
140
120
100
80
60
40
12%
10%
8%
6%
4%
2%
0%
FY03
FY04
FY05
FY06
Total Technology costs
Technology costs as a % of sales revenue

Computershare

Analysis of FY06 Technology Costs


3%
35%
44%
18%
Development
Infrastructure
Maintenance
Admin incl. External Bureau

Total Costs	$Am	154.7
Development Costs	$Am	54.2

Net Operating Cash Flows



$Am
Operating Cash Flows Vs. Capital Expenditure
240
220
200
180
160
140
120
100
80
60
40
20
0
76.2
17.9
136.1
21.4
146.8
31.6
245.8
33.4
FY03
FY04
FY05
FY06
Operating Cash Flows
Capital Expenditure

Computershare

Free Cash Flow – up 84% on FY05



$Am
Operating Cash Flows less Capital Expenditure
220
200
180
160
140
120
100
80
60
40
20
0
58.3
114.7
115.2
212.4
FY03
FY04
FY05
FY06

Balance Sheet as at 30 June 2006

	AIFRS FY06 A$'000s	AIFRS FY05 A$'000s	Variance
Current Assets	457,646	495,224	(8%)
Non Current Assets	1,709,463	1,546,037	11%
Total Assets	**2,167,109**	**2,041,261**	**6%**
Current Liabilities	359,140	485,003	26%
Non Current Liabilities	861,690	764,660	(13%)
Total Liabilities	**1,220,830**	**1,249,663**	**2%**
Total Equity	**946,279**	**791,598**	**20%**

Computershare Borrowings

	AIFRS FY06 A$m	AIFRS FY05 A$m	Variance
Cash	98.4	157.1	(37%)
Interest Bearing Liabilities *	644.3	683.4	6%
Net Debt	545.9	526.3	(4%)
Management EBITDA	321.3	211.9	52%
Coverage	1.7	2.5	0.8

* Average Tenor of drawn debt is 5.2 years

Capital Expenditure


$Am
Capital Expenditure Vs. Depreciation
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
2.4
1.0
12.8
0.5
2.7
14.0
2.7
6.4
16.8
1.7
6.8
16.8
FY03
FY04
FY05
FY06
Depreciation
Information Technology
Document Services Facilities
Occupancy
Other

Computershare

Working Capital Management

Days Sales Outstanding


Days
70
60
50
40
30
20
10
0
61
57
62
54
FY03
FY04
FY05
FY06

Return On Invested Capital Vs. WACC

Increased returns, Cost of Capital increases slightly



AGAAP
AIFRS
18%
16%
14%
12%
10%
8%
6%
FY03
FY04
FY05
FY06
WACC
ROIC

Return on Equity Vs. Return on Assets


AGAAP
AIFRS
20%
15%
10%
5%
0%
FY03
FY04
FY05
FY06
ROA
ROE

Interest Rate Sensitivity



A$m PBT Impact
120
100
80
60
40
20
0
-20
-40
-60
-80
-2.50% -2.00% -1.50% -1.00% -0.50% 0.00% 0.50% 1.00% 1.50% 2.00% 2.50% 3.00% 3.50% 4.00% 4.50%
Exposure
Hedged exposure
100% Hedged

Equity Management – Final Dividend of 7 cps

› EPS – Basic	30.63 cents
› EPS – Management	30.44 cents
› Final Dividend (unfranked)	7.0 cents
› Current Yield*	1.7%

* Based on 12 month dividend and share price of $7.45 (close 15th Aug 06)

Financial Summary – Final Remarks

- **Continued strong EPS growth - 41%**
  after 5 years of growth > 20% CAGR
- **Free cash flow up 84%**
- **Record revenues**
- **Maintained strong balance sheet**
  lowering earnings to debt coverage by 32%
- **Final dividend increased to 7 cents per share**


Market Overview
Financial Performance

Chris Morris
CEO

Key Challenges over the past year

- Equiserve Integration
  - Conversions ahead of schedule
  - Synergies ahead of forecast
- United Kingdom
  - Restructure of the entire business
  - The right people
  - Results turnaround
- Global Operations
  - 24/7 Call Centre
  - Cross border Workflow capability

Key Challenges over the past year
(continued)

- Constant Review of Business Profitability
  - All businesses (eg. US and UK Plans)
  - Customer profitability analysis
  - Divestment where it makes sense
    - Markets Technology
    - Analytics

- Shared Services focus
  - Centralised regionally
  - All costs allocated
  - User pays system
  - Know your client

Financial Highlights – FY06

- Exceeded our EPS guidance of at least 29c, 41% up on last year
- Grew:
  - Revenue by 50% to over $1.6 billion
  - EBITDA by 52% to $321.3 million
  - Operating cash flows by 67% to $246 million

Computershare the only global provider
Extract from a tender for global registry and plans services

- In particular, our proposed solution produces tangible and unique benefits for XYZ:
  - Certainty and reliability across all service components provided by Computershare
  - Cost and time savings through the consolidation of service providers
  - Mitigation of risk through our streamlined and integrated business processes
  - Enhanced market knowledge and investor insight for XYZ, through linking shareholder and employee information on one technology platform
- Computershare is the only company with the partnerships, global presence, capability and proven integrated technology systems to meet all of XYZ's requirements, both now and in the future.

A sample of some Major Deals

- Asia Pacific
  - Bank of China IPO
  - NRMA Meeting Services
  - Industrial and Commercial Bank of China IPO
- EMEA
  - Standard Life demutualisation
  - BAA takeover by Ferrovial Consortium
  - Unilever and British American Tobacco registry wins
- North America
  - AT&T Inc. and SBC merger, followed by BellSouth merger
  - United AirLines reorganisation
  - Over 90% of Mutual Fund Proxy transactions in FY06

Growth Opportunities

- Asia Pacific
  - Japan
  - China
- EMEA
  - Continental Europe
  - UK business
- North America
  - Mutual Funds
  - Further Transfer Agent consolidation
- Globally
  - Plans
  - Related businesses

Executive Management changes
(effective 16th November 2006)

- The Chairman, Sandy Murdoch, is to resign as Chairman but continue as a Non-Executive Director following this year's AGM (held on 15th Nov 2006)
- CEO & President, Chris Morris, is to become Executive Chairman
- Chief Operating Officer, Stuart Crosby, is to become CEO and President of Computershare Limited and a Director per the Company's Constitution

Financial Outlook

Management remains comfortable with its target of long term Earnings per Share growth of around 20% per annum*

* On the assumption that equity, interest rate and FX market conditions remain relatively stable

QUESTIONS ?

Appendix:
Full Year Results 2006 Presentation

16 August 2006

Appendix 1: Group Comparisons

Group Comparisons

Regional Analysis – FY06 Revenue


$Am
500.0
400.0
300.0
200.0
100.0
0.0
156.0
159.5
508.9
84.9
47.9
129.6
11.3
46.2
65.0
14.0
36.6
77.7
50.2
22.2
12.3
10.9
0.0
134.1
Register Maintenance
Corporate Actions
Stakeholder Relationship Management
Employee Share Plans
Document Services
Fund services
Asia Pacific
EMEA
North America

Half Year Comparisons - Revenue

Financial Results



$Am
500.0
450.0
400.0
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
238.1
285.7
391.1
433.2
78.2
88.5
122.4
139.9
47.3
53.7
58.7
69.6
28.4
31.6
42.2
42.5
18.8
34.3
89.3
55.7
43.7
63.6
48.0
74.5
Register Maintenance
Corporate Actions
Employee Share Plans
Document Services
Fund Services
Stakeholder Relationship Management
1H05
2H05
1H06
2H06

Computershare

Half Year Comparisons – Operating Costs

Financial Results



$Am
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
104.9
123.9
192.0
180.2
189.6
217.0
279.6
309.2
20.4
24.4
34.5
42.1
26.9
35.8
40.1
39.2
51.4
53.9
84.0
68.4
7.9
17.2
20.3
19.4
Cost of Sales
Personnel
Occupancy
Other Direct
Technology
Corporate
1H05
2H05
1H06
2H06

Computershare

Revenue Breakdown – A$m

	FY06	FY05	Variance
Register Maintenance	824.4	523.8	57%
Corporate Actions	262.3	166.7	57%
Fund Services	145.0	53.1	173%
Stakeholder Relationship Mgt	122.5	107.3	14%
Employee Share Plans	128.3	101.0	27%
Document Services	84.6	60.0	41%
Technology & Other Revenues	59.0	71.3	(17%)
Total Revenue	**1,626.1**	**1,083.2**	**50%**

Note: Included in the revenue results are $157.3 m of Margin Income (FY05: $79.6 m) and $328.8m of Recoverable Income (FY05: $202.3 m).

Underlying Effective Tax Rate



AGAAP
AIFRS
%
25
20
15
10
5
0
10.6
23.7
19.4
23.9
FY03
FY04
FY05
FY06

Computershare

Key Financial Ratios


AGAAP
AIFRS
EBITDA interest coverage
times
25
20
15
10
5
0
11.9
21.1
12.1
8.7
FY03
FY04
FY05
FY06


AGAAP
AIFRS
Net Financial Indebtedness to EBITDA
times
2.5
2.0
1.5
1.0
0.5
0.0
0.8
1.2
2.5
1.7
FY03
FY04
FY05
FY06


AGAAP
AIFRS
Gearing (Net Debt/ Net Debt + Equity)
%
40%
30%
20%
10%
0%
12%
27%
41%
37%
FY03
FY04
FY05
FY06


AGAAP
AIFRS
Funds Flow to Total Debt
%
55%
35%
15%
-5%
50%
50%
28%
43%
FY03
FY04
FY05
FY06

Risk Management - Interest Rate Sensitivity


No exposure 33%
Exposure to interest rates 36%
Effective hedging in place - both natural & synthetic 31%

Interest Rate Hedging

Strategy:	- Protect downside risk in current rising interest rate environment
Policy:	- Minimum hedge of 25% / Maximum hedge of 75% - Minimum term 1 year / Maximum term 5 years
	- Current hedging: 31%

Risk Management – Average Funds Balances for year ending 30 June 2006

By Category


Sharesave/
Employee
Plans
19%
Broker Trust
17%
Regular
Trust
15%
Corporate
Actions
27%
Dissenter
4%
Dividend
18%

By Country


Australia
1%
Canada
42%
UK
25%
US
32%

Average fund balance A$6.4b

Appendix 2: Country Summaries

Country Summaries

Appendix 2: Country Summaries

Asia Pacific

Australia Half Year Comparison

Financial Results



Total Revenue
$Am
150
100
50
0
125.9
127.5
120.0
115.9
1H05
2H05
1H06
2H06



Revenue Breakdown
$Am
50
40
30
20
10
0
48.9
46.7
46.7
46.3
30.9
29.7
31.1
22.9
8.2
8.2
4.0
5.5
4.5
5.0
6.7
7.4
21.9
21.3
25.5
24.6
Register Maintenance
Corporate Actions
Stakeholder Relationship Management
Employee Share Plans
Document Services
1H05
2H05
1H06
2H06

Computershare

New Zealand Half Year Comparison



Total Revenue
$NZm
10
8
6
4
2
0
9.0
7.9
9.7
7.7
1H05
2H05
1H06
2H06



Revenue Breakdown
$NZm
8
6
4
2
0
6.8
6.3
6.9
5.6
2.2
1.6
2.8
2.1
Register Maintenance
Corporate Actions
1H05
2H05
1H06
2H06

Hong Kong Half Year Comparison



Total Revenue
$HKm
160
140
120
100
80
60
40
20
0
108.3
111.1
120.6
146.1
1H05
2H05
1H06
2H06



Revenue Breakdown
$HKm
110
100
90
80
70
60
50
40
30
20
10
0
70.0
84.8
76.9
95.7
38.3
25.8
43.6
49.3
Register Maintenance
Corporate Actions
1H05
2H05
1H06
2H06

Computershare

Appendix 2: Country Summaries

North America

United States Half Year Comparison

Financial Results



Total Revenue
USDm
300
280
260
240
220
200
180
160
140
120
100
80
60
40
20
0
94.8
138.2
282.5
300.8
1H05
2H05
1H06
2H06



USDm
Revenue Breakdown
180
170
160
150
140
130
120
110
100
90
80
70
60
50
40
30
20
10
0
19.5
41.6
125.3
168.2
13.5
16.9
42.5
29.6
12.3
22.4
15.6
28.1
16.5
21
23.4
25.4
1.3
2.6
2.7
3.5
11.8
23.9
64.2
36.5
Register Main
Corp Actions
Stakeholder Relationship Management
Employee Share Plans
Document Services
Fund Services
1H05
2H05
1H06
2H06

Computershare

Canada Half Year Comparison

Financial Results



Total Revenue
CADm
110.0
100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
63.1
86.4
73.4
99.9
1H05
2H05
1H06
2H06



Revenue Breakdown
CADm
80
70
60
50
40
30
20
10
0
50.6
68.4
54.9
68.8
6.0
6.9
9.8
19.5
1.0
2.5
2.1
3.8
4.8
6.4
4.8
6.1
0.6
1.9
1.8
1.7
Register Maintenance
Corporate Actions
Stakeholder Relationship Management
Employee Share Plans
Document Services
1H05
2H05
1H06
2H06

Computershare

Appendix 2: Country Summaries

Financial Results

EMEA

Computershare

United Kingdom Half Year Comparison


Total Revenue
GBPm
50.0
40.0
30.0
20.0
10.0
0.0
37.0
40.2
35.9
48.4
1H05
2H05
1H06
2H06


Revenue Breakdown
GBPm
30
20
10
0
24.6
24.9
22.3
26.4
2.8
5.8
3.2
7.5
2.4
3.1
2.7
4.6
5.9
6.2
6.6
8.8
0.2
0.5
0.5
0.5
Register Maintenance
Corporate Actions
Stakeholder Relationship Management
Employee Share Plans
Document Services
1H05
2H05
1H06
2H06

Computershare

Ireland Half Year Comparison


EUROm
Total Revenue
4
3
2
1
0
2.7
3.1
3.0
3.3
1H05
2H05
1H06
2H06


EUROm
Revenue Breakdown
2
1
0
2.5
2.7
2.4
2.6
0.3
0.4
0.6
0.4
Register Maintenance
Corporate Actions
1H05
2H05
1H06
2H06

Computershare

Germany Half Year Comparison

Financial Results



Eur '000
Total Revenue
24.0
22.0
20.0
18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
7.1
13.5
15.5
24.1
1H05
2H05
1H06
2H06



Revenue Breakdown
EURm
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
0.4
0.4
0.5
0.4
0.1
1.9
1.0
9.8
6.6
8.4
7.3
6.5
0
2.8
6.2
6.2
Register Maintenance
Corporate Actions
Stakeholder Relationship Management
Document Services
1H05
2H05
1H06
2H06

Computershare

South Africa Half Year Comparison

Financial Results



Total Revenue
ZARm
120.0
100.0
80.0
60.0
40.0
20.0
0.0
94.7
99.3
99.4
99.3
1H05
2H05
1H06
2H06



Revenue Breakdown
ZARm
100
90
80
70
60
50
40
30
20
10
0
88.3
94.1
79.0
95.2
6.4
6.4
10.0
6.4
Register Maintenance
Corporate Actions
1H05
2H05
1H06
2H06

Computershare

END